

Inner Strength



A. M. Castle & Co.

2009 Annual Report



In a difficult year, we have reinforced the underpinnings of our company to ensure that we emerge even stronger. Three core strengths underscore our confidence in our ability to deliver long-term shareholder value.
They are:

Our Growth Strategy to become the leading global provider of specialty metals, processes and supply chain services to higher growth end-use markets;

Our Financial Strength as evidenced by a conservatively financed balance sheet and strong cash position; and

Our People who bring a wide range of experience and depth in metals distribution as well as target end-use markets.

In this year's Report, we provide a detailed perspective on the actions we're taking to leverage these strengths as the economic recovery gains momentum.

Corporate Profile

Founded in 1890, A. M. Castle & Co. is a global distributor of specialty metal and plastic products and supply chain services, principally serving the producer durable equipment sector, oil and gas, commercial aircraft, heavy equipment, industrial goods, construction equipment, retail, marine and automotive sectors of the global economy. Its customer base includes many Fortune 500 companies as well as thousands of medium and smaller-sized firms spread across a variety of industries. Within its metals business, it specializes in the distribution of alloy and stainless steels; nickel alloys; aluminum and carbon. Through its subsidiary, Total Plastics, Inc., the Company also distributes a broad range of value-added industrial plastics. Together, Castle operates over 56 locations throughout North America, Europe and Asia. Its common stock is traded on the New York Stock Exchange under the ticker symbol "CAS".

The Year in Brief

(amounts in thousands, except ratios and per share data) For Fiscal Years Ended December 31,	**2009**	2008	% Change
Operating Results			
Net sales	**$812,638**	$1,501,036	-46%
EBITDA, as reported	**(15,436)**	36,308	-143%
EBITDA, as adjusted	**(14,079)***	95,168*	-115%
Net (loss) income, as reported	**(26,903)**	(17,082)	-57%
Net (loss) income, as adjusted	**(25,546)***	41,778*	-161%
Diluted (loss) earnings per share, as reported	**(1.18)**	(0.76)	-55%
Diluted (loss) earnings per share, as adjusted	**(1.12)***	1.84*	-161%
Balance Sheet			
Total assets	**558,001**	679,034	-18%
Total debt	**89,184**	117,053	-24%
Total equity	**318,208**	347,300	-8%
Weighted average dilutive shares outstanding	**22,862**	22,528	
Selected Ratios			
Current ratio	**2.6**	2.1	
Debt-to-capital ratio	**21.9%**	25.2%	

*Excludes non-cash charge of $1,357 or $0.06 per share and $58,860 or $2.60 per share, for impairment of the carrying value of goodwill in the years 2009 and 2008, respectively.

The non-GAAP financial information should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. However, we believe that non-GAAP reporting, giving effect to the adjustments shown in the footnote, provide meaningful information and therefore we use it to supplement our GAAP guidance. Management often uses this information to assess and measure the performance of the Company. We have chosen to provide this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments and to provide an additional measure of performance.

The Company believes that the use and presentation of EBITDA, which is defined by the Company as income before provision for income taxes (2009: $(16,264); 2008: $20,690) plus depreciation and amortization (2009: $21,291; 2008: $23,327), and interest expense (2009: $6,603; 2008: $10,214), less interest income (2009: $163; 2008: $841), is widely used by the investment community for evaluation purposes and provides the investors, analysts and other interested parties with additional information in analyzing the Company's operating results. The Company recorded a non-cash goodwill impairment charge in the fourth quarter of 2009 and the fourth quarter of 2008 relating to its Metals segment. The Company believes that excluding this charge will provide investors with a basis to compare the Company's core operating results in different periods without this variability.


Net Sales
dollars in millions
$959.0
$1,177.6
$1,420.4
$1,501.0
$812.6
05
06
07
08
09


Net (Loss) Income, as adjusted
dollars in millions
$37.9
$54.2
$51.2
$41.8*
$(25.5)*
05
06
07
08
09


EBITDA, as adjusted
dollars in millions
$84.8
$110.0
$116.2
$95.2*
$(14.1)*
05
06
07
08
09


Debt-to-Capital
in percent
31.3%
51.2%
18.3%
25.2%
21.9%
05
06
07
08
09


Year End Stock Price
in dollars
$21.84
$25.45
$27.19
$10.83
$13.69
05
06
07
08
09

To Our Shareholders

Maintaining Financial Strength in a Recessionary Environment

In 2009, we experienced a recessionary environment that was deeper than any in recent history. The recession was global in scope, reaching every end-use market, and leaving no industrial distributor untouched. While many companies were well in the grip of recession throughout 2008, the late cycle nature of many of our markets shielded us until later in that year; so much so that we still reported record volume and sales in 2008. Business declined very significantly and rapidly during the last quarter of 2008 and through the first half of 2009, at which point we began to see improved activity, albeit at a very low rate of recovery.

In this difficult operating environment, our top priorities were to ensure that we had adequate liquidity and a strong balance sheet by bringing inventories, operating costs and capital commitments in line with these vastly changed business conditions. As a result of our efforts, we ended the year with a strong cash position and a conservatively financed balance sheet, which position us well for future growth.

Recent economic data indicates that a recovery in the industrial sector is underway. U.S. industrial production rose at annualized rates of 5.2% and 7.0% in the third and fourth quarters of 2009, respectively, the first quarterly gains since early in 2008. Additionally, the Purchasing Manufacturers' Index crossed the 50 threshold in late summer, the point at which manufacturing is considered to be expanding, and remained above that level through the balance of the year. We also saw an increasing rate of sales at our plastics business, Total Plastics, Inc., (TPI) and our commodity-oriented joint venture, Kreher Steel Co., both of which we regard as earlier indicators of the general business cycle than the balance of our business.

In the past, we have demonstrated an ability to generate significant earnings as business conditions improve. While we cannot gauge the timing or the magnitude of this recovery, we can assure you that we are determined to emerge from this cycle positioned to maximize the leverage inherent in our business model. In the middle section of this report, you'll find more information on the competitive strengths which we believe will enable us to deliver increasing shareholder value as the economic recovery gains momentum.


CASTLE ME

Michael H. Goldberg
President and Chief Executive Officer

John McCartney
Chairman of the Board

2009 Operating Results

Consolidated net sales were $812.6 million in 2009, 45.9% lower than last year's record $1.5 billion. Metals segment sales, which account for 89% of total reported revenues, declined 47.6% to $726.2 million. Volume, or average total tons sold per day, was 43.5% lower than in 2008, reflecting both significantly reduced demand and accelerated de-stocking throughout the entire supply chain. This is in line with the Metals Service Center Industry's data, which reported members' shipments down 42% for comparable products. Pricing overall was lower in 2009 than 2008 but, considering the degree and speed of reduced demand in the supply chain, it could have been worse. A favorable change in our sales mix toward higher priced aluminum, nickel and stainless products somewhat mitigated lower price levels.

Revenues at our Plastics segment, TPI, which comprises the remaining 11% of total reported revenues, were $86.4 million, compared with $116.2 million in 2008. Like our metals business, TPI was adversely affected by the recession, particularly in the marine sector. Revenue stabilized in the second quarter and toward the end of the year, we saw meaningful sales increases relative to the first half of 2009.

Consolidated gross margin was 24.8% for 2009 compared to 25.1% a year ago, reflecting an intensely competitive marketplace. Historically, our margins ranged from 25% at the bottom of the cycle to 29% at the peak. As our inventory levels and market conditions normalize, we would expect our reported gross margins to recover.

Consolidated operating expenses were $238.4 million and $372.9 million in 2009 and 2008, respectively. Excluding the impact of goodwill impairment of $1.4 million in 2009 and $58.9 million in 2008, consolidated operating expenses declined by 24.5% to $237.1 million in 2009 from $314.1 million in 2008, primarily reflecting a reduction in our workforce of approximately 25% from 2008 peak levels. We also implemented across the board cutbacks in our payroll, hours worked and benefits.

We ended the year with a net loss of $25.5 million, or $1.12 per diluted share, compared to net earnings of $41.8 million, or $1.84 per diluted share, excluding the impact of $1.4 million and $58.9 million of goodwill impairment charges for 2009 and 2008, respectively. While we are disappointed with these results, we believe we are on a path to recovery.

While we cannot gauge the timing or the magnitude of this recovery, we can assure you that we are determined to emerge from this cycle positioned to maximize the leverage inherent in our business model.

Turning to our balance sheet, we reduced out total debt from $117.1 million at the end of 2008 to $89.2 million at 2009 year end. We reduced our inventories by $69.7 million during 2009. While we anticipated the downturn and reacted quickly to right-size our inventories, the magnitude and rapidity of the downturn, particularly in the oil and gas industry, left us with further work to do. Days' Sales in Inventories (DSI) averaged 189 days in 2009, the equivalent of two turns, well below our historical levels of 120 days, or three turns. A critical goal for 2010 is to bring our DSI back to these more normal levels. Our trade receivables fell by $53.8 million in 2009. Our average Days' Sales Outstanding (DSO) was 54.8 days, which is also higher than historical norms. DSO peaked in the second quarter and improved through the balance of the year.

Capital expenditures were reduced from $26.3 million in 2008 to $8.7 million this past year. We further conserved cash by suspending dividend payments in April of 2009. Cash flow from operations was $53.1 million in 2009 compared to $21.7 million a year ago. Our debt-to-capital ratio stood at 21.9% at December 31, 2009 compared with 25.2% a year earlier.

A detailed discussion of our financial results can be found within the Form 10-K portion of this Report.

Key Accomplishments of 2009

The most significant strategic accomplishment in 2009 was the rollout of our Oracle Enterprise Resource Planning (ERP) System throughout a majority of the U.S. and Canada, bringing us within reach of our goal of operating our metals business on one fully integrated global systems platform. This was by far the largest and most complex systems initiative we have undertaken. We believe our new platform will be critical to help drive future growth and to strengthen the underpinnings of our overall business model. Following the conversion, we retired the legacy system that served us for nearly 25 years, generating $1 million in immediate annual savings. We intend to continue our ERP system migration in 2010 with the conversion of our remaining domestic and international operations.

We also made headway in target markets where demand showed some strength. These included: alternative energy; the military and defense sectors of the aerospace business; and heavy equipment. We expanded our oil and gas presence through our existing Singapore operations with the addition of a sales office. Domestically, we experienced strong business activity in the Gulf Coast area, opening an office in Louisiana early in 2009.

From an operating perspective, a broad range of initiatives allowed us to reduce our consolidated operating expenses by $77 million, $12 million more than our stated goal of $65 million, excluding the impact of goodwill impairment of $1.4 million in 2009 and $58.9 million in 2008. We also reduced our working capital, which fell by $23 million. We took a very conservative approach to receivables management which served us well. Notably, our bad debt loss was better than forecast, reflecting both the strength of our customer base and our ability to manage through downturns in the business cycle.

Having ensured a strong balance sheet and cash flow, we filed a universal shelf registration statement with the U.S. Securities and Exchange Commission in November 2009. Declared effective shortly thereafter, it allows us to offer and sell from time-to-time in the future up to $100 million of equity, debt or other types of securities as described in the registration statement, or any combination of such securities. This action positions us to capitalize on emerging opportunities for greenfield operations and acquisitions as business conditions improve.

Finally, we have successfully created a culture of 'employee safety first'. Over the past several years, we have made significant improvements in our safety record and are very proud of the work that has been done in this vital area.

Outlook for 2010 and Beyond

From all indications – at the macro level, in conversations with our customers and suppliers, and with increased activity seen at our early-cycle businesses – it appears that an economic recovery is underway. We believe that, in most markets, the inventory de-stocking cycle has played out so that customers are now buying materials for production and not working off inventories. We expect absolute demand to accelerate throughout the year. Due to the late-cycle nature of many of our markets, we historically lag the early-cycle segment of the metals business by six to twelve months.

In closing, we want to acknowledge the tremendous efforts of our employees, who performed extremely well under very challenging business conditions. The actions we took to weather the recession while implementing our new ERP system required significant sacrifice and dedication on their part, and we greatly value their dedication and loyalty. Our thanks also go out to our customers and suppliers, our Board of Directors, and to all investors who continue to support our efforts. We are fully committed to rewarding your confidence.

Sincerely,



Michael H. Goldberg
President and Chief Executive Officer



John McCartney
Chairman of the Board

March 11, 2010

We believe our growth strategy will enable us to deliver increasing shareholder value as the recovery gains momentum.



As the economy recovers, there are three major reasons why we are confident that we will emerge as an even stronger company. First, is the strategy we set in motion in 2006. Second, is our financial strength, as evidenced by our conservatively financed balance sheet and strong cash position. And third and most importantly, is the strength and depth of our employees, and their expertise and knowledge of those industries that we serve.

Our Growth Strategy

Looking first at our strategy, we have moved in a new direction over the past several years to build a distinct brand identity as a global specialty metals company providing highly engineered products, processes and supply chain services to higher growth end-use markets. Increasingly, industrial manufacturers are seeking distributors who are experts in their particular end-use markets. We believe that our specialty focus and service offerings position us to become the supplier of choice for these customers.

While our target end-use markets were adversely affected by the recession, their size and strength will continue to provide important global growth opportunities over the long-term. The aerospace and defense industry exemplifies this aspect of our strategy. Heading into the downturn, major aircraft manufacturers had multiyear backlogs,

Increasingly, industrial manufacturers are **seeking distributors who are experts** in their particular end-use markets.

so while new orders for commercial aircraft declined, deliveries were maintained. On the defense side, even as military programs were curtailed, major conflicts abroad kept defense spending at high levels. Longer term, the fundamentals that attracted us to this sector remain intact including the normal replacement cycle for aircraft and the shift in production in favor of wide-body commercial aircraft. Underlying these fundamentals is a compelling fact: over the past three decades, commercial airline travel has grown at an annual compounded rate of 5.3%, nearly double that of world GDP growth.

We also expect improvement in our other markets such as mining and heavy equipment, semi-conductor, infrastructure, and wind and solar power generation as government stimulus money and funding for capital spending become more widely available. Global investments in infrastructure were expected to be $7 trillion before the economic crisis. Now, there is expected to be an additional $3 trillion in government stimulus directed toward infrastructure investments.

The oil and gas market experienced a precipitous downturn in 2009 but two relative bright spots were the U.S. Gulf Coast region and Asia, which is served through our operations in Singapore and our facility in Shanghai. We expect improvement in the oil and gas market during 2010 as an over-inventoried supply chain begins to self-correct. Internationally, we expect to see healthy demand in Asia, where business activity is more robust, and financing has been more readily available than in the United States. This is consistent with our expectation that, going forward, we will grow at a faster pace internationally than we will domestically. Countries outside the OECD (Organization for Economic Co-operation and Development) contributed more than half of total global GDP in



We believe we have ample **liquidity and flexibility** to meet our operating and strategic objectives.

Markets Served



Machine Tools & General Equip. 15%
Other 15%
Plastics 11%
Heavy Equipment 10%
10% Oil & Gas
30% Aerospace
4% Military & Defense
5% Power Generation

The size and strength of our industrial markets will provide important global growth opportunities over the long-term.

2009, and as growth resumes, they will need more energy, including oil, to continue their rapid industrialization.

To support our growth strategy, we substantially completed the rollout of our ERP system. There is significant potential in this system to improve efficiency, reduce cycle time, enhance customer service, and improve virtually every facet of our business. Strategically, one of its most compelling features is the enhanced ability to roll out Castle Metals Plus™, our technical supply chain management solution. This will be critical to achieving our goal of being able to effectively manage sub-contractor networks for our global OEM (Original Equipment Manufacturer) customers.


METLSAW

We also made excellent progress in workplace safety. In the last two years reportable accidents were down 63%. Furthermore, 27 out of our 51 plants were completely accident free in 2009 and 19 plants have not had an accident in at least two years. We are intent on establishing a safety record that is the very best in our industry.



Financial Strength

In 2009, excluding the impact of the goodwill impairment charge, we reduced our operating expense by $77 million; reduced our inventories by $69.7 million; reduced debt by $27.9 million; reduced capital expenditures by $17.6 million; and generated $53.1 million in operating cash flow. To help ensure operating flexibility as the economy recovers, we filed a $100 million universal shelf registration statement. Combined with a $230 million revolving credit facility, we believe we have ample liquidity and flexibility to meet our operating and strategic objectives. We were fortunate to have had a conservative balance sheet heading into the recession. We have observed that companies in our industry that were highly leveraged going into the downturn have experienced significant financial strain.

Going into 2010, we continue to see signs of recovery in our end-use markets, with early year sales stronger than anticipated. As previously noted, initially, we expect this recovery to be driven primarily by inventory replenishment, which suggests a slow and gradual recovery, rather than a quick one. This time, the economy does not yet have the classic consumer-driven forces at work, nor is there the easy access to financing that has powered previous recoveries. Inevitably, the recovery will gain momentum. In the meantime, we will continue to be vigilant in holding operating expenses at or below 2009 levels. We are taking a similar approach with respect to capital expenditures.

Our people have a wide range of experience and depth in both metals distribution and our end-use target markets.

Products Provided



Plastics
11%
Titanium
4%
Alloy
20%
All
Others
4%
14%
Carbon
24%
Stainless &
Nickel
23%
Aluminum

Our specialty metals focus is the foundation on which our strategy is built.

Having largely completed the implementation of our ERP system, additional investments will be aimed at adding functionality to improving responsiveness and customer service. Additionally, we are committed to improve our customer service and we intend to apply the same intense focus and process that made our safety initiative so successful.



Castle Metals
Gardena, CA
GVW 50

With respect to inventories, we have some more work to do in order to bring them into line with anticipated demand. As they are further reduced, we will generate additional cash which will strengthen our balance sheet even further. As the recovery unfolds, the benefits of a fully functional ERP system, a leaner cost structure and a strong customer service orientation will serve us well and make us more competitive and profitable in the future.

We are building a **distinct brand identity** as a global specialty metals company providing highly engineered products, processes and supply chain services to higher growth end-use markets.



Our People

Our third and most important reason for confidence in the future is our people, who bring a wide range of experience and knowledge in metals distribution as well as our target end-use markets. As you can imagine, taking the actions necessary to weather the recession have been a tremendous challenge. We are indebted to our employees who have worked tirelessly to ensure that we maintained our financial strength and liquidity through these tough economic times, while implementing our ERP system and continuing to execute our strategic vision. It has been a challenge for everyone but we are well positioned to enjoy the better economic times ahead.

Officers and Directors

Officers

Corporate

John McCartney
Non-Executive
Chairman of the Board

Michael H. Goldberg
President and
Chief Executive Officer

Stephen V. Hooks
Executive Vice President and President,
Castle Metals

Scott F. Stephens
Vice President, Treasurer,
Chief Financial Officer and
Interim President,
Castle Metals Oil & Gas

Kevin B. Coughlin
Vice President, Operations

Robert J. Perna
Vice President, General Counsel
and Secretary

Blain A. Tiffany
Vice President and President,
Castle Metals Aerospace

Kevin P. Fitzpatrick
Vice President, Human Resources

Patrick R. Anderson
Vice President,
Corporate Controller and
Chief Accounting Officer

Metals U.K. Group

Ian Griffiths
Managing Director

Total Plastics, Inc.

Thomas L. Garrett
President

Kreher Steel Company, LLC (1)

Joseph L. Druzak
President and
Chief Executive Officer

(1) A 50% Owned Joint Venture

Directors

Brian P. Anderson
Retired Senior Vice President
and Chief Financial Officer
Baxter International

Thomas A. Donahoe
Retired Vice Chair
Price Waterhouse LLP

Ann M. Drake
Chief Executive Officer
DSC Logistics, Inc.

Michael H. Goldberg
President and Chief Executive Officer
A. M. Castle & Co.

William K. Hall
Founding Partner
Procyon Advisors, LLP

Robert S. Hamada
Edward Eagle Brown
Distinguished Service Professor
of Finance and Former Dean
Graduate School of Business
The University of Chicago

Patrick J. Herbert, III
President
Simpson Estates, Inc.

Terrence J. Keating
Retired Chairman and
Chief Executive Officer
Accuride Corporation

Pamela Forbes Lieberman
Former President and
Chief Executive Officer
True Value Company

John McCartney
Non-Executive
Chairman of the Board
A. M. Castle & Co.

Michael Simpson
Retired Chairman of the Board
A. M. Castle & Co.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934


Received SEC
MAR 23 2010
Washington, DC 20549

For the fiscal year ended December 31, 2009 Commission File Number: 1-5415

A. M. CASTLE & CO.
(Exact name of registrant as specified in its charter)

Maryland
(State or other jurisdiction of incorporation or organization)

36-0879160
(I.R.S. Employer Identification No.)

3400 North Wolf Road, Franklin Park, Illinois
(Address of principal executive offices)

60131
(Zip Code)

Registrant's telephone number, including area code (847) 455-7111

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock - $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large Accelerated Filer ___ Accelerated Filer X Non-Accelerated Filer ___

Smaller Reporting Company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ___ No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter is $199,926,525.

The number of shares outstanding of the registrant's common stock on March 5, 2010 was 22,907,290 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Documents Incorporated by Reference	Applicable Part of Form 10-K
Proxy Statement furnished to Stockholders in connection with registrant's Annual Meeting of Stockholders to be held April 22, 2010.	Part III

Disclosure Regarding Forward-Looking Statements

Information provided and statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and the Company assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "predict," "plan," or similar expressions. These statements are not guarantees of performance or results, and they involve risks, uncertainties, and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements, including those risk factors identified in Item 1A "Risk Factors" of this report. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

INDUSTRY AND MARKET DATA

In this report, we rely on and refer to information and statistics regarding the metal service center industry and general manufacturing markets. We obtained this information and these statistics from sources other than us, such as Purchasing magazine and the Institute of Supply Management, which we have supplemented where necessary with information from publicly available sources and our own internal estimates. We have used these sources and estimates and believe them to be reliable.

PART I

ITEM 1 — *Business*

In this annual report on Form 10-K, "the Company," "we" or "our" refer to A. M. Castle & Co., a Maryland corporation, and its subsidiaries included in the consolidated financial statements, except as otherwise indicated or as the context otherwise requires.

Business and Markets

Company Overview

The Company is a specialty metals (89% of net sales) and plastics (11% of net sales) distribution company serving customers on a global basis. The Company provides a broad range of products and value-added processing and supply chain services to a wide array of customers, principally within the producer durable equipment, oil and gas, commercial aircraft, heavy equipment, industrial goods, construction equipment, retail, marine and automotive sectors of the global economy. Particular focus is placed on the aerospace and defense, oil and gas, power generation, mining, heavy equipment manufacturing, marine, office furniture and fixtures, transportation and general manufacturing industries.

The Company's primary metals service center and corporate headquarters are located in Franklin Park, Illinois. The Company has 51 service centers located throughout North America (45), Europe (5) and Asia (1). The Company's service centers hold inventory and process and distribute products to local geographic and select export markets.

Industry and Markets

Service centers act as supply chain intermediaries between primary producers, which necessarily deal in bulk quantities in order to achieve economies of scale, and end-users in a variety of industries that require specialized products in significantly smaller quantities and forms. Service centers also manage the differences in lead times that exist in the supply chain. While original equipment manufacturers ("OEM") and other customers often demand delivery within hours, the lead time required by primary producers can be as long as several months. Service centers also provide value to their customers by aggregating purchasing, providing warehousing and distribution services, and by processing material to meet specific customer needs.

According to an April 2009 article in Purchasing magazine, "service centers comprise the largest single customer group for North American mills, buying and reselling more than 43% of all the carbon, alloy, stainless and specialty steels, aluminum, copper, brass and bronze, and superalloys produced in the U.S. and Canada last year. The U.S. and Canadian metals distribution industry generated $153 billion in 2008 net sales, or about 7% more than the $143 billion generated in 2007."

The principal markets served by the Company are highly competitive. Competition is based on price, service, quality, processing capabilities, inventory availability, timely delivery and ability to provide supply chain solutions. The Company competes in a highly fragmented industry. Competition in the various markets in which the Company participates comes from a large number of value-added metals processors and service centers on a regional and local basis, some of which have greater financial resources and some of which have more established brand names in the local markets served by the Company.

The Company also competes to a lesser extent with primary metals producers who typically sell to larger customers requiring shipments of large volumes of metal.

In order to capture scale efficiencies and remain competitive, many primary metal producers are consolidating their operations and focusing on their core production activities. These producers have increasingly outsourced metals distribution and inventory management to metals service centers. This process of outsourcing allows them to work with a relatively small number of intermediaries rather than many end customers. As a result, metals service centers, including the Company, are now providing a range of services for their customers, including metal purchasing, processing and supply chain management services.

Recent Acquisitions and Expansions

In March 2009, the Company expanded its oil and gas presence through the Company's existing Singapore operations with the addition of a sales office. The expansion will enable the Company to grow its oil and gas customer base by supporting customers' international strategies through improved supply chain solutions to local customers throughout Asia, including Southeast Asia, China and India.

In 2008, the Company acquired Metals U.K. Group ("Metals U.K."). Metals U.K. is a distributor and processor of specialty metals primarily serving the oil and gas, aerospace, petrochemical and power generation markets worldwide. Metals U.K. has distribution and processing facilities in Blackburn, England, Hoddesdon, England and a sales office in Bilbao, Spain. The acquisition of Metals U.K. has allowed the Company to expand its global reach.

In 2008, the Company opened a new service center in Shanghai, China. The 45,700 square foot facility became fully operational in the second quarter of 2008. The Shanghai service center provides the Company the ability to serve new customers in China, as well as existing customers, which previously received processed specialty aerospace grade metals from the Company's United States ("U.S.") based aerospace operations.

Procurement

The Company purchases metals and plastics from many producers. Material is purchased in large lots and stocked at its service centers until sold, usually in smaller quantities and typically with some value-added processing services performed. The Company's ability to provide quick delivery of a wide variety of specialty metals and plastic products, along with its processing capabilities, allows customers to lower their own inventory investment by reducing their need to order the large quantities required by producers or their need to perform additional material processing services. Some of the Company's purchases are covered by long-term contracts and commitments, which generally have corresponding customer sales agreements.

Orders are primarily filled with materials shipped from Company stock. The materials required to fill non-stock orders are obtained from other sources, such as direct mill shipments to customers or purchases from other distributors. Thousands of customers from a wide array of industries are serviced primarily through the Company's own sales organization. Deliveries are made principally by Company-leased trucks. Common carrier delivery is used in areas not serviced directly by the Company's fleet.

Employees

At December 31, 2009, the Company had 1,576 full-time employees in its operations throughout the United States, Canada, Mexico, France, Spain, the United Kingdom, China and Singapore. Of these, 256 are represented by collective bargaining units, principally the United Steelworkers of America and International Brotherhood of Teamsters.

Business Segments

The Company distributes and performs processing for both metals and plastics. Although the distribution processes are similar, different customer markets, supplier bases and types of products exist. Additionally, our Chief Executive Officer reviews and manages these two businesses separately. As such, these businesses are considered reportable segments and are reported accordingly in the Company's various public filings. Neither of the Company's reportable segments has any unusual working capital requirements.

In the last three years, the percentages of total sales of the two segments were as follows:

	2009	2008	2007
Metals	89%	92%	92%
Plastics	11%	8%	8%
	100%	100%	100%

Metals Segment

In its Metals segment, the Company's market strategy focuses on distributing highly engineered specialty grades and alloys of metals as well as providing specialized processing services. Core products include alloy, aluminum, stainless, nickel, titanium and carbon. Inventories of these products assume many forms such as plate, sheet, extrusions, round bar, hexagon bar, square and flat bar, tubing and coil. Depending on the size of the facility and the nature of the markets it serves, distribution centers are equipped as needed with bar saws, plate saws, oxygen and plasma arc flame cutting machinery, water-jet cutting equipment, stress relieving and annealing furnaces, surface grinding equipment, cut-to-length levelers and sheet shearing equipment.

The Company's customer base is well diversified and therefore, the Company does not have dependence upon any single customer, or a few customers. Our customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized firms.

The Company's broad network of locations provides next-day delivery to most of the segment's markets, and two-day delivery to virtually all of the rest.

Plastics Segment
The Company's Plastics segment consists exclusively of Total Plastics, Inc. ("TPI"), a wholly-owned subsidiary headquartered in Kalamazoo, Michigan. This segment stocks and distributes a wide variety of plastics in forms that include plate, rod, tube, clear sheet, tape, gaskets and fittings. Processing activities within this segment include cut-to-length, cut-to-shape, bending and forming according to customer specifications.

The Plastics segment's diverse customer base consists of companies in the retail (point-of-purchase), marine, office furniture and fixtures, transportation and general manufacturing industries. TPI has locations throughout the upper Northeast and Midwest portions of the U.S. and one facility in Florida.

Joint Venture

The Company holds a 50% joint venture interest in Kreher Steel Co. ("Kreher"), a metals distributor headquartered in the Midwest, focusing on customers whose primary need is for immediate, reliable delivery of large quantities of alloy, special bar quality and stainless bars. The Company's equity in the earnings from this joint venture is reported separately in the Company's consolidated statements of operations. Kreher is considered a significant subsidiary under Rule 3-09 of Regulation S-X. Therefore, its stand-alone financial statements are included in this filing.

Access to SEC Filings

The Company makes available free of charge on or through its Web site at www.amcastle.com the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). Information on our website does not constitute part of this annual report on Form 10-K.

ITEM 1A — *Risk Factors*

Our business, operations and financial condition are subject to various risks and uncertainties. Current or potential investors should carefully consider the risks and uncertainties described below, together with all other information in this annual report on Form 10-K and other documents filed with the SEC, before making any investment decisions with respect to the Company's securities.

Our future operating results depend on the volatility of the prices of metals and plastics, which could cause our results to be adversely affected.
The prices we pay for raw materials, both metals and plastics, and the prices we charge for products may fluctuate depending on many factors, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions and currency fluctuations. To the extent metals prices decline, we would generally expect lower sales and possibly lower net income, depending on the timing of the price changes and the ability to pass price changes onto our customers. To the extent we are not able to pass on to our customers any increases in our raw materials prices, our gross margins and operating results may be adversely affected. In addition, because we maintain substantial inventories of metals in order to meet short lead-times and the just-in-time delivery requirements of our customers, a reduction in our selling prices could result in lower profit margins or, in some cases, losses, either of which would reduce our profitability and could adversely impact our ability to remain in compliance with certain financial covenants in our loan facilities, as well as result in us incurring impairment charges.

We service industries that are highly cyclical, and any downturn in our customers' industries could reduce our revenue and profitability.
Many of our products are sold to customers in industries that experience significant fluctuations in demand based on economic conditions, energy prices, consumer demand availability of adequate credit and financing, customer inventory levels and other factors beyond our control. As a result of this volatility in the industries we serve, when one or more of our customers' industries experiences a

decline, we may have difficulty increasing or maintaining our level of sales or profitability if we are not able to divert sales of our products to customers in other industries. We have made a strategic decision to focus sales resources on certain industries, specifically the aerospace and defense and oil and gas industries. A downturn in these industries has had, and may in the future continue to have, an adverse effect on our operating results. We are also particularly sensitive to market trends in the manufacturing sector of the North American economy.

We may not be able to realize the benefits we anticipate from our acquisitions.
Some of our growth has been through acquisitions, and we intend to continue to seek attractive opportunities to acquire businesses in the future. Achieving the benefits of these acquisitions depends on the timely, efficient and successful execution of a number of post-acquisition events, including our integration of the acquired businesses. We may not be able to realize the benefits we anticipate from our acquisitions. Factors that could affect our ability to achieve these benefits include:

- Difficulties in integrating and managing personnel, financial reporting and other systems used by the acquired businesses;
- The failure of the acquired businesses to perform in accordance with our expectations;
- Failure to achieve anticipated synergies between our business units and the acquired businesses;
- The loss of the acquired businesses' customers; and
- Cyclicality of business.

The presence of any of the above factors individually or in combination could result in future impairment charges against the assets of the acquired businesses.

If the acquired businesses do not operate as we anticipate, it could adversely affect our operating results and financial condition. As a result, there can be no assurance that the acquisitions will be successful or will not, in fact, adversely affect our business.

We are vulnerable to interest rate fluctuations on our indebtedness, which could hurt our operating results.
We are exposed to various interest rate risks that arise in the normal course of business. We finance our operations with fixed and variable rate borrowings. Market risk arises from changes in variable interest rates. Under our revolving credit facility, our interest rate on borrowings is subject to changes based on fluctuations in the LIBOR and prime rates of interest. If interest rates significantly increase, we could be unable to service our debt which could have an adverse effect on our operating results.

The current global recession and financial crisis have had and are likely to continue to have an adverse impact on our business, operating results and financial condition.
The current global economic recession has, since the beginning of the fourth quarter of 2008, had an adverse effect on demand for our products and consequently the operating results, financial condition and cash flows. Operating results may remain at depressed levels until economic conditions improve and demand increases. There can be no assurance as to the timing or nature of any recovery. Many of our customers and the industries we serve have been significantly impacted by the current global recession and are experiencing extremely challenging market conditions. As a result, the current global recession may continue to have an adverse impact on our business, operating results and financial condition. Continued negative economic conditions, as well as a slow recovery period, could lead to reduced demand for our products, increased price competition, reduced gross margins, increased risk of obsolete inventories and higher operating costs as a percentage of revenue.

Due to the current financial crisis, it has been increasingly difficult for businesses to secure financing. These conditions could persist for a prolonged period of time or worsen in the future. Our existing $230 million revolving credit facility matures on January 2, 2013. Continued uncertainty in the capital and credit markets may negatively impact our business, including our ability to access additional financing at a time when we would like, or need, to access those markets to run or expand our business. These events may also make it more costly for us to raise capital through the issuance of our equity securities and could reduce our net income by increasing our interest expense and other costs of capital. The diminished availability of credit and other capital is also affecting the industries we serve. Further volatility in worldwide capital and credit markets may continue to significantly impact the industries we serve and could result in further reduction in sales volumes, increased credit and collection risks and may have other adverse effects on our business.

Disruptions in the supply of raw materials could adversely affect our operating results and our ability to meet our customer demands.
If for any reason our primary suppliers of metals should curtail or discontinue their delivery of raw materials to us at competitive prices and in a timely manner, our operating results could suffer. Unforeseen disruptions in our supply bases could materially impact our ability to deliver products to customers. The number of available suppliers could be reduced by factors such as industry consolidation and bankruptcies affecting steel, metals and plastics producers. If we are unable to obtain sufficient amounts of raw materials from our traditional suppliers, we may not be able to obtain such raw materials from alternative sources at competitive prices to meet our delivery schedules, which could have an adverse impact on our operating results.

Our industry is highly competitive, which may force us to lower our prices and may have an adverse effect on our operating results.
The principal markets that we serve are highly competitive. Competition is based principally on price, service, quality, processing capabilities, inventory availability and timely delivery. We compete in a highly fragmented industry. Competition in the various markets in which we participate comes from a large number of value-added metals processors and service centers on a regional and local basis, some of which have greater financial resources than we do and some of which have more established brand names in the local markets we serve. We also compete to a lesser extent with primary metals producers who typically sell to very large customers requiring shipments of large volumes of metal. Increased competition could force us to lower our prices or to offer increased services at a higher cost to us, which could have an adverse effect on our operating results.

Our business could be adversely affected by a disruption to our primary distribution hub.
Our largest facility, in Franklin Park, Illinois, serves as a primary distribution center that ships product to our other facilities as well as external customers. This same facility also serves as our headquarters. Our business could be adversely impacted by a major disruption at this facility in the event of:

- damage to or inoperability of our warehouse or related systems;
- a prolonged power or telecommunication failure;
- a natural disaster such as fire, tornado or flood;
- a work stoppage; or
- an airplane crash or act of war or terrorism on-site or nearby as the facility is located within seven miles of O'Hare International Airport (a major U.S. airport) and lies below certain take-off and landing flight patterns.

A prolonged disruption of the services and capabilities of our Franklin Park facility and operation could adversely impact our operating results.

Damage to or a disruption in our information technology systems could impact our ability to conduct business and/or report our financial performance.
We are in the process of implementing new enterprise-wide resources planning ("ERP") systems. In 2009, we completed the conversions of substantially all of the Company's North American locations onto a new ERP system. However, we can provide no assurance that the continued phased-implementation at the Company's remaining facilities will be successful or will occur as planned. Difficulties associated with the design and implementation of the new ERP system could adversely affect our business, our customer service and our operating results.

We rely on information technology systems to provide inventory availability to our sales and operating personnel, improve customer service through better order and product reference data and monitor operating results. Difficulties associated with upgrades or integration with new systems could lead to business interruption that could harm our reputation, increase our operating costs and decrease profitability. In addition, any significant disruption relating to our current or new information technology systems, whether due from such things as fire, flood, tornado and other natural disasters, power loss, network failures, loss of data, security breaches and computer viruses, or otherwise, may have an adverse effect on our business, our operating results and our ability to report our financial performance in a timely manner.

We operate in international markets, which expose us to a number of risks.

Although a substantial majority of our business activity takes place in the United States, we serve and operate in certain international markets, which expose us to political, economic and currency related risks, including the potential for adverse change in the local political climate or in government policies, laws and regulations, difficulty staffing and managing geographically diverse operations, restrictions on imports and exports or sources of supply, and change in duties and taxes. We operate in Canada, Mexico, France, and the United Kingdom, with limited operations in Spain, Singapore and China. An act of war or terrorism could disrupt international shipping schedules, cause additional delays in importing our products into the United States or increase the costs required to do so. Fluctuations in the value of the U.S. dollar versus foreign currencies could reduce the value of these assets as reported in our financial statements, which could reduce our stockholders' equity. If we do not adequately anticipate and respond to these risks and the other risks inherent in international operations, it could have a material adverse effect on our operating results.

A portion of our workforce is represented by collective bargaining units, which may lead to work stoppages.

Approximately 256 of our employees are unionized, which represented approximately 16% of our employees at December 31, 2009, including those employed at our primary distribution center in Franklin Park, Illinois. A collective bargaining agreement covering approximately 199 hourly plant personnel at our Franklin Park, Cleveland and Kansas City facilities expires on October 1, 2010. Although we believe that we will be able to successfully negotiate a new collective bargaining agreement when the existing agreement expires, the negotiations:

- may not be successful;
- may result in a significant increase in the cost of labor; or
- may break down and result in the disruption of our operations.

We cannot predict how stable our relationships with these labor organizations will be or whether we will be able to meet union requirements without impacting our operating results and financial condition. The unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could negatively impact the timely processing and shipment of our products, which could strain relationships with customers and adversely affect our operating results.

We could incur substantial costs in order to comply with, or to address any violations under, environmental and employee health and safety laws, which could adversely affect our operating results.

Our operations are subject to various environmental statutes and regulations, including laws and regulations governing materials we use. In addition, certain of our operations are subject to international, federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Our operations are also subject to various employee safety and health laws and regulations, including those concerning occupational injury and illness, employee exposure to hazardous materials and employee complaints. Certain of our facilities are located in industrial areas, have a history of heavy industrial use and have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Currently unknown cleanup obligations at these facilities, or at off-site locations at which materials from our operations were disposed, could result in future expenditures that cannot be currently quantified but which could have an adverse effect on our operating results.

Increases in freight and energy prices would increase our operating costs and we may be unable to pass these increases on to our customers in the form of higher prices, which may adversely affect our operating results.

We use energy to process and transport our products. The prices for and availability of energy resources are subject to volatile market conditions, which are affected by political and economic factors beyond our control. Our operating costs increase if energy costs, including electricity, diesel fuel and natural gas, rise. During periods of higher freight and energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. In addition, we do not hedge our exposure to higher prices via energy futures contracts.

We may not be able to retain or expand our customer base if the United States manufacturing industry continues to relocate production operations internationally.

Our customer base primarily includes manufacturing and industrial firms in the United States, some of which are, or have considered, relocating production operations outside the United States or outsourcing particular functions to locations outside the United States. Some customers have closed their businesses as they were unable to compete successfully with foreign competitors. Although we have facilities in Canada, Mexico, France, Spain, the United Kingdom, Singapore and China, the majority of our facilities are located in the United States. To the extent our customers close or relocate operations to locations where we do not have a presence, we could lose all or a portion of their business.

Our operating results are subject to the seasonal nature of our customers' businesses.

A portion of our customers experience seasonal slowdowns. Our revenues in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday or vacation closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters. As a result, analysts and investors may inaccurately estimate the effects of seasonality on our operating results in one or more future quarters and, consequently, our operating results may fall below expectations.

We may face risks associated with current or future litigation and claims.

From time to time, we are involved in a variety of lawsuits, claims and other proceedings relating to the conduct of our business. These suits concern issues including contract disputes, employee-related matters, employee benefits, taxes, environmental, health and safety, personal injury and product liability matters. Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional claims will not be made against us in the future. While it is not feasible to predict the outcome of all pending lawsuits and claims, we do not believe that the disposition of any such pending matters is likely to have an adverse effect on our financial condition or liquidity, although the resolution in any reporting period of one of more of these matters could have an adverse effect on our operating results for that period. Also, we can give no assurance that any other lawsuits or claims brought in the future will not have an adverse effect on our financial condition, liquidity or operating results.

Market volatility could result in future asset impairments, which could have an adverse effect on our operating results.

We review the recoverability of goodwill annually or whenever significant events or changes occur which might impair the recovery of recorded costs, making certain assumptions regarding future operating performance. We review the recoverability of definite lived intangible assets and other long-lived assets whenever significant events or changes occur which might impair the recovery of recorded costs, making certain assumptions regarding future operating performance. The results of these calculations may be affected by the current or further declines in the market conditions for our products, as well as interest rates and general economic conditions. If impairment is determined to exist, we will incur impairment losses, which will have an adverse effect on our operating results and our ability to remain in compliance with certain financial covenants in our loan facilities.

Ownership of our stock is concentrated, which may limit stockholders' ability to influence corporate matters.
Patrick J. Herbert, III, one of our directors, may be deemed to beneficially own approximately 23% of our common stock. Accordingly, Mr. Herbert and his affiliates may have the voting power to substantially control the outcome of matters requiring a stockholder vote including the election of directors and the approval of significant corporate matters. Such a concentration of control could adversely affect the market price of our common stock or prevent a change in control or other business combinations that might be beneficial to the Company.

We have various mechanisms in place that may prevent a change in control that stockholders may otherwise consider favorable.
In addition to the high concentration of insider ownership described above, our charter and by-laws and the Maryland General Corporation Law, or the MGCL, include provisions that may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider to be in their best interests. For example, the MGCL, our charter and bylaws require the approval of the holders of two-thirds of the votes entitled to be cast on the matter to amend our charter (unless our Board of Directors has unanimously approved the amendment, in which case the approval of the holders of a majority of such votes is required), contain certain advance notice procedures for nominating candidates for election to our Board of Directors, and permit our Board of Directors to issue up to 10,000,000 shares of preferred stock.

Furthermore, we are subject to the anti-takeover provisions of the MGCL that prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination or stockholder interest is approved in a prescribed manner. The application of these and certain other provisions of our charter could have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of our common stock.

ITEM 1B — *Unresolved Staff Comments*

None.

ITEM 2 — *Properties*

The Company's principal executive offices are located in its Franklin Park, Illinois facility near Chicago, Illinois. All properties and equipment are sufficient for the Company's current level of activities. Distribution centers and sales offices are maintained at each of the following locations, most of which are leased, except as indicated:

Locations	Approximate Floor Area in Square Feet	
Metals Segment		
North America		
Arlington, Texas	74,880	
Bedford Heights, Ohio	374,400	(1)
Birmingham, Alabama	76,000	(1)
Charlotte, North Carolina	116,500	(1)
Dallas, Texas	78,000	(1)
Edmonton, Alberta	38,300	
Edmonton, Alberta	50,553	
Fairfield, Ohio	166,000	
Franklin Park, Illinois	522,600	(1)
Gardena, California	117,000	
Hammond, Indiana (H-A Industries)	243,000	
Houston, Texas	109,100	(1)
Houston, Texas (Administrative location)	1,961	
Kansas City, Missouri	118,000	
Kennesaw, Georgia	87,500	
Kent, Washington	53,000	
Minneapolis, Minnesota	65,200	(1)
Mississauga, Ontario	60,000	
Monterrey, Mexico	55,000	
Montreal, Quebec	38,760	
Orange, Connecticut	57,389	
Paramount, California	155,500	
Philadelphia, Pennsylvania	71,600	(1)
Saskatoon, Saskatchewan	15,000	
Stockton, California	60,000	
Twinsburg, Ohio	120,000	
Wichita, Kansas	148,800	
Winnipeg, Manitoba	50,000	(1)
Worcester, Massachusetts	53,500	(1)
Europe		
Blackburn, England	62,139	
Hoddesdon, England	9,472	
Montoir de Bretagne, France	38,944	
Letchworth, England	40,000	
Asia		
Shanghai, China	45,700	
Sales Offices		
Milwaukee, Wisconsin	*(Intentionally left blank)*	
Phoenix, Arizona		
Tulsa, Oklahoma		
Lafayette, Louisiana		
Bilbao, Spain		
Singapore		
Total Metals Segment	3,373,798	

Locations	Approximate Floor Area in Square Feet	
Plastics Segment		
Baltimore, Maryland	24,000	
Cleveland, Ohio	8,600	
Cranston, Rhode Island	14,990	
Detroit, Michigan	22,000	
Elk Grove Village, Illinois	22,500	
Fort Wayne, Indiana	17,600	
Grand Rapids, Michigan	42,500	(1)
Harrisburg, Pennsylvania	13,900	
Indianapolis, Indiana	13,500	
Kalamazoo, Michigan	81,000	
Knoxville, Tennessee	16,530	
Maple Shade, New Jersey	12,480	
Mt. Vernon, New York	30,000	
New Philadelphia, Ohio	15,700	
Pittsburgh, Pennsylvania	12,800	
Rockford, Michigan	53,600	
Tampa, Florida	17,700	
Worcester, Massachusetts	2,500	
Total Plastics Segment	421,900	
GRAND TOTAL	**3,795,698**	

(1) Represents owned facility.

ITEM 3 — *Legal Proceedings*

The Company is a party to several lawsuits arising in the normal course of the Company's business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of management, based on current knowledge, that no uninsured liability will result from the outcome of this litigation that would have a material adverse effect on the consolidated results of operations, financial condition or cash flows of the Company.

ITEM 4 — [Reserved]

Executive Officers of The Registrant

The following selected information for each of our current executive officers (as defined by regulations of the SEC) was prepared as of March 12, 2010.

Name and Title	Age	Business Experience
Michael H. Goldberg President & Chief Executive Officer	56	Mr. Goldberg was elected President and Chief Executive Officer in 2006. Prior to joining the Registrant, he was Executive Vice President of Integris Metals (an aluminum and metals service center) from 2001 to 2005. From 1998 to November 2001, Mr. Goldberg was Executive Vice President of North American Metals Distribution Group, a division of Rio Algom LTD.
Stephen V. Hooks Executive Vice President and President, Castle Metals	58	Mr. Hooks began his employment with the registrant in 1972. He was elected to the position of Vice President – Midwest Region in 1993, Vice President - Merchandising in 1998, Senior Vice President–Sales & Merchandising in 2002 and Executive Vice President of the registrant and Chief Operating Officer of Castle Metals in January 2004. In 2005, Mr. Hooks was appointed President of Castle Metals.
Scott F. Stephens Vice President, Chief Financial Officer, Treasurer, and interim President, Castle Metals Oil and Gas	40	Mr. Stephens began his employment with the registrant in July 2008 and was elected to the position of Vice President, Chief Financial Officer, and Treasurer. Formerly, he served as the CFO of Lawson Products, Inc. (a distributor of services, systems and products to the MRO and OEM marketplace) since 2004, and CFO of The Wormser Company from 2001 to 2004. In February of 2010 Mr. Stephens was appointed interim President of Castle Metals Oil & Gas.
Kevin Coughlin Vice President, Operations	59	Mr. Coughlin began his employment with the registrant in 2005 and was appointed to the position of Vice President-Operations. Prior to joining the registrant he was Director of Commercial Vehicle Electronics and Automotive Starter Motor Groups for Robert Bosch-North America from 2001 to 2004 and Vice President of Logistics and Services for the Skill-Bosch Power Tool Company from 1997 to 2000.
Robert J. Perna Vice President General Counsel and Secretary	46	Mr. Perna began his employment with the registrant in November 2008 and was elected to the position of Vice President-General Counsel and Secretary. Prior to joining the registrant he was General Counsel, North America, CNH America, LLC (a manufacturer of agricultural and construction equipment) since 2007, and he also served as Associate General Counsel and Corporate Secretary for Navistar International Corporation (a manufacturer of commercial trucks and diesel engines) back to April 2001.
Kevin P. Fitzpatrick Vice President, Human Resources	45	Mr. Fitzpatrick began his employment with the registrant in January 2009 and was elected to the position of Vice President-Human Resources. Prior to joining the registrant he was Vice President-North American Human Resources and Administration for UPM-Kymmene Corporation (a forest industry company) since 2001.

Name and Title	Age	Business Experience
Patrick R. Anderson Vice President, Corporate Controller and Chief Accounting Officer	38	Mr. Anderson began his employment with the registrant in 2007 and was appointed to the position of Vice President, Corporate Controller and Chief Accounting Officer. Prior to joining the registrant, he was employed with Deloitte & Touche LLP from 1994 to 2007.
Blain A. Tiffany Vice President and President, Castle Metals Aerospace	51	Mr. Tiffany began his employment with the registrant in 2000 and was appointed to the position of District Manager. He was appointed Eastern Region Manager in 2003, Vice President – Regional Manager in 2005 and in 2006 was appointed to the position of Vice President – Sales. In 2007, Mr. Tiffany was appointed to the position of Vice President of the registrant and President of Castle Metals Plate. In January 2009, Mr. Tiffany was elected to the Position of Vice President of the registrant and President of Castle Metals Aerospace.
Thomas L. Garrett Vice President and President, Total Plastics, Inc.	47	Mr. Garrett began his employment with Total Plastics, Inc., a wholly owned subsidiary of the registrant, in 1988 and was appointed to the position of Controller. In 1996, he was elected to the position of Vice President and in 2001 was appointed to the position of Vice President of the registrant and President of Total Plastics, Inc.

PART II

ITEM 5 — *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock trades on the New York Stock Exchange under the ticker symbol "CAS". As of March 1, 2010 there were approximately 1,129 shareholders of record. The Company used cash of $1.4 million and $5.4 million to pay cash dividends of $0.06 and $0.24 per share on its common stock in 2009 and 2008, respectively. The 2009 dividend payments of $1.4 million were paid during the second quarter of 2009 and the Company subsequently suspended the payment of dividends until further notice. The payment of dividends, if any, is at the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements and financial condition and such other factors as the Board of Directors may consider.

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters", for information regarding common stock authorized for issuance under equity compensation plans.

The Company did not purchase any of its equity securities during the fourth quarter of 2009.

Directors of the Company who are not employees may elect to defer receipt of up to 100% of their cash retainer and meeting fees. A director who defers board compensation may select either an interest or a stock equivalent investment option for amounts in the director's deferred compensation account. Disbursement of the stock equivalent unit account may be in shares of Company common stock or in cash as designated by the director. If payment from the stock equivalent unit account is made in shares of the Company's common stock, the number of shares to be distributed will equal the number of full stock equivalent units held in the director's account. For the period covered by this report, receipt of approximately 2,388 shares was deferred as payment for the 2009 board compensation. In each case, the shares were acquired at prices ranging from $5.89 to $12.87 per share, which represented the closing price of the Company's common stock on the day as of which such fees would otherwise have been paid to the director. Exemption from registration of the shares is claimed by the Company under Section 4(2) of the Securities Act of 1933, as amended.

The following table sets forth the range of the high and low sales prices of shares of the Company's common stock for the periods indicated:

	2009		2008	
	Low	High	Low	High
First Quarter	$5.29	$13.09	$16.70	$29.65
Second Quarter	$8.25	$12.87	$26.08	$34.20
Third Quarter	$9.45	$13.48	$16.16	$28.46
Fourth Quarter	$8.74	$14.41	$6.12	$17.41

The following graph compares the cumulative total stockholder return on our common stock for the five-year period ended December 31, 2009, with the cumulative total return of the Standard and Poor's 500 Index and to a peer group of metals distributors. The comparison in the graph assumes the investment of $100 on December 31, 2004. Cumulative total stockholder return means share price increases or decreases plus dividends paid, with the dividends reinvested. The graph does not forecast future performance of our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among A.M. Castle & Co., The S&P 500 Index
And A Peer Group
$300
$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
A.M. Castle & Co.
S&P 500
Peer Group

* *$100 invested on December 31, 2004 in stock or index including reinvestment of dividends. Fiscal year ending December 31.*

	12/04	12/05	12/06	12/07	12/08	12/09
A.M. Castle & Co.	100.00	182.91	214.79	231.41	93.30	118.71
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Peer Group	100.00	147.06	184.14	255.68	100.77	213.36

* *Peer Group consists of Olympic Steel, Inc. and Reliance Steel & Aluminum Co.*

ITEM 6 — *Selected Financial Data*

The Selected Financial Data in the table below includes the results of the September 2006 and January 2008 acquisitions of Transtar and Metals U.K., respectively, the October 2007 divestiture of Metal Express.

(dollars in millions, except per share data)	**2009**	**2008**	**2007**	**2006**	**2005**
For the year ended December 31:					
Net sales	$ 812.6	$ 1,501.0	$ 1,420.4	$ 1,177.6	$ 959.0
Net (loss) income from continuing operations	(26.9)	(17.1)	51.8	55.1	38.9
Basic (loss) earnings per common share from continuing operations	(1.18)	(0.76)	2.49	2.95	2.37
Diluted (loss) earnings per common share from continuing operations	(1.18)	(0.76)	2.41	2.89	2.11
Cash dividends declared per common share	0.06	0.24	0.24	0.24	—
As of December 31:					
Total assets	558.0	679.0	677.0	655.1	423.7
Long-term debt, less current portion	67.7	75.0	60.7	90.1	73.8
Total debt	89.2	117.1	86.5	226.1	80.1
Total stockholders' equity	318.2	347.3	385.1	215.9	175.5

ITEM 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Amounts in millions except per share data

> *Information regarding the business and markets of A.M. Castle & Co. and its subsidiaries (the "Company"), including its reportable segments, is included in Item 1 "Business" of this annual report on Form 10-K.*
>
> *The following discussion should be read in conjunction with Item 6 "Selected Financial Data" and the Company's consolidated financial statements and related notes thereto in Item 8 "Financial Statements and Supplementary Data".*

EXECUTIVE OVERVIEW

The Company's long-term strategy is to become the foremost global provider of specialty metals products and services and specialized supply chain solutions to targeted global industries.

During 2009, the following significant events occurred which impacted the Company's operations and financial results:

- Completion of the three phases of the Metals segment ERP implementation during 2009, bringing nearly all of the Company's North American locations onto the new system; and
- A change in the Company's LIFO inventory accounting method for tax purposes, resulting in a $14.8 million federal and state tax refund.

During 2009, the Company completed the conversion of nearly all of the North America Metals business locations that remained on the Company's legacy system to the new Oracle ERP system. Total capital expenditures for this ERP implementation from inception in 2006 through the end of 2009 were $19.9 million. The new ERP system will allow the Metals business to operate under a common technology platform and provide the opportunity to improve decision-making, provide support for doing business globally, and support future acquisitions, which are all critical components in executing the Company's strategy.

During the third quarter of 2009, the Company filed a change of accounting with its 2008 federal income tax return related to its LIFO inventory accounting method for tax. This change resulted in a $14.8 million reduction in the Company's current tax liability and a corresponding increase in its deferred income tax liability. The change in the LIFO inventory accounting method for tax purposes resulted in a $14.8 million federal and state tax refund.

Recent Market and Pricing Trends

The Company experienced lower demand from its customer base during 2009 in both the Metals and Plastics segments, reflecting the declines in the overall global economy compared to 2008 volume levels. Industry data indicates that U.S. service center steel and aluminum shipments were down between 35% and 40% during 2009. Key end-use markets that experienced significant declines in demand in the Company's Metals segment include oil and gas, commercial aircraft, heavy equipment, industrial goods and construction equipment. The Plastics segment experienced softer demand across its primary end-use markets including retail, marine and automotive compared to 2008.

Average market prices for the Company's products declined considerably from 2008 levels primarily due to the economic downturn, which resulted in increased pricing pressure in the industry. The combination of factors above negatively impacted the Company's operating results during 2009.

Changes in pricing can have a more direct impact on the Company's operating results than changes in volume due to certain factors including but not limited to:

- Changes in volume typically result in corresponding changes to the Company's variable costs. However, as pricing changes occur, variable expenses are not impacted.

- If surcharges are passed through to the customer without a mark-up, gross material margins will decrease.

Current Business Outlook

Management uses the Purchaser's Managers Index ("PMI") provided by the Institute of Supply Management (website is www.ism.ws) as an external indicator for tracking the demand outlook and possible trends in its general manufacturing markets. The table below shows PMI trends from the first quarter of 2007 through the fourth quarter of 2009. Generally speaking, an index above 50.0 indicates growth in the manufacturing sector of the U.S. economy, while readings under 50.0 indicate contraction. Based on the data below, the index rose above 50.0 during the third quarter and continued to increase during the fourth quarter of 2009. The increase in the index indicates growth in the manufacturing sector of the economy for the first time since the third quarter of 2007.

YEAR	Qtr 1	Qtr 2	Qtr 3	Qtr 4
2007	50.5	53.0	51.3	49.6
2008	49.2	49.5	47.8	36.1
2009	35.9	42.6	51.5	54.6

Material pricing and demand in both the Metals and Plastics segments of the Company's business have historically proven to be difficult to predict with any degree of accuracy. A favorable PMI trend suggests that demand for some of the Company's products and services, in particular those that are sold to the general manufacturing customer base in the U.S., could potentially be at a higher level in the near-term. The Company believes that its revenue trends typically correlate to the changes in PMI on a six to twelve month lag basis. Therefore, management forecasts an increase in 2010 net sales due to a combination of demand and pricing increases, which the PMI index suggests the industry is expected to experience in the upcoming year. The long-term outlook on demand for the Company's end-markets is less predictable.

<u>RESULTS OF OPERATIONS: YEAR-TO-YEAR COMPARISONS AND COMMENTARY</u>

Our discussion of comparative period results is based upon the following components of the Company's consolidated statements of operations.

Net Sales —The Company derives its sales from the processing and delivery of metals and plastics. Pricing is established with each customer order and includes charges for the material, processing activities and delivery. The pricing varies by product line and type of processing. From time to time the Company may enter into fixed price arrangements with customers while simultaneously obtaining similar agreements with its suppliers.

Cost of Materials — Cost of materials consists of the costs we pay suppliers for metals, plastics and related inbound freight charges, excluding depreciation and amortization which are included in operating costs and expenses discussed below. The Company accounts for inventory primarily on a last-in-first-out ("LIFO") basis. LIFO adjustments are calculated as of December 31 of each year.

Operating Costs and Expenses — Operating costs and expenses primarily consist of:

- Warehouse, processing and delivery expenses, including occupancy costs, compensation and employee benefits for warehouse personnel, processing, shipping and handling costs;
- Sales expenses, including compensation and employee benefits for sales personnel;
- General and administrative expenses, including compensation for executive officers and general management, expenses for professional services primarily related to accounting and legal advisory services, data communication, computer hardware and maintenance and foreign currency gain or loss; and
- Depreciation and amortization expenses, including depreciation for all owned property and equipment, and amortization of various intangible assets.

2009 Results Compared to 2008

Consolidated results by business segment are summarized in the following table for years 2009 and 2008.

Operating Results by Segment

	Year Ended December 31,		Fav / (Unfav)	
	2009	**2008**	**$ Change**	**% Change**
Net Sales				
Metals	$ 726.2	$ 1,384.8	$ (658.6)	(47.6)%
Plastics	86.4	116.2	(29.8)	(25.6)%
Total Net Sales	$ 812.6	$ 1,501.0	$ (688.4)	(45.9)%
Cost of Materials				
Metals	$ 551.9	$ 1,044.4	$ 492.5	47.2%
% of Metals Sales	*76.0%*	*75.4%*		
Plastics	59.4	79.6	20.2	25.4%
% of Plastics Sales	*68.8%*	*68.5%*		
Total Cost of Materials	$ 611.3	$ 1,124.0	$ 512.7	45.6%
% of Total Sales	*75.2%*	*74.9%*		
Operating Costs and Expenses				
Metals	$ 206.4	$ 328.9	$ 122.5	37.2%
Plastics	26.7	33.4	6.7	20.1%
Other	5.3	10.6	5.3	50.0%
Total Operating Costs & Expenses	$ 238.4	$ 372.9	$ 134.5	36.1%
% of Total Sales	*29.3%*	*24.8%*		
Operating (Loss) Income				
Metals	$ (32.1)	$ 11.5	$ (43.6)	(379.1)%
% of Metals Sales	*(4.4)%*	*0.8%*		
Plastics	0.3	3.2	(2.9)	(90.6)%
% of Plastics Sales	*0.3%*	*2.8%*		
Other	(5.3)	(10.6)	5.3	50.0%
Total Operating (Loss) Income	$ (37.1)	$ 4.1	$ (41.2)	(1,004.9)%
% of Total Sales	*(4.6)%*	*0.3%*		

"Other" includes costs of executive, legal and finance departments which are shared by both segments of the Company.

Net Sales:
Consolidated net sales were $812.6 million in 2009, a decrease of $688.4 million, or 45.9%, versus 2008.

Metals segment net sales during 2009 of $726.2 million were $658.6 million, or 47.6%, lower than 2008. Decreased revenues were primarily the result of lower shipping volumes in light of continued challenges in the global economy and the metals and plastics markets. Average tons sold per day decreased 43.5% compared to the prior year. The softness experienced during 2009 was broad-based, impacting virtually all end-markets and products compared to 2008. The Company also experienced lower sales prices for its products during 2009; however, the impact of these price decreases on net sales was partially mitigated by a changing sales mix as compared to 2008.

Plastics segment net sales during 2009 of $86.4 million were $29.8 million, or 25.6%, lower than 2008 due to lower sales volume. The Plastics business also experienced softer demand during 2009 across its primary end markets including retail, marine and automotive when compared to 2008.

Cost of Materials:
Cost of materials (exclusive of depreciation and amortization) were $611.3 million, a decrease of $512.7 million, or 45.6%, compared to 2008. Material costs for the Metals segment were 76.0% as a percent of net sales in 2009, an increase of 0.6% as a percent of net sales, from 2008. In 2009, cost of materials included obsolete inventory charges of approximately $6.8 million, an increase of $6.6 million compared to 2008. Approximately $4.3 million of the 2009 obsolete inventory charges were recorded during the fourth quarter. The low-demand business environment in 2009 created intense competitive pricing pressures throughout much of 2009, which was also a factor that increased material costs as a percent of net sales in 2009 compared to 2008 and compared to the Company's historical range for material costs as a percent of net sales of 71% to 75%.

Material costs for the Plastics segment were 68.8% as a percent of net sales in 2009 as compared to 68.5% for the same period last year. The slight increase in material costs as a percent of net sales in 2009 was primarily due to the Plastics segment lowering their prices given the competitive pricing in the marketplace.

For 2009, the Company experienced LIFO income of approximately $16.9 million, with LIFO income of approximately $25.6 million being recorded for the first three quarters of 2009, reduced by LIFO expense of approximately $8.7 million recorded in the fourth quarter of 2009. The LIFO income of approximately $16.9 million for the full-year 2009 was primarily a result of a reduction in inventory costs and quantities in 2009 compared to 2008.

Operating Expenses and Operating (Loss) Income:
Operating costs and expenses decreased $134.5 million, or 36.1%, compared to last year. Operating costs and expenses for 2009 were $238.4 million, or 29.3% as a percent of net sales, compared to $372.9 million, or 24.8% as a percent of net sales last year. The decrease in operating costs and expenses was $77 million excluding goodwill impairment charges of $1.4 million and $58.9 million in 2009 and 2008, respectively.

In response to lower sales activity resulting from the decline in the global economy and the metals and plastics markets, the Company implemented several initiatives during 2009 to align its cost structure with lower activity levels. The cost reduction actions primarily focused on payroll related costs, the Company's largest operating expense category, resulting in reduced work weeks and furloughs, suspension of the Company's 401(k) contributions and executive salary reductions of 10 percent.

The $77 million decrease in operating expenses for 2009 compared to 2008, excluding goodwill impairment charges, primarily relates to the following:

- Warehouse, processing and delivery costs decreased by $44.6 million of which $24.4 million is the result of lower sales volume and $20.2 million is due to decreased payroll costs associated with workforce reductions, reduced workweeks and suspension of the Company 401(k) contributions;

- Sales, general and administrative costs decreased by $30.4 million primarily due to lower ERP implementation costs of $5.9 million and decreased payroll related costs of $15.2 million associated with workforce reductions and reduced workweeks, reduced incentive compensation and suspension of Company 401(k) contributions; and

- Depreciation and amortization expense was $2.0 million lower due to a decrease in capital expenditures across the Company and certain intangible assets of Metals U.K. and Transtar becoming fully amortized in 2008 and the third quarter of 2009, respectively.

Operating costs and expenses included goodwill impairment charges of $1.4 million during 2009 and $58.9 million during 2008.

Consolidated operating loss for 2009 was $37.1 million compared to operating income of $4.1 million in 2008. The Company's 2009 operating (loss) income as a percentage of net sales decreased to (4.6)% from 0.3% in 2008, primarily due to decreased sales volume in light of the current business environment.

Other Income and Expense, Income Taxes and Net Income:
Interest expense was $6.4 million in 2009, a decrease of $2.9 million versus 2008. The decrease in interest expense in 2009 is a result of reduced borrowings and lower weighted average interest rates in 2009 compared to 2008.

The Company recorded a $16.3 million tax benefit and a $20.7 million tax provision during 2009 and 2008, respectively. The effective tax rate for 2009 and 2008 was 37.3% and (394.8)%, respectively. The effective tax rate, excluding goodwill impairment charges for 2009 and 2008, was 38.5% and 38.6%, respectively. The effective tax rate, excluding goodwill impairment charges, compared to 2008 remained relatively unchanged as decreases in the effective rate due to lower tax on joint-venture income were offset by increases in the rate for state taxes and the rate differential on foreign income (loss).

Equity in earnings of the Company's joint venture was $0.4 million in 2009, $8.4 million lower than 2008, reflecting overall weaker demand for Kreher's products due to the economic decline over the past year.

Consolidated net loss for 2009 was $26.9 million, or $1.18 per diluted share, versus $17.1 million, or $0.76 per diluted share, for 2008.

2008 Results Compared to 2007

Consolidated results by business segment are summarized in the following table for years 2008 and 2007.

Operating Results by Segment

	Year Ended December 31,		Fav / (Unfav)	
	2008	**2007**	**$ Change**	**% Change**
Net Sales				
Metals	$ 1,384.8	$ 1,304.8	$ 80.0	6.1%
Plastics	116.2	115.6	0.6	0.5%
Total Net Sales	$ 1,501.0	$ 1,420.4	$ 80.6	5.7%
Cost of Materials				
Metals	$ 1,044.4	$ 954.4	$ (90.0)	(9.4)%
% of Metals Sales	*75.4%*	*73.1%*		
Plastics	79.6	78.0	(1.6)	(2.1)%
% of Plastics Sales	*68.5%*	*67.5%*		
Total Cost of Materials	$ 1,124.0	$ 1,032.4	$ (91.6)	(8.9)%
% of Total Sales	*74.9%*	*72.7%*		
Operating Costs and Expenses				
Metals	$ 328.9	$ 256.0	$ (72.9)	(28.5)%
Plastics	33.4	32.7	(0.7)	
Other	10.6	8.6	(2.0)	(23.3)%
Total Operating Costs & Expenses	$ 372.9	$ 297.3	$ (75.6)	(25.4)%
% of Total Sales	*24.8%*	*20.9%*		
Operating Income				
Metals	$ 11.5	$ 94.4	$ (82.9)	(87.8)%
% of Metals Sales	*0.8%*	*7.2%*		
Plastics	3.2	4.9	(1.7)	(34.7)%
% of Plastics Sales	*2.8%*	*4.2%*		
Other	(10.6)	(8.6)	(2.0)	*(23.3)%*
Total Operating Income	$ 4.1	$ 90.7	$ (86.6)	(95.5)%
% of Total Sales	*0.3%*	*6.4%*		

"Other" includes costs of executive, legal and finance departments which are shared by both segments of the Company.

Net Sales:

The Company achieved record sales of $1,501.0 million in 2008, which was an increase of $80.6 million, or 5.7%, versus 2007. Excluding the impact of the Metals U.K. acquisition, sales were $31.9 million or 2.3% higher than 2007 primarily due to an increase in Metals segment sales.

Metals segment sales during 2008 of $1,384.8 million were $80.0 million, or 6.1%, higher than 2007. Excluding the impact of the Metals U.K. acquisition, Metals segment sales were $31.3 million or 2.4% higher than 2007 sales on sales volume that was 2.1% higher than 2007. Metals segment sales volume growth in 2008 was driven by strength in plate and alloy bar products sold into energy, mining and power generation markets. The Company experienced higher prices in 2008 for its carbon-related products; however, those price increases were somewhat mitigated by a changing sales mix that included lower sales levels on higher-priced aluminum, stainless and nickel based products as compared to 2007.

Plastics segment sales during 2008 of $116.2 million were $0.6 million, or 0.5%, higher than 2007. Higher overall pricing contributed a 5.5% increase, which was offset by a 5.0% decline in sales volume compared to last year. Decreased sales volume was primarily a result of softer demand in the marine and boat builder and automotive industries during the second half of 2008.

Cost of Materials:
Cost of materials (exclusive of depreciation and amortization) were $1,124.0 million, an increase of $91.6 million, or 8.9%, compared to 2007. Material costs for the Metals segment were 75.4% of sales in 2008 as compared to 73.1% in 2007. Higher material costs in carbon-based products were the primary driver of increased Metals segment material costs as a percent of sales.

Material costs for the Plastics segment were 68.5% of sales in 2008 as compared to 67.5% in 2007. Higher material costs in the Plastics segment were primarily driven by increased acrylic prices, due to rising resin prices, in 2008 as compared to 2007.

Operating Expenses and Operating Income:
On a consolidated basis, operating costs and expenses increased $75.6 million, or 25.4%, compared to last year. Operating costs and expenses in 2008 were $372.9 million, or 24.8% of sales compared to $297.3 million, or 20.9% of sales last year. The results for 2008 include a $58.9 million non-cash goodwill impairment charge, $6.2 million of incremental operating expenses (excluding goodwill impairment charge) associated with the January 2008 acquisition of Metals U.K. (net of the Metal Express divestiture), as well as $2.2 million for costs related to the Transtar acquisition arbitration settlement during the third quarter of 2008. The remaining 2008 operating expense increase was $8.3 million, primarily related to $7.2 million of higher plant, transportation and selling costs associated with higher sales volumes, as well as $5.1 million for higher Oracle ERP implementation costs in 2008. Cost increases described above were partially offset by decreases primarily related to long-term incentive compensation and pension expense during 2008.

During the fourth quarter of 2008, the Company determined that the weakening of the U.S. economy and the global credit crisis resulted in a reduction of the Company's market capitalization below its total shareholder's equity value for a sustained period of time, which was an indication that it was more likely than not that goodwill was impaired. As a result, the Company performed an interim goodwill impairment analysis as of December 31, 2008 and a non-cash charge of $58.9 million for goodwill impairment was recorded in the fourth quarter of 2008. The charge is non-deductible for tax purposes. Of this amount, $49.8 million and $9.1 million relates to the Aerospace and Metals U.K. reporting units, respectively, within the Metals segment. See further discussion in *Critical Accounting Policies* and *Note 8* to the consolidated financial statements.

Consolidated operating income for 2008 of $4.1 million was $86.6 million, or 95.5%, lower than last year. The Company's 2008 operating income as a percent of net sales decreased to 0.3% from 6.4% in 2007, primarily due to higher cost of materials (discussed above) and the goodwill impairment charge.

Other Income and Expense, Income Taxes and Net Income:
Interest expense was $9.4 million in 2008, a decrease of $3.5 million versus 2007. The decrease in interest expense in 2008 is a result of lower weighted average interest rates in 2008 compared to 2007 and lower debt levels since the pay down of debt following the secondary equity offering on May 24, 2007.

Income tax expense decreased to $20.7 million from $31.3 million in 2007 primarily due to lower taxable earnings. Excluding the impact of the $58.9 million goodwill impairment charge, the effective tax rate was 38.6% in 2008 and 40.2% in 2007. The Company's tax rate is affected by tax rates in foreign jurisdictions and the relative amount of income it earns in these jurisdictions, which has become a much larger percentage of the Company's overall income as the Company expands internationally. The effective tax rate is also affected by discrete items that may occur in any given year. The Company's calculation of its effective tax rate includes the tax expense on the equity in earnings of the Company's joint venture. The decrease in the effective tax rate from 2007 to 2008 is primarily attributed to two factors. First, the income tax rate differential on foreign income decreased the effective tax rate from the statutory rate of 35% by 1.2% in 2008 compared to a decrease of 0.3% in 2007. This additional decrease in 2008 was the result of a shift in the geographic distribution of income between domestic and foreign locations and reductions in tax rates in Canada and the United Kingdom. Second, state income taxes, net of the federal income tax benefit, only increased the effective tax rate from the statutory rate of 35% by 0.2% in 2008 compared to 3.9% 2007. The lower state tax rate in 2008 is primarily the result of a change in the geographic distribution of income amongst states and favorable state tax rate changes that occurred in 2008.

Equity in earnings of the Company's joint venture was $8.8 million in 2008, $3.5 million higher than 2007, reflecting the results of the joint venture's acquisition of a metal distribution company in April 2007 as well as improved operating results associated with higher metal price levels in 2008.

Consolidated net loss for 2008 was $17.1 million, a loss of $0.76 per diluted share, versus net income of $51.2 million, or $2.41 per diluted share, for 2007. Weighted average diluted shares outstanding increased 4.7% to 22.5 million for the year-ended December 31, 2008 as compared to 21.5 million shares for the same period in 2007. The increase in average diluted shares outstanding is primarily due to the additional shares issued during the Company's secondary equity offering in May 2007.

Liquidity and Capital Resources

The Company's principal sources of liquidity are earnings from operations, management of working capital and available borrowing capacity to fund working capital needs and growth initiatives.

Net cash from operating activities in 2009 was $53.1 million compared to $21.7 million in 2008 due primarily to changes in working capital as described below.

During 2009, cash receipts from customers exceeded net sales. The resulting reduction in receivables generated $57.0 million in cash for the year-ended December 31, 2009 compared to a $7.7 million cash outflow in 2008. Net sales declined 45.9% from 2008 levels. Average receivable days outstanding was 54.8 days for 2009 as compared to 47.6 days for 2008, reflecting slower collections primarily due to the impact of the economic downturn on our customers. During 2009, the Company also experienced a higher mix of international business, in which customers have longer payment terms. The Company continually assesses customer credit worthiness taking various economic factors, as well as customer specific information such as industry, leverage and past payment performance into consideration. Changes to customer credit limits throughout the year were a result of the Company's normal review process and management does not believe that these credit limit changes increased the Company's overall credit risk. The Company's account receivable write-offs were $1.8 million in 2009 compared to $2.2 million in 2008.

During 2009, sales of inventory exceeded inventory purchases. The resulting reduction in inventories generated a cash inflow of $74.0 million for the year-ended December 31, 2009 compared to a cash outflow of $32.4 million in 2008. Average days sales in inventory was 189.3 days for 2009 versus 129.7 days for 2008. There was a 17 day reduction in average inventory days outstanding during the fourth quarter as compared to the third quarter of 2009 primarily resulting from the Company's inventory reduction efforts. Management remains committed to improving these turn rates in 2010.

During 2009, cash paid for inventories and other goods and services exceeded purchases. The resulting decrease in accounts payable and accrued liabilities generated a cash outflow $60.8 million during 2009 compared to a cash inflow of $5.9 million in 2008.

The Company received its 2008 federal income tax refund of approximately $15.8 million, as well as a portion of its refunds from various states totaling $1.4 million during the fourth quarter of 2009. Approximately $14.8 million of the federal and state income tax refunds is a result of the Company changing its LIFO inventory accounting method for tax. These funds were used to pay down outstanding debt.

The tight credit market which was evident in 2009 appears to be easing gradually. However, the cost of debt financing remains elevated and deal structures are more restrictive which could have an impact on the Company's operating results and our ability to access these markets.

On November 5, 2009 the Company filed a universal shelf registration statement with the Securities and Exchange Commission, which was declared effective on November 23, 2009. The registration statement gives the Company the flexibility to offer and sell from time to time in the future up to $100 million of equity, debt or other types of securities as described in the registration statement, or any combination of such securities. If securities are issued, the Company may use the proceeds for general corporate purposes, including acquisitions, capital expenditures, working capital and repayment of debt.

Available revolving credit capacity is primarily used to fund working capital needs. Taking into consideration the most recent borrowing base calculation as of December 31, 2009, which reflects trade receivables, inventory, letters of credit and other outstanding secured indebtedness, available credit capacity consisted of the following:

Debt type	Outstanding Borrowings as of December 31, 2009	Availability as of December 31, 2009	Weighted Average Interest Rate for the Year Ended December 31, 2009
U.S. Revolver A	$ 5.0	$ 54.3	2.07%
U.S. Revolver B	24.2	25.8	1.78%
Canadian facility	—	9.4	3.46%
Trade acceptances (a)	8.7	n/a	2.28%

(a) A trade acceptance is a form of debt instrument having a definite maturity and obligation to pay and which has been accepted by an acknowledgement by the company upon whom it is drawn.

As of December 31, 2009, the Company had $13.7 million of short-term debt which includes trade acceptances of $8.7 million and $5.0 million related to the U.S. Revolver A. The Company has classified U.S. Revolver A as short-term based on its ability and intent to repay amounts outstanding under this instrument within the next 12 months.

Management believes the Company will be able to generate sufficient cash from operations and planned working capital improvements (principally from reduced inventories) to fund its ongoing capital expenditure programs and meet its debt obligations. In addition, the Company has available borrowing capacity, as discussed above.

As of December 31, 2009 the Company remained in compliance with the covenants as defined by its credit agreements, which require it to maintain certain funded debt-to-capital and working capital-to-debt ratios, and a minimum adjusted consolidated net worth, as defined in the Company's credit agreements and outlined in the table below:

Covenant Description	Requirement per Credit Agreement	Actual at December 31, 2009
Funded debt-to-capital ratio	less than 0.55	0.19
Working capital-to-debt ratio	greater than 1.0	3.49
Minimum adjusted consolidated net worth	$261.6	$ 328.5

Capital Expenditures

Capital expenditures for 2009 were $8.7 million as compared to $26.3 million in 2008. In order to strengthen the Company's liquidity position during 2009, management reduced the routine capital expenditure budget from the initially planned $10 million. Total capital expenditures, excluding capital expenditures associated with the ERP implementation and remodeling of the Company's home office due to flood damage, were $4.8 million during 2009. Management believes that annual capital expenditures will approximate $10 million in 2010.

Contractual Obligations and Other Commitments

The following table includes information about the Company's contractual obligations that impact its short-term and long-term liquidity and capital needs. The table includes information about payments due under specified contractual obligations and is aggregated by type of contractual obligation. It includes the maturity profile of the Company's consolidated long-term debt, operating leases and other long-term liabilities.

At December 31, 2009, the Company's contractual obligations, including estimated payments by period, were as follows:

Payments Due In	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term debt obligations (excluding capital lease obligations)	$ 74.3	$ 7.2	$ 15.7	$ 41.8	$ 9.6
Interest payments on debt obligations (a)	15.4	4.2	6.8	3.8	0.6
Capital lease obligations	1.2	0.6	0.5	0.1	—
Operating lease obligations	67.0	12.1	22.7	15.2	17.0
Purchase obligations (b)	255.1	200.4	42.3	12.4	—
Other (c)	4.9	3.3	1.6	—	—
Total	$ 417.9	$ 227.8	$ 89.6	$ 73.3	$ 27.2

a) Interest payments on debt obligations represent interest on all Company debt outstanding as of December 31, 2009. The interest payment amounts related to the variable rate component of the Company's debt assume that interest will be paid at the rates prevailing at December 31, 2009. Future interest rates may change, and therefore, actual interest payments could differ from those disclosed in the table above.

b) Purchase obligations consist of raw material purchases made in the normal course of business. The Company has contracts to purchase minimum quantities of material with certain suppliers. For each contractual purchase obligation, the Company generally has a purchase agreement from its customer for the same amount of material over the same time period.

c) "Other" is comprised of i) deferred revenues that represent commitments to deliver products, ii) obligations related to recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in financial statements and iii) contingent purchase price payable related to Metals U.K. acquisition to be paid based on the achievement of performance targets related to the three year period ended December 31, 2010. The uncertain tax positions included in the Company's obligations are related to temporary differences and uncertain tax positions where the Company anticipates a high probability of settlement within a given timeframe. The years for which the temporary differences related to the uncertain tax positions will reverse have been estimated in scheduling the obligations within the table. In addition to the obligations in the table above, approximately $0.4 million of unrecognized tax benefits have been recorded as liabilities and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table above, the Company has also recorded an insignificant liability for interest.

The table and corresponding footnotes above do not include $10.9 million of other non-current liabilities recorded on the consolidated balance sheets. These non-current liabilities consist of liabilities related to the Company's non-funded supplemental pension plan and postretirement benefit plans for which payment periods cannot be determined. Non-current liabilities also include the deferred gain on the sale of certain assets, which resulted from previous sale-leaseback transactions.

Pension Funding

The Company's funding policy on its defined benefit pension plans is to satisfy the minimum funding requirements of the Employee Retirement Income Security Act ("ERISA"). Future funding requirements are dependent upon various factors outside the Company's control including, but not limited to, fund asset performance and changes in regulatory or accounting requirements. Based upon factors known and considered as of December 31, 2009, the Company does not anticipate making significant cash contributions to the pension plans in 2010.

Effective July 1, 2008, the Company-sponsored pension plans and supplemental pension plan were frozen. In conjunction with the decision to freeze the pension plans, the Company modified its investment portfolio target allocation for the pension plans' funds. The revised investment target portfolio allocation focuses primarily on corporate fixed income securities that match the overall duration and term of the Company's pension liability structure. Refer to *"Retirement Plans"* within *Critical Accounting Policies* and *Note 5* to the consolidated financial statements for additional details regarding the decision to freeze the pension plans and commentary on other plan assumptions.

Off-Balance Sheet Arrangements

With the exception of letters of credit and operating lease financing on certain equipment used in the operation of the business, it is not the Company's general practice to use off-balance sheet arrangements, such as third-party special-purpose entities or guarantees of third parties.

As of December 31, 2009, the Company had $2.8 million of irrevocable letters of credit outstanding which primarily consisted of $2.1 million for compliance with the insurance reserve requirements of its workers' compensation insurance carrier.

Obligations of the Company associated with its leased equipment are disclosed under the "Contractual Obligations and Other Commitments" section above.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include amounts that are based on management's estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The following is a description of the Company's accounting policies that management believes require the most significant judgments and estimates when preparing the Company's consolidated financial statements:

Revenue Recognition and Accounts Receivable — Revenue from the sales of products is recognized when the earnings process is complete and when the risk and rewards of ownership have passed to the customer, which is primarily at the time of shipment. Revenue recognized other than at the time of shipment represents less than 5% of the Company's consolidated net sales. Revenue from shipping and handling charges is recorded in net sales. Provisions for allowances related to sales discounts and rebates are recorded based on terms of the sale in the period that the sale is recorded. Management utilizes historical information and the current sales trends of the business to estimate such provisions. Actual results could differ from these estimates. The provisions related to discounts and rebates due to customers are recorded as a reduction within net sales in the Company's consolidated statements of operations.

The Company maintains an allowance for doubtful accounts resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is maintained at a level considered appropriate based on historical experience and specific identification of customer receivable balances for which collection is unlikely. The provisions for doubtful accounts are recorded in sales, general and administrative expense in the Company's consolidated statements of operations. Estimations for the doubtful accounts are based upon historical write-off experience as a percentage of net sales and judgments about the probable effects of economic conditions on certain customers, which can fluctuate significantly from year to year. The Company cannot be certain that the rate of future credit losses will be similar to past experience.

The Company also maintains an allowance for credit memos for estimated credit memos to be issued against current sales. Credit memos are primarily issued to correct order entry and billing errors. Estimations for the allowance for credit memos are based upon the application of a historical issuance lag period to the average credit memos issued each month. If actual results differ from historical experience, there could be a negative impact on the Company's operating results.

Inventories — Over eighty percent of the Company's inventories are valued using the LIFO method. Under this method, the current value of materials sold is recorded as Cost of Materials rather than the cost in the order in which it was purchased. This method of valuation is subject to year-to-year fluctuations in cost of material sold, which is influenced by the inflation or deflation existing within the metals or plastics industries and the quantities and mix of inventory on hand. The use of LIFO for inventory valuation was selected to better match replacement cost of inventory with the current pricing used to bill customers.

The Company maintains allowances for obsolete inventory and physical inventory losses. The allowance for obsolete inventory is determined based on specific identification of material, adjusted for expected scrap value to be received, and the allowance for physical inventory losses is determined based on historical physical inventory experience. Material is specifically identified as obsolete based on an analysis of past sales history and projected future sales. Material in which there is no sales in the last year and no projected sales for the upcoming year is evaluated for obsolescence. The Company's operating results could be impacted if sales projections or scrap value received differs from estimates.

Income Taxes — The Company's income tax expense, deferred tax assets and liabilities and reserve for uncertain tax positions reflect management's best estimate of estimated taxes to be paid. The Company is subject to income taxes in the U.S. and several foreign jurisdictions. The determination of the consolidated income tax expense requires significant judgment and estimation by management. It is possible that actual results could differ from the estimates that management has used to determine its consolidated income tax expense.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company has not provided deferred taxes relative to undistributed earnings of foreign subsidiaries as such undistributed earnings are considered to be indefinitely reinvested based on management's overall business strategy. Undistributed earnings may become taxable upon their remittance as dividends or upon the sale or liquidation of foreign subsidiaries. It is not practicable to determine the amounts of net additional income tax that may be payable if such earnings were repatriated.

The Company records valuation allowances against its deferred tax assets when it is more likely than not that the amounts will not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the period a determination is made that the Company will not be able to realize its deferred income tax assets, an adjustment to the valuation allowance will be made which will increase the provision for income taxes. Based upon available evidence, including forecasted financial statements, the Company has determined that it is more likely than not that the deferred tax assets will be realized due to the fact that the Company believes it will either be able to carry its net operating losses back to prior years or have sufficient earnings in future years to use the carryforwards prior to expiration. As a result, the Company has not recorded a valuation allowance on its deferred tax assets as of December 31, 2009. As of December 31, 2009, the Company is in an overall net deferred tax liability position in most of its tax jurisdictions.

The Company recognizes the tax benefits for uncertain tax positions only if those benefits are more likely than not to be sustained upon examination by the relevant tax authorities. Unrecognized tax benefits are subsequently recognized at the time the recognition threshold is met, the tax matter is effectively settled or the statute of limitations expires for the return containing the tax position, whichever is earlier. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate. These differences will be reflected in the Company's income tax expense in the period in which they are determined. Due to the potential expiration of statutes of limitations, it is reasonably possible that the gross unrecognized tax benefits may potentially decrease within the next 12 months by a range of approximately $0 to $0.1 million.

Retirement Plans — The Company values retirement plan liabilities based on assumptions and valuations established by management. Future valuations are subject to market changes, which are not in the control of the Company and could differ materially from the amounts currently reported. The Company evaluates the discount rate and expected return on assets at least annually and evaluates other assumptions involving demographic factors, such as retirement age, mortality and turnover periodically, and updates them to reflect actual experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are expressed as the present value of future cash payments which are discounted using the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense. Discount rates for retirement plans were 5.75% and 6.25% at December 31, 2009 and 2008.

The Company utilizes quoted market prices (Level 1 within the fair value hierarchy) to value approximately 96% of the assets (i.e., primarily the fixed income securities) in its pension plans. Assets in the Company's pension plans have earned approximately 12% since inception in 1979. During 2008, in conjunction with its decision to freeze its pension plans, the Company modified the target investment asset allocation for the pension plans' funds. The revised asset allocation focuses primarily on corporate fixed income securities that match the overall duration and term of the Company's pension liability structure. Since the change in asset allocation, the Company has maintained a funding surplus of approximately 18% on average. As of December 31, 2009, the funding surplus was approximately 12%. The decline in the surplus as of December 31, 2009 was due to the decrease in discount rates compared to prior periods. The Company estimates that a 0.5% change in its discount rate would change its net periodic pension cost by less than $0.5 million. To determine the expected long-term rate of return on the pension plans' assets, current and expected asset allocations are considered, as well as historical and expected returns on various categories of plan assets.

Goodwill and Other Intangible Assets Impairment — Goodwill is subject to an annual impairment test using a two-step process. The carrying value of the Company's goodwill is evaluated annually on January 1st of each fiscal year or when certain triggering events occur which require a more current valuation. Based on the continued economic recession, the Company thoroughly reviewed its long-term forecasts as part of its annual budgeting process which took place during the fourth quarter of 2009. As a result of this process, the Company determined that it was more likely than not that goodwill was impaired. Therefore, the Company performed an interim goodwill impairment analysis as of December 31, 2009 and a non-cash charge of $1.4 million for goodwill impairment was recorded in 2009 related to the Oil & Gas reporting unit within the Metals segment.

A two-step method is used for determining goodwill impairment. The first step ("Step I") of the goodwill impairment test is used to identify potential impairment. The evaluation is based on the comparison of each reporting unit's fair value to its carrying value. If the carrying value exceeds the fair value, the second step ("Step II") of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. Step II of the goodwill impairment test compares the implied fair value of reporting unit goodwill to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The allocation of fair value to reporting units requires several analyses to determine fair value of assets and liabilities including, among others, customer relationships, non-compete agreements, trade names and property, plant and equipment (valued at replacement cost). If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount equal to the excess.

Fair value is determined using a combination of an income approach, which estimates fair value based on a discounted cash flow analysis using historical data and management estimates of future cash flows, and a market approach, which estimates fair value using market multiples of various financial measures of comparable public companies.

The determination of the fair value of the reporting units requires significant estimates and assumptions to be made by management. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industry in which the Company competes; discount rates; terminal growth rates; long-term projections of future financial performance; and relative weighting of income and market approaches. The long-term projections used in the valuation are developed as part of the Company's annual budgeting process. The discount rates used to determine the fair values of the reporting units are those of a hypothetical market participant which are developed based upon an analysis of comparable companies and include adjustments made to account for any individual reporting unit specific attributes such as, size and industry. The estimated discount rate is a key assumption that impacts the estimated fair value of the reporting units. The discount rate for each reporting unit was estimated to be between 16% and 18% as of December 31, 2009. Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. Future declines in the overall market value of the Company's equity may also result in a conclusion that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (carrying amount exceeds the fair value) Step I of the goodwill impairment test. Based on the interim impairment test performed during the fourth quarter of 2009, a 10% decrease in the fair value estimates of the reporting units would have caused the Plate and Aerospace reporting units to fall below their respective carrying values. The Aerospace and Plate reporting unit fair values exceeded the carrying values by approximately 6% and 5%, respectively. The Company could be subject to an impairment charge in the Plate and Aerospace reporting units, which have approximately $9 million and $21 million in goodwill, respectively, as of December 31, 2009, in future periods if market conditions worsen or the economic recovery differs significantly from projections.

The majority of the Company's recorded intangible assets were acquired as part of the Transtar and Metals U.K. acquisitions in September 2006 and January 2008, respectively, and consist primarily of customer relationships and non-compete agreements. The initial values of the intangible assets were based on a discounted cash flow valuation using assumptions made by management as to future revenues from select customers, the level and pace of attrition in such revenues over time and assumed operating income amounts generated from such revenues. These intangible assets are amortized over their useful lives, which are 4 – 11 years for customer relationships and 3 years for non-compete agreements. Useful lives are estimated by management and determined based on the timeframe over which a significant portion of the estimated future cash flows are expected to be realized from the respective intangible assets. Furthermore, when certain conditions or certain triggering events occur, a separate test of impairment, similar to the impairment test for long-lived assets discussed below, is performed. If the intangible asset is deemed to be impaired, such asset will be written down to its fair value.

See *Note 8* to the consolidated financial statements for detailed information on goodwill and intangible assets.

Long-Lived Assets — The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are impaired, the impairment charge is calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. The Company derives the required undiscounted cash flow estimates from historical experience and internal business plans. Measurement of an impairment loss requires a determination of fair value, which is based on available information. The Company uses an income approach, which estimates fair value based on estimates of future cash flows discounted at an appropriate interest rate.

During the fourth quarter of 2009, the Company determined that the impact of the continued economic downturn indicated that the carrying amount certain assets may not be recoverable. The Company reviewed certain long-lived assets for recoverability and determined that they were not impaired nor was a revision to the remaining useful lives necessary.

Share-Based Compensation — The Company offers share-based compensation to executive and other key employees, as well as its directors. Share-based compensation expense is recorded over the vesting period based on the grant date fair value of the stock award. Stock options are granted with an exercise price equal to the market price of the Company's stock on the grant date and have a contractual life of ten years. Options and restricted stock generally vest in one to five years for executives and employees and one year for directors. The Company generally issues new shares upon share option exercise.

There were no options granted during 2007, 2008 or 2009.

Share-based compensation expense for restricted shares in the long-term incentive plans ("LTI Plans") is recorded based on the fair value based on the market price of the Company's common stock on the grant date. The fair value of performance units is based on the market price of the Company's stock on the grant date adjusted to reflect that the participants in the performance units do not participate in dividends during the vesting period.

Management estimates the probable number of shares which will ultimately vest when calculating the share-based compensation expense for the LTI plans. As of December 31, 2009, the Company's weighted average forfeiture rate is approximately 20%. The actual number of shares that vest may differ from management's estimate. Final award vesting and distribution of performance awards granted under the LTI Plans are determined based on the Company's actual performance versus the target goals for a three-year consecutive period as defined in each plan. Partial awards can be earned for performance less than the target goal, but in excess of minimum goals; and award distributions twice the target can be achieved if the maximum goals are met or exceeded. The performance goals are three-year cumulative net income and average return on total capital for the same three-year period. Unless covered by a specific change-in-control or severance arrangement, individuals to whom performance awards have been granted under the LTI Plans must be employed by the Company at the end of the performance period or the performance award will be forfeited, unless the termination of employment was due to death, disability or retirement. Compensation expense recognized is based on management's expectation of future performance compared to the pre-established performance goals. If the performance goals are not expected to be met, no compensation expense is recognized and any previously recognized compensation expense is reversed. No share-based compensation expense was recorded during 2009 related to performance awards as performance goals are not expected to be met.

Fair Value of Financial Instruments — The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The three-tier value hierarchy the Company utilizes, which prioritizes the inputs used in the valuation methodologies, is:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

Approximately 4% of the Company's pension plan asset portfolio as of December 31, 2009 is invested in assets that fall within Level 2 and 3 of the fair value hierarchy. The Company utilizes quoted market prices to value the remaining 96% of the assets (i.e., primarily the fixed income securities which fall within Level 1 of the fair value hierarchy) in its pension plans. Fair value disclosures for debt were determined using a market approach, which estimates fair value based on companies with similar credit quality and size of debt issuances.

Recent Accounting Pronouncements

Effective December 31, 2009, the Company adopted new guidance, which is now part of Accounting Standards Codification ("ASC") Topic 715, "Compensation – Retirement Benefits."

Effective July 1, 2009, the Company adopted ASC Topic 105, "Generally Accepted Accounting Principles."

Effective June 30, 2009, the Company adopted new guidance, which is now part of ASC Topic 825, "Financial Instruments," related to the disclosure of the fair value of financial instruments.

Effective January 1, 2009, the Company adopted the following:

- New guidance, which is now part of ASC Topic 805, "Business Combinations," related to the accounting for business combinations.
- New guidance, which is now part of ASC Topic 260, "Earnings per Share," that addresses whether instruments granted in share-based payment transactions are participating securities.

See *Note 1* to the consolidated financial statements for detailed information on recent accounting pronouncements.

ITEM 7a — *Quantitative and Qualitative Disclosures about Market Risk*

The Company is exposed to interest rate, commodity price, and foreign exchange rate risks that arise in the normal course of business.

Interest Rate Risk — The Company finances its operations with fixed and variable rate borrowings. Market risk arises from changes in variable interest rates. The Company's interest rate on borrowings under the $230 million five-year secured revolver is subject to changes in the LIBOR and Prime interest rate. Based on the Company's variable rate debt instruments at December 31, 2009, if interest rates were to increase hypothetically by 100 basis points, 2009 interest expense would have increased by approximately $0.5 million.

Commodity Price Risk — The Company's raw material costs are comprised primarily of engineered metals and plastics. Market risk arises from changes in the price of steel, other metals and plastics. Although average selling prices generally increase or decrease as material costs increase or decrease, the impact of a change in the purchase price of materials is more immediately reflected in the Company's cost of materials than in its selling prices. The ability to pass surcharges on to customers immediately can be limited due to contractual provisions with those customers. Therefore, a lag may exist between when the surcharge impacts net sales and cost of materials, respectively, which could result in a higher or lower operating profit or gross material margin.

Foreign Currency Risk — The Company conducts the majority of its business in the United States but also has operations in Canada, Mexico, France, the United Kingdom, Spain, China and Singapore. The Company's results of operations are not materially affected by fluctuations in these foreign currencies and, therefore, the Company has no financial instruments in place for managing the exposure to foreign currency exchange rates.

Amounts in thousands, except par value and per share data

Consolidated Statements of Operations

	Year Ended December 31,		
	2009	2008	2007
Net sales	$ 812,638	$ 1,501,036	$ 1,420,353
Costs and expenses:			
Cost of materials (exclusive of depreciation and amortization)	611,352	1,123,977	1,032,355
Warehouse, processing and delivery expense	109,627	154,189	139,993
Sales, general and administrative expense	106,140	136,551	137,153
Depreciation and amortization expense	21,291	23,327	20,177
Impairment of goodwill	1,357	58,860	—
Operating (loss) income	(37,129)	4,132	90,675
Interest expense, net	(6,440)	(9,373)	(12,899)
(Loss) income before income taxes and equity in earnings of joint venture	(43,569)	(5,241)	77,776
Income taxes	16,264	(20,690)	(31,294)
(Loss) income before equity in earnings of joint venture	(27,305)	(25,931)	46,482
Equity in earnings of joint venture	402	8,849	5,324
Net (loss) income	(26,903)	(17,082)	51,806
Preferred stock dividends	—	—	(593)
Net (loss) income applicable to common stock	$ (26,903)	$ (17,082)	$ 51,213
Basic (loss) earnings per share	$ (1.18)	$ (0.76)	$ 2.49
Diluted (loss) earnings per share	$ (1.18)	$ (0.76)	$ 2.41
Dividends per common share	$ 0.06	$ 0.24	$ 0.24

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31,	
	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$28,311	$15,277
Accounts receivable, less allowances of $4,195 and $3,318	105,832	159,613
Inventories, principally on last-in first-out basis (replacement cost higher by $116,816 and $133,748)	170,960	240,673
Other current assets	5,241	12,220
Income tax receivable	18,970	640
Total current assets	329,314	428,423
Investment in joint venture	23,468	23,340
Goodwill	50,072	51,321
Intangible assets	48,575	55,742
Prepaid pension cost	19,913	26,615
Other assets	3,906	5,303
Property, plant and equipment, at cost		
Land	5,192	5,184
Building	51,945	50,069
Machinery and equipment	178,545	172,500
	235,682	227,753
Less - accumulated depreciation	(152,929)	(139,463)
	82,753	88,290
Total assets	$558,001	$679,034
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$71,295	$126,490
Accrued payroll and employee benefits	11,117	16,622
Accrued liabilities	11,302	11,307
Income taxes payable	1,848	6,451
Deferred income taxes	9,706	-
Current portion of long-term debt	7,778	10,838
Short-term debt	13,720	31,197
Total current liabilities	126,766	202,905
Long-term debt, less current portion	67,686	75,018
Deferred income taxes	32,032	38,743
Other non-current liabilities	5,281	7,535
Pension and post retirement benefit obligations	8,028	7,533
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.01 par value - 10,000 shares authorized; no shares issued and outstanding at December 31, 2009 and December 31, 2008	-	-
Common stock, $0.01 par value - 30,000 shares authorized; 23,115 shares issued and 22,906 outstanding at December 31, 2009 and 22,850 shares issued and 22,654 outstanding at December 31, 2008	230	228
Additional paid-in capital	178,129	176,653
Retained earnings	156,387	184,651
Accumulated other comprehensive loss	(13,528)	(11,462)
Treasury stock, at cost - 209 shares in 2009 and 197 shares in 2008	(3,010)	(2,770)
Total stockholders' equity	318,208	347,300
Total liabilities and stockholders' equity	$558,001	$679,034

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flow

	Years Ended December 31,		
	2009	2008	2007
Operating activities:			
Net (loss) income	$ (26,903)	$ (17,082)	$ 51,806
Adjustments to reconcile net (loss) income to net cash from operating activities:			
Depreciation and amortization	21,291	23,327	20,177
Amortization of deferred gain	(907)	(1,128)	(907)
Loss on sale of fixed assets	2	363	1,293
Loss on sale of subsidiary	-	-	425
Impairment of goodwill and long-lived asset	1,357	58,860	589
Equity in earnings of joint venture	(402)	(8,849)	(5,324)
Dividends from joint venture	485	2,955	1,545
Deferred tax provision (benefit)	11,208	(13,578)	(13,148)
Share-based compensation expense	1,370	454	5,018
Pension curtailment	-	(472)	284
Excess tax deficiencies (benefits) from share-based payment arrangements	132	(2,881)	(993)
Increase from changes, net of acquisitions, in:			
Accounts receivable	56,957	(7,736)	14,700
Inventories	73,994	(32,418)	(6,275)
Other current assets	582	4,182	1,639
Other assets	(1,543)	3,364	879
Prepaid pension costs	(913)	(92)	6,074
Accounts payable	(53,232)	13,844	(11,008)
Accrued payroll and employee benefits	968	1,889	3,085
Income taxes payable	(22,882)	6,985	7,007
Accrued liabilities	(7,561)	(7,900)	1,507
Postretirement benefit obligations and other liabilities	(873)	(2,340)	293
Net cash from operating activities	53,130	21,747	78,666
Investing activities:			
Investments and acquisitions, net of cash acquired	-	(26,857)	(280)
Capital expenditures	(8,749)	(26,302)	(20,183)
Proceeds from sale of fixed assets	19	358	823
Insurance proceeds	1,093	-	-
Proceeds from sale of subsidiary	-	645	5,707
Net cash used in investing activities	(7,637)	(52,156)	(13,933)
Financing activities:			
Short-term (repayments) borrowings, net	(17,496)	12,636	(104,690)
Net (repayments) borrowings on long-term revolving lines of credit	(2,240)	29,496	-
Repayments of long-term debt	(10,715)	(6,967)	(35,337)
Payment of debt issuance fees	-	(524)	(173)
Preferred stock dividends	-	-	(345)
Common stock dividends	(1,361)	(5,401)	(4,704)
Proceeds from issuance of common stock, net	-	-	92,883
Exercise of stock options and other	-	450	552
Payment of withholding taxes from share-based incentive issuance	-	(6,000)	-
Excess tax (benefits) deficiencies from share-based payment arrangements	(132)	2,881	993
Net cash (used in) from financing activities	(31,944)	26,571	(50,821)
Effect of exchange rate changes on cash and cash equivalents	(515)	(3,855)	(468)
Net increase (decrease) in cash and cash equivalents	13,034	(7,693)	13,444
Cash and cash equivalents - beginning of year	15,277	22,970	9,526
Cash and cash equivalents - end of year	$ 28,311	$ 15,277	$ 22,970

See Note 1 to the consolidated financial statements for supplemental cash flow disclosures.

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Stockholders' Equity

	Common Shares	Treasury Shares	Preferred Stock	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Deferred Unearned Compensation	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2007	17,085	(362)	$ 11,239	$ 170	$(6,006)	$ 69,775	$ 160,625	$ (1,392)	$ (18,504)	$ 215,907
Comprehensive Income:										
Net income							51,806			51,806
Foreign currency translation									4,268	4,268
Defined benefit pension liability adjustments, net of tax expense of $10,085									15,734	15,734
Total comprehensive income										71,808
Preferred stock dividend							(593)			(593)
Common stock dividend							(4,704)			(4,704)
Long-term incentive plan expense						4,016				4,016
Conversion of preferred stock and issuance of common stock	4,801		(11,239)	53		104,069				92,883
Exercise of stock options and other	445	129			2,519	1,847		1,392		5,758
Balance at December 31, 2007	22,331	(233)	$ -	$ 223	$(3,487)	$ 179,707	$ 207,134	$ -	$ 1,498	$ 385,075
Comprehensive Loss:										
Net loss							(17,082)			(17,082)
Foreign currency translation									(13,630)	(13,630)
Defined benefit pension liability adjustments, net of tax expense of $428									670	670
Total comprehensive loss										(30,042)
Common stock dividend							(5,401)			(5,401)
Long-term incentive plan income						(728)				(728)
Exercise of stock options and other	519	36		5	717	(2,326)				(1,604)
Balance at December 31, 2008	22,850	(197)	$ -	$ 228	$(2,770)	$ 176,653	$ 184,651	$ -	$ (11,462)	$ 347,300
Comprehensive Loss:										
Net loss							(26,903)			(26,903)
Foreign currency translation									2,579	2,579
Defined benefit pension liability adjustments, net of tax benefit of $2,970									(4,645)	(4,645)
Total comprehensive loss										(28,969)
Common stock dividend							(1,361)			(1,361)
Other	265	(12)		2	(240)	1,476				1,238
Balance at December 31, 2009	23,115	(209)	$ -	$ 230	$(3,010)	$ 178,129	$ 156,387	$ -	$ (13,528)	$ 318,208

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1) Basis of Presentation and Significant Accounting Policies

Nature of operations — A.M. Castle & Co. and its subsidiaries (the "Company") is a specialty metals and plastics distribution company serving principally the North American market, but with a growing global presence. The Company has operations in the United States, Canada, Mexico, France, the United Kingdom, Spain, China and Singapore. The Company provides a broad range of product inventories as well as value-added processing and supply chain services to a wide array of customers, principally within the producer durable equipment, oil and gas, commercial aircraft, heavy equipment, industrial goods, construction equipment, retail, marine and automotive sectors of the global economy. Particular focus is placed on the aerospace and defense, oil and gas, power generation, mining and heavy equipment manufacturing industries as well as general engineering applications.

The Company's primary metals distribution center and corporate headquarters are located in Franklin Park, Illinois. The Company has 51 distribution centers located throughout North America (45), Europe (5) and Asia (1).

The Company purchases metals and plastics from many producers. Purchases are made in large lots and held in distribution centers until sold, usually in smaller quantities and often with value-added processing services performed. Orders are primarily filled with materials shipped from Company stock. The materials required to fill the balance of sales are obtained from other sources, such as direct mill shipments to customers or purchases from other distributors. Thousands of customers from a wide array of industries are serviced primarily through the Company's own sales organization.

Basis of presentation — The consolidated financial statements include the accounts of A. M. Castle & Co. and its subsidiaries over which the Company exhibits a controlling interest. The equity method of accounting is used for the Company's 50% owned joint venture, Kreher Steel Company, LLC. All inter-company accounts and transactions have been eliminated.

Use of estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of estimation reflected in the consolidated financial statements are accounts receivable allowances, inventory reserves, goodwill and intangible assets, income taxes, pension and other post-employment benefits and share-based compensation.

Revenue recognition — Revenue from the sales of products is recognized when the earnings process is complete and when the title and risk and rewards of ownership have passed to the customer, which is primarily at the time of shipment. Revenue recognized other than at the time of shipment represents less than 5% of the Company's consolidated net sales for the years ended December 31, 2009, 2008 and 2007. Revenue from shipping and handling charges is recorded in net sales. Provisions for allowances related to sales discounts and rebates are recorded based on terms of the sale in the period that the sale is recorded. Management utilizes historical information and the current sales trends of the business to estimate such provisions. The provisions related to discounts and rebates due to customers are recorded as a reduction within net sales in the Company's consolidated statements of operations.

The Company maintains an allowance for doubtful accounts resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is maintained at a level considered appropriate based on historical experience and specific identification of customer receivable balances for which collection is unlikely. The provisions for doubtful accounts are recorded in sales, general and administrative expense in the Company's consolidated statements of operations. Estimations for the doubtful accounts are based upon historical write-off experience as a percentage of net sales and judgments about the probable effects of economic conditions on certain customers.

The Company also maintains an allowance for credit memos for estimated credit memos to be issued against current sales. Credit memos are primarily issued to correct order entry and billing errors. Estimations for the allowance for credit memos are based upon the application of a historical issuance lag period to the average credit memos issued each month.

Cost of materials — Cost of materials consists of the costs the Company pays for metals, plastics and related inbound freight charges. It excludes depreciation and amortization which are discussed below. The Company accounts for the majority of its inventory on a last-in, first-out ("LIFO") basis and LIFO adjustments are recorded in cost of materials.

Operating expenses — Operating costs and expenses primarily consist of:

- Warehouse, processing and delivery expenses, including occupancy costs, compensation and employee benefits for warehouse personnel, processing, shipping and handling costs;
- Sales expenses, including compensation and employee benefits for sales personnel;
- General and administrative expenses, including compensation for executive officers and general management, expenses for professional services primarily attributable to accounting and legal advisory services, bad debt expenses, data communication and computer hardware and maintenance; and
- Depreciation and amortization expenses, including depreciation for all owned property and equipment, and amortization of various intangible assets.

Cash and cash equivalents — Cash and cash equivalents include highly liquid, short-term investments that have an original maturity of 90 days or less.

Statement of cash flows — Non-cash investing activities and supplemental disclosures of consolidated cash flow information are as follows:

	Year Ended December 31,		
	2009	2008	2007
Non-cash investing and financing activities:			
Capital expenditures financed by accounts payable	$ 26	$ 1,490	$ 883
Capital obligation for Metals U.K. Group acquisition	—	—	1,298
Shares of treasury stock contributed to profit sharing plan	—	—	2,958
Preferred dividends in shares of common stock	—	—	248
Cash paid during the year for:			
Interest	$ 5,574	$ 7,544	$ 13,423
Income taxes	10,762	29,153	36,675

Inventories — Inventories consist of finished goods. Over eighty percent of the Company's inventories are valued at the lower of LIFO cost or market. Final inventory determination under the LIFO method is made at the end of each fiscal year based on the actual inventory levels and costs at that time. The Company values its LIFO increments using the cost of its latest purchases during the years reported. Current replacement cost of inventories exceeded book value by $116,816 and $133,748 at December 31, 2009 and 2008, respectively. Income taxes would become payable on any realization of this excess from reductions in the level of inventories.

During 2009, a reduction in inventories resulted in a liquidation of applicable LIFO inventory quantities carried at lower costs in prior years. This LIFO liquidation resulted in a $5,608 decrease to cost of materials in 2009.

The Company maintains allowances for obsolete inventory and physical inventory losses. The allowance for obsolete inventory is determined based on specific identification of material, adjusted for expected scrap value to be received, and the allowance for physical inventory losses is determined based on historical physical inventory experience. Material is specifically identified as obsolete based on an analysis of past sales history and projected future sales. Material in which there is no sales in the last year and no projected sales for the upcoming year is evaluated for obsolescence.

Insurance plans — In August 2009, the Company became a member of a group captive insurance company (the "Captive") domiciled in Grand Cayman Island. The Captive reinsures losses related to certain of the Company's workers' compensation, automobile and general liability risks that occur subsequent to August 2009. Premiums are based on the Company's loss experience and are accrued by a charge to income for the period to which the premium relates. Premiums are credited to the Company's "loss fund" and earn investment income until claims are actually paid. For workers' compensation, automobile and general liability claims that were incurred prior to August 2009, the Company is self-insured. Self-insurance amounts are capped, for individual claims and in the aggregate, for each policy year by an insurance company. Self-insurance reserves are based on unpaid, known claims (including related administrative fees assessed by the insurance company for claims processing) and a reserve for incurred but not reported claims based on the Company's historical claims experience and development.

Property, plant and equipment — Property, plant and equipment are stated at cost and include assets held under capital leases. Expenditures for major additions and improvements are capitalized, while maintenance and repair costs that do not substantially improve or extend the useful lives of the respective assets are expensed currently. When items are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

The Company provides for depreciation of plant and equipment sufficient to amortize the cost over their estimated useful lives as follows:

Buildings and building improvements	3 – 40 years
Plant equipment	3 – 25 years
Furniture and fixtures	3 – 10 years
Vehicles and office equipment	3 – 7 years

Leasehold improvements are depreciated over the shorter of their useful lives or the remaining term of the lease. Depreciation is calculated using the straight-line method and depreciation expense for 2009, 2008 and 2007 was $13,850, $15,056 and $13,584, respectively.

Long-lived assets — The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are impaired, the impairment charge is calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. The Company derives the required undiscounted cash flow estimates from historical experience and internal business plans. Measurement of an impairment loss requires a determination of fair value, which is based on available information. The Company uses an income approach, which estimates fair value based on estimates of future cash flows discounted at an appropriate interest rate.

Goodwill and intangible assets — Goodwill is subject to an annual impairment test using a two-step process. The carrying value of the Company's goodwill is evaluated annually as of January 1st each year or when certain triggering events occur which require a more current valuation.

A two-step method is used for determining goodwill impairment. The first step ("Step I") of the goodwill impairment test is used to identify potential impairment. The evaluation is based on the comparison of each reporting unit's fair value to its carrying value. If the carrying value exceeds the fair value, the second step ("Step II") of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. Step II of the goodwill impairment test compares the implied fair value of reporting unit goodwill to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The allocation of fair value to reporting units requires several analyses to determine fair value of assets and liabilities including, among others, customer relationships, non-compete agreements, trade names and property, plant and equipment (valued at replacement costs). If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount equal to the excess.

Fair value is determined using a combination of an income approach, which estimates fair value based on a discounted cash flow analysis using historical data and management estimates of future cash flows, and a market approach, which estimates fair value using market multiples of various financial measures of comparable public companies.

The determination of the fair value of the reporting units requires significant estimates and assumptions to be made by management. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industry in which the Company competes; discount rates; terminal growth rates; long-term projections of future financial performance; and relative weighting of income and market approaches. The long-term projections used in the valuation are developed as part of the Company's annual budgeting process. The discount rates used for each of the reporting units are those of a hypothetical market participant which are developed based upon an analysis of comparable companies and include adjustments made to account for any individual reporting unit specific attributes such as, size and industry.

The majority of the Company's recorded intangible assets were acquired as part of the Transtar and Metals U.K. acquisitions in September 2006 and January 2008, respectively, and consist primarily of customer relationships and non-compete agreements. The initial values of the intangible assets were based on a discounted cash flow valuation using assumptions made by management as to future revenues from select customers, the level and pace of attrition in such revenues over time and assumed operating income amounts generated from such revenues. These intangible assets are amortized over their useful lives, which are 4 – 11 years for customer relationships and 3 years for non-compete agreements. Useful lives are estimated by management and determined based on the timeframe over which a significant portion of the estimated future cash flows are expected to be realized from the respective intangible assets. Furthermore, when certain conditions or certain triggering events occur, a separate test of impairment, similar to the impairment test for long-lived assets, is performed. If the intangible asset is deemed to be impaired, such asset will be written down to its fair value.

Income taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records valuation allowances against its deferred tax assets when it is more likely than not that the amounts will not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the period a determination is made that the Company will not be able to realize its deferred income tax assets, an adjustment to the valuation allowance will be made which will increase the provision for income taxes.

The Company recognizes the tax benefits of uncertain tax positions only if those benefits will more likely than not be sustained upon examination by the relevant tax authorities. Unrecognized tax benefits are subsequently recognized at the time the recognition threshold is met, the tax matter is effectively settled or the statute of limitations expires for the return containing the tax position, whichever is earlier. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate. These differences will be reflected in the Company's income tax expense in the period in which they are determined.

Income tax expense includes provisions for amounts that are currently payable, and changes in deferred tax assets and liabilities. The Company does not provide for deferred income taxes on undistributed earnings considered permanently reinvested in its foreign subsidiaries. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Accrued interest and penalties are included within other long-term liabilities in the consolidated balance sheets.

Foreign currency translation — For all of the Company's non-U.S. operations, except China and Singapore, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates, and income and expenses are translated using the average exchange rates for the reporting period. The currency effects of translating financial statements of the Company's non-U.S. operations which operate in local currency environments are recorded in accumulated other comprehensive income (loss), a separate component of stockholders' equity. Gains resulting from foreign currency transactions were $650 and $800 in 2009 and 2008, respectively, and were insignificant in 2007.

Earnings per share — For the periods presented through the conversion of the preferred stock in connection with the secondary offering in May 2007, the Company's preferred stockholders participated in dividends paid on the Company's common stock on an "if converted" basis. Under the "if converted" basis, basic earnings per share is computed by applying the two-class method to compute earnings per share. The two-class method is an earnings allocation method under which earnings per share is calculated for each class of common stock and participating security considering both dividends declared and participation rights in undistributed earnings as if all such earnings had been distributed during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock plus common stock equivalents. Common stock equivalents consist of employee and director stock options, restricted stock awards, convertible preferred stock shares and other share-based payment awards, which have been included in the calculation of weighted average shares outstanding using the treasury stock method. The following table is a reconciliation of the basic and diluted earnings per share calculations:

	2009	2008	2007
Numerator:			
Net (loss) income	$ (26,903)	$ (17,082)	$ 51,806
Preferred dividends distributed	—	—	(593)
Undistributed (losses) earnings	$ (26,903)	$ (17,082)	$ 51,213
Undistributed (losses) earnings attributable to:			
Common stockholders	$ (26,903)	$ (17,082)	$ 49,981
Preferred stockholders, as if converted	—	—	1,232
Total undistributed (losses) earnings	$ (26,903)	$ (17,082)	$ 51,213
Denominator:			
Denominator for basic earnings per share:			
Weighted average common shares outstanding	22,862	22,528	20,060
Effect of dilutive securities:			
Outstanding common stock options, restricted stock and other share-based awards	—	—	756
Convertible preferred stock	—	—	732
Denominator for diluted earnings per share	22,862	22,528	21,548
Basic (loss) earnings per share	$ (1.18)	$ (0.76)	$ 2.49
Diluted (loss) earnings per share	$ (1.18)	$ (0.76)	$ 2.41
Excluded outstanding common stock options having an anti-dilutive effect	239	246	—

For the year ended December 31, 2009, the undistributed losses attributed to participating securities, which represent restricted stock granted by the Company, were approximately one percent of total losses. For the years ended December 31, 2008 and 2007, the undistributed (losses) earnings attributed to participating securities were less than one percent of total (losses) earnings.

Concentrations — The Company serves a wide range of customers within the producer durable equipment, oil and gas, commercial aircraft, heavy equipment, industrial goods, construction equipment, retail, marine and automotive sectors of the economy from locations throughout the United States, Canada, Mexico, France, the United Kingdom, Spain, China and Singapore. Its customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized firms spread across the entire spectrum of metals and plastics using industries. The Company's customer base is well diversified and therefore, the Company does not have dependence upon any single customer, or a few customers. No single customer represents more than 5% of the Company's total net sales. Approximately 83% of the Company's business is conducted from locations in the United States.

Share-based compensation — The Company records share-based compensation expense ratably over the award vesting period based on the grant date fair value of share-based compensation awards. Share-based compensation expense for restricted shares in the long-term incentive plans ("LTI Plans") is recorded based on the fair value based on the market price of the Company's common stock on the grant date. The fair value of performance units is based on the market price of the Company's stock on the grant date adjusted to reflect that the participants in the performance units do not participate in dividends during the vesting period.

Management estimates the probable number of shares which will ultimately vest when calculating the share-based compensation expense for the LTI Plans. Final award vesting and distribution of performance awards granted under the LTI Plans are determined based on the Company's actual performance versus target goals for a three-year consecutive period as defined in each plan. Partial awards can be earned for performance less than the target goal, but in excess of minimum goals; and award distributions twice the target can be achieved if the maximum goals are met or exceeded. The performance goals are three-year cumulative net income and average return on total capital for the same three-year period. Unless covered by a specific change-in-control or severance arrangement, individuals to whom performance awards have been granted under the LTI Plans must be employed by the Company at the end of the performance period or the performance award will be forfeited, unless the termination of employment was due to death, disability or retirement. Compensation expense recognized is based on management's expectation of future performance compared to the pre-established performance goals. If the performance goals are not expected to be met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

Fair Value of Financial Instruments — The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The three-tier value hierarchy the Company utilizes, which prioritizes the inputs used in the valuation methodologies, is:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

New Accounting Standards

Standards Adopted

Effective December 31, 2009, the Company adopted new guidance related to employers' benefit plan asset disclosures. The new guidance, which is now part of Accounting Standards Codification ("ASC") Topic 715, "Compensation – Retirement Benefits" ("ASC 715"), provides guidance on disclosures about plan assets and requires disclosures about fair value measurements of plan assets. See *Note 5* for disclosures required by ASC 715.

Effective July 1, 2009, the Company adopted ASC Topic 105, "Generally Accepted Accounting Principles" ("ASC 105"). ASC 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP. Authoritative guidance references included in these financial statements have been updated to reflect the provisions of ASC 105.

Effective June 30, 2009, the Company adopted new guidance related to the disclosure of the fair value of financial instruments. The new guidance, which is now part of ASC Topic 825, "Financial Instruments" ("ASC 825"), requires fair value disclosures of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance also requires those disclosures in summarized financial information at interim reporting periods. The adoption of the new guidance did not have an impact on the Company's financial position, results of operations and cash flows. See *Note 9* for disclosures required by ASC 825.

Effective January 1, 2009, the Company adopted new guidance related to the accounting for business combinations. The new guidance, which is now part of ASC Topic 805, "Business Combinations" ("ASC 805"), establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The modifications to ASC 805 also provide guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The adoption of the new guidance did not have a significant impact on the Company's financial position, results of operations and cash flows.

Effective January 1, 2009, the Company adopted new guidance that addresses whether instruments granted in share-based payment transactions are participating securities. The new guidance, which is now part of ASC 260, "Earnings per Share," addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, should be included in the earnings allocation in computing earnings per share under the "two-class method." Due to the insignificant number of participating securities outstanding at December 31, 2009, the adoption of the new guidance did not have an impact on the Company's earnings per share calculation.

Standards Issued Not Yet Adopted
Effective January 1, 2010, the FASB issued new guidance, which is now part of ASC Topic 810, "Consolidation" ("ASC 810"). The revised guidance amends the consolidation guidance that applies to a variable interest entity ("VIE"). The amendments will significantly affect the overall consolidation analysis. Under the revised guidance, an enterprise will need to reconsider its previous consolidation conclusions, including (1) whether an entity is a VIE, (2) whether the enterprise is the VIE's primary beneficiary, and (3) what type of financial statement disclosures are required. The adoption of the revised guidance on January 1, 2010 did not have an impact on the Company's financial position, results of operations and cash flows.

(2) Acquisitions and Divestitures

Acquisitions

Metals U.K. Group
On January 3, 2008, the Company acquired 100 percent of the outstanding capital stock of Metals U.K. Group ("Metals U.K."). The purchase was financed with debt. The acquisition of Metals U.K. was accounted for using the purchase method. Accordingly, the Company recorded the net assets at their estimated fair values. The operating results and the assets of Metals U.K. are included in the Company's Metals segment from the date of acquisition.

Metals U.K. is a distributor and processor of specialty metals primarily serving the oil and gas, aerospace, petrochemical and power generation markets worldwide. Metals U.K. has distribution and processing facilities in Blackburn, England, Hoddesdon, England and Bilbao, Spain. The acquisition of Metals U.K. will allow the Company to expand its global reach and service potential high growth industries.

The aggregate purchase price was approximately $29,693, or $28,854, net of cash acquired, and represents the aggregate cash purchase price, contingent consideration probable of payment, debt paid off at closing, and direct transaction costs. The premium paid in excess of the fair value of the net assets acquired was primarily for the ability to expand the Company's global reach, as well as to obtain Metals U.K.'s skilled, established workforce.

Transtar Intermediate Holdings #2, Inc.
In September 2006, the Company acquired 100 percent of the issued and outstanding capital stock of Transtar Intermediate Holdings #2, Inc. ("Transtar"), a wholly owned subsidiary of H.I.G. Transtar Inc. The results of Transtar's operations have been included in the consolidated financial statements since that date. These results and the assets of Transtar are included in the Company's Metals segment.

The determination of the final purchase price was subject to a working capital adjustment. In accordance with provisions of the purchase agreement, these matters were submitted to arbitration. On August 21, 2008, the arbitrator issued a final award on all pending matters with respect to the Transtar acquisition.

As a result of the arbitrator's final award, the Company paid approximately $352 to the seller, which reflects the $1,261 of working capital adjustment and miscellaneous costs awarded to the Company, offset by legal fees and other costs of $1,613 awarded to the seller. The finalization of the working capital adjustment decreased goodwill by $244. For the year ended December 31, 2008, the net impact to income before income taxes and equity in earnings of joint venture was $2,470.

Divestiture

Metal Mart LLC
On October 2, 2007, the Company completed the sale of Metal Mart LLC, a wholly owned subsidiary, doing business as Metal Express, to Metal Supermarkets (Chicago) Ltd., a unit of Metal Supermarkets Corp. for approximately $6,300. Metal Express is a small order metals distribution business which served the general manufacturing industry from its network of 15 locations throughout the U.S. Metal Express was included in the Company's Metals segment. For the year ended December 31, 2007, Metal Express' revenues were $12,875. The Company recorded a loss of approximately $500 on the divestiture. The net proceeds from the sale were used to repay a portion of the Company's outstanding debt.

(3) Segment Reporting

The Company distributes and performs processing on both metals and plastics. Although the distribution processes are similar, the customer markets, supplier bases and types of products are different. Additionally, the Company's Chief Executive Officer, the chief operating decision-maker, reviews and manages these two businesses separately. As such, these businesses are considered reportable segments and are reported accordingly.

In its Metals segment, the Company's marketing strategy focuses on distributing highly engineered specialty grades and alloys of metals as well as providing specialized processing services designed to meet very precise specifications. Core products include alloy, aluminum, stainless, nickel, titanium and carbon. Inventories of these products assume many forms such as plate, sheet, round bar, hexagon bar, square and flat bar, tubing and coil. Depending on the size of the facility and the nature of the markets it serves, service centers are equipped as needed with bar saws, plate saws, oxygen and plasma arc flame cutting machinery, water-jet cutting, stress relieving and annealing furnaces, surface grinding equipment and sheet shearing equipment. This segment also performs various specialized fabrications for its customers through pre-qualified subcontractors that thermally process, turn, polish and straighten alloy and carbon bar.

The Company's Plastics segment consists exclusively of a wholly owned subsidiary that operates as Total Plastics, Inc. ("TPI") headquartered in Kalamazoo, Michigan. The Plastics segment stocks and distributes a wide variety of plastics in forms that include plate, rod, tube, clear sheet, tape, gaskets and fittings. Processing activities within this segment include cut to length, cut to shape, bending and forming according to customer specifications. The Plastics segment's diverse customer base consists of companies in the retail (point-of-purchase), marine, office furniture and fixtures, transportation and general manufacturing industries. TPI has locations throughout the upper northeast and midwest regions of the U.S. and one facility in Florida from which it services a wide variety of users of industrial plastics.

The accounting policies of all segments are the same as described in *Note 1*. Management evaluates the performance of its business segments based on operating income.

The Company operates locations in the United States, Canada, Mexico, France, the United Kingdom, Spain, China and Singapore. No activity from any individual country outside the United States is material, and therefore, foreign activity is reported on an aggregate basis. Net sales are attributed to countries based on the location of the Company's subsidiary that is selling direct to the customer. Company-wide geographic data as of and for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Net sales			
United States	$ 673,918	$ 1,236,355	$ 1,245,943
All other countries	138,720	264,681	174,410
Total	$ 812,638	$ 1,501,036	$ 1,420,353
Long-lived assets			
United States	$ 73,897	$ 78,911	
All other countries	8,856	9,379	
Total	$ 82,753	$ 88,290	

Segment information as of and for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Net Sales	Operating Income (Loss)	Total Assets	Capital Expenditures	Depreciation & Amortization
2009					
Metals segment	$ 726,221	$ (32,130)	$ 488,090	$ 8,456	$ 19,943
Plastics segment	86,417	282	46,443	293	1,348
Other	—	(5,281)	23,468	—	—
Consolidated	$ 812,638	$ (37,129)	$ 558,001	$ 8,749	$ 21,291
2008					
Metals segment	$ 1,384,859	$ 11,554	$ 602,897	$ 24,218	$ 22,040
Plastics segment	116,177	3,182	52,797	2,084	1,287
Other	—	(10,604)	23,340	—	—
Consolidated	$ 1,501,036	$ 4,132	$ 679,034	$ 26,302	$ 23,327
2007					
Metals segment	$ 1,304,713	$ 94,235	$ 607,993	$ 17,537	$ 18,988
Plastics segment	115,640	4,989	51,592	2,646	1,189
Other	—	(8,549)	17,419	—	—
Consolidated	$ 1,420,353	$ 90,675	$ 677,004	$ 20,183	$ 20,177

"Other" – Operating loss includes the costs of executive, legal and finance departments, which are shared by both the Metals and Plastics segments. The "Other" category's total assets consist of the Company's investment in joint venture.

(4) Lease Agreements

The Company has operating and capital leases covering certain warehouse facilities, equipment, automobiles and trucks, with the lapse of time as the basis for all rental payments, and with a mileage factor included in the truck leases.

Future minimum rental payments under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009, are as follows:

	Capital	Operating
2010	$ 588	$ 12,052
2011	350	11,614
2012	152	11,082
2013	84	8,893
2014	18	6,317
Later years	—	17,030
Total future minimum rental payments	$ 1,192	$ 66,988

Total rental payments charged to expense were $12,769 in 2009, $13,049 in 2008, and $14,895 in 2007.

Total gross value of property, plant and equipment under capital leases was $2,796 and $2,259 in 2009 and 2008, respectively.

In July 2003, the Company sold its Los Angeles land and building for $10,538. Under the agreement, the Company has a ten-year lease for 59% of the property. In October 2003, the Company also sold its Kansas City land and building for $3,464 and is leasing back approximately 68% of the property from the purchaser for ten years. These leases are being accounted for as operating leases. The two transactions generated a total net gain of $8,495, which has been deferred and is being amortized to income ratably over the terms of the leases. At December 31, 2009 and 2008, the total non-current deferred gain associated with sale leaseback transactions of $2,885 and $3,637, respectively, primarily relates to the sale leaseback transactions described above and is included in "Other non-current liabilities" on the consolidated balance sheets. Additionally, the current portion of the deferred gain associated with the Los Angeles and Kansas City sale leaseback transactions in the amount of $852 is included in "Accrued liabilities" in the consolidated balance sheets at December 31, 2009 and 2008. The leases require the Company to pay customary operating and repair expenses and contain renewal options. The total rental expense for the Los Angeles and Kansas City leases for 2009, 2008 and 2007 was $1,529, $1,525 and $1,466, respectively.

(5) Employee Benefit Plans

Pension Plans

Substantially all employees who meet certain requirements of age, length of service and hours worked per year are covered by Company-sponsored pension plans and supplemental pension plan (collectively, the "pension plans"). These pension plans are defined benefit, noncontributory plans. Benefits paid to retirees are based upon age at retirement, years of credited service and average earnings. The Company also has a supplemental pension plan, which is a non-qualified, unfunded plan. The Company uses a December 31 measurement date for the pension plans.

During December 2007, certain of the pension plans were amended and as a result, a curtailment charge of $284 was recognized in 2007. During March 2008, the supplemental pension plan was amended and as a result, a curtailment gain of $472 was recognized at that time. Effective July 1, 2008, the Company-sponsored pension plans were frozen.

In conjunction with the decision to freeze the pension plans, the Company modified its investment portfolio target allocation for the pension plans' funds. The revised investment target portfolio allocation focuses primarily on corporate fixed income securities that match the overall duration and term of the Company's pension liability structure. The Company's decision to change the investment portfolio target allocation resulted in a reduction to the expected long-term rate of return and an increase to the Company's future net periodic pension cost in 2009. The assets of the Company-sponsored pension plans are maintained in a single trust account.

The Company's funding policy is to satisfy the minimum funding requirements of the Employee Retirement Income Security Act of 1974, commonly called ERISA.

Components of net periodic pension benefit cost are as follows:

	2009	2008	2007
Service cost	$ 617	$ 2,057	$ 3,562
Interest cost	7,511	7,216	7,424
Expected return on assets	(9,010)	(11,124)	(10,080)
Amortization of prior service cost	240	245	58
Amortization of actuarial loss	151	351	3,153
Net periodic pension (credit) cost, excluding impact of curtailment	$ (491)	$ (1,255)	$ 4,117

The expected 2010 amortization of pension prior service cost and actuarial loss is $231 and $237, respectively.

The status of the plans at December 31, 2009 and 2008 are as follows:

	2009	2008
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 123,208	$ 117,949
Service cost	617	2,057
Interest cost	7,511	7,216
Curtailments	—	(1,962)
Plan change	—	1,891
Benefit payments	(5,744)	(5,562)
Actuarial loss	7,168	1,619
Projected benefit obligation at end of year	$ 132,760	$ 123,208
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 145,572	$ 137,314
Actual return on assets	8,109	13,655
Employer contributions	215	165
Benefit payments	(5,744)	(5,562)
Fair value of plan assets at end of year	$ 148,152	$ 145,572
Funded status – net prepaid	$ 15,392	$ 22,364
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid pension cost	$ 19,913	$ 26,615
Accrued liabilities	(206)	(216)
Pension and postretirement benefit obligations	(4,315)	(4,035)
Net amount recognized	$ 15,392	$ 22,364
Pre-tax components of accumulated other comprehensive income (loss):		
Unrecognized actuarial loss	$ (15,717)	$ (7,799)
Unrecognized prior service cost	(1,679)	(1,918)
Total	$ (17,396)	$ (9,717)
Accumulated benefit obligation	$ 132,349	$ 123,085

For plans with an accumulated benefit obligation in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $4,522, $4,522 and $0, respectively, at December 31, 2009; and $4,251, $4,251 and $0, respectively, at December 31, 2008.

The assumptions used to measure the projected benefit obligations for the Company's defined benefit pension plans are as follows:

	2009	2008
Discount rate	5.75%	6.25%
Projected annual salary increases	0 - 3.00	0 - 3.00

The assumptions used to determine net periodic pension benefit costs are as follows:

	2009	2008	2007
Discount rate	6.25%	6.25%	5.75%
Expected long-term rate of return on plan assets	6.50	8.75	8.75
Projected annual salary increases	0 - 3.00	0 - 4.00	4.00

The assumption on expected long-term rate of return on plan assets for all years was based on a building block approach. The expected long-term rate of inflation and risk premiums for the various asset categories are based on the current investment environment. General historical market returns are used in the development of the long-term expected inflation rates and risk premiums. The target allocations of assets are used to develop a composite rate of return assumption.

The Company's pension plan weighted average asset allocations at December 31, 2009 and 2008, by asset category, are as follows:

	2009	2008
Debt securities	96%	87%
Real estate	3%	5%
Other	1%	8%
	100%	100%

The Company's pension plans' funds are managed in accordance with investment policies recommended by its investment advisor and approved by the Human Resources Committee of the Board of Directors. Beginning in 2008, the overall target portfolio allocation is 100% fixed income securities. These funds' conformance with style profiles and performance is monitored regularly by management, with the assistance of the Company's investment advisor. Adjustments are typically made in the subsequent quarters when investment allocations deviate from the target range. The investment advisor provides quarterly reports to management and the Human Resource Committee of the Board of Directors.

The fair values of the Company's pension plan assets fall within the following levels of the fair value hierarchy as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Debt securities (1)	$ 141,734	$ —	$ —	$ 141,734
Real estate (2)	—	—	4,863	4,863
Other (3)	—	1,555	—	1,555
Total	$ 141,734	$ 1,555	$ 4,863	$ 148,152

(1) Includes corporate and U.S. government debt securities
(2) Includes investments in real estate investment trusts that invest in a variety of property types in geographically diverse markets across the U.S.
(3) Primarily interest rate swaps

The following reconciliation represents the change in fair value of Level 3 assets between December 31, 2008 and December 31, 2009:

	Real Estate
Fair value as of December 31, 2008	$ 7,319
Income earned, net	11
Unrealized loss	(2,467)
Fair value as of December 31, 2009	$ 4,863

The estimated future pension benefit payments are:

2010	$ 6,496
2011	6,620
2012	7,008
2013	7,448
2014	7,765
2015— 2019	45,849

Postretirement Plan

The Company also provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these benefits in advance, and uses a December 31 measurement date.

Components of net periodic postretirement benefit cost for 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Service cost	$ 169	$ 151	$ 176
Interest cost	224	207	220
Amortization of prior service cost	47	47	47
Amortization of actuarial gain	(16)	(18)	(5)
Net periodic postretirement benefit cost	$ 424	$ 387	$ 438

The expected 2010 amortization of postretirement prior service cost and actuarial gain are insignificant.

The status of the postretirement benefit plans at December 31, 2009 and 2008 were as follows:

	2009	2008
Change in accumulated postretirement benefit obligations:		
Accumulated postretirement benefit obligation at beginning of year	$ 3,687	$ 3,416
Service cost	169	151
Interest cost	224	207
Benefit payments	(129)	(126)
Actuarial (gain) loss	(32)	39
Accumulated postretirement benefit obligation at end of year	$ 3,919	$ 3,687
Funded status – net liability	$ (3,919)	$ (3,687)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued liabilities	$ (206)	$ (189)
Pension and postretirement benefit obligations	(3,713)	(3,498)
Net amount recognized	$ (3,919)	$ (3,687)
Pre-tax components of accumulated other comprehensive income (loss):		
Unrecognized actuarial gain	$ 515	$ 499
Unrecognized prior service cost	(28)	(76)
Total	$ 487	$ 423

The assumed health care cost trend rates for medical plans at December 31 were as follows:

	2009	2008	2007
Medical cost trend rate	9.00%	10.00%	11.00%
Ultimate medical cost trend rate	5.00	5.00	5.00
Year ultimate medical cost trend rate will be reached	2013	2013	2013

A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31, 2009 by $276 with no significant impact on the annual periodic postretirement benefit cost. A 1% decrease in the health care cost trend rate assumptions would have decreased the accumulated postretirement benefit obligation at December 31, 2009 by $248 with no significant impact on the annual periodic postretirement benefit cost. The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 5.75% in 2009 and 6.25% in 2008. The weighted average discount rate used in determining net periodic postretirement benefit costs were 6.25% in 2009 and 2008 and 5.75% in 2007.

Retirement Savings Plan

Effective July 1, 2008, the Company revised the provisions of its retirement savings plan for the benefit of salaried and other eligible employees (including officers). The Company's plan includes features under Section 401(k) of the Internal Revenue Code. The plan includes a provision whereby the Company makes a matching contribution on the first 6% of considered earnings that each employee contributes ("the matching contribution"). The plan also includes a supplemental contribution (the "supplemental contribution") feature whereby a fixed contribution of considered earnings is deposited into each employee's 401(k) account each pay period, regardless of whether the employee participates in the plan. Company contributions cliff vest after two years of employment.

Due to cost reduction measures implemented by management during April, 2009, the Company's matching contribution and supplemental contribution were suspended.

The amounts expensed are summarized below:

	2009	2008	2007
Supplemental contributions and 401(k) match	$ 2,060	$ 3,161	$ 3,939

(6) Joint Venture

Kreher Steel Co., LLC ("Kreher") is a 50% owned joint venture of the Company. It is a metals distributor headquartered in the Midwest. Kreher distributes bulk quantities of alloy, special bar quality and stainless steel bars.

The following information summarizes the Company's participation in the joint venture as of and for the year ended December 31:

	2009	2008	2007
Equity in earnings of joint venture	$ 402	$ 8,849	$ 5,324
Investment in joint venture	23,468	23,340	17,419
Sales to joint venture	486	568	642
Purchases from joint venture	118	1,040	565

The following information summarizes financial data for this joint venture as of and for the year ended December 31:

	2009	2008	2007
Revenues	$ 108,963	$ 221,753	$ 164,297
Net income	803	17,698	10,647
Current assets	50,604	64,550	56,149
Non-current assets	17,661	19,184	18,137
Current liabilities	19,852	34,864	37,354
Non-current liabilities	3,137	3,428	3,275
Members' equity	45,275	45,442	33,657
Capital expenditures (a)	249	2,628	7,999
Depreciation and amortization	1,830	1,597	1,236

(a) Includes purchase of Special Metals Inc. in April 2007.

(7) Income Taxes

Income (loss) before income taxes and equity in earnings of joint venture generated by the Company's U.S. and non-U.S. operations were as follows:

	2009	2008	2007
U.S	$ (40,465)	$ (13,425)	$ 65,516
Non-U.S.	(3,104)	8,184	12,260

The Company's income tax (benefit) expense is comprised of the following:

	2009	2008	2007
Federal – current	$ (27,641)	$ 25,943	$ 34,082
– deferred	14,611	(11,025)	(11,515)
State – current	(752)	2,827	5,194
– deferred	(1,396)	(2,381)	(527)
Foreign – current	970	5,498	5,166
– deferred	(2,056)	(172)	(1,106)
	$(16,264)	$ 20,690	$ 31,294

The reconciliation between the Company's effective tax rate on income and the U.S. federal income tax rate of 35% is as follows:

	2009	2008	2007
Federal income tax at statutory rates	$ (15,248)	$ (1,834)	$ 27,220
State income taxes, net of federal income tax benefits	(1,561)	95	3,050
Federal and state income tax on joint venture	154	3,460	2,071
Impairment of goodwill	475	20,601	—
Rate differential on foreign income	—	(1,253)	(231)
Other	(84)	(379)	(816)
Income tax (benefit) expense	$ (16,264)	$ 20,690	$ 31,294
Effective income tax expense rate	37.3%	(394.8%)	40.2%

Significant components of the Company's deferred tax liabilities and assets are as follows:

	2009	2008
Deferred tax liabilities:		
Depreciation	$ 7,895	$ 6,783
Inventory	13,249	—
Pension	7,480	10,259
Intangible assets and goodwill	23,510	25,895
Postretirement benefits	—	—
Total deferred tax liabilities	$ 52,134	$ 42,937
Deferred tax assets:		
Postretirement benefits	$ 3,102	$ 2,945
Inventory	—	275
Deferred compensation	637	2,267
Deferred gain	950	1,314
Impairments	803	1,918
Net operating loss carryforward	3,713	—
Other, net	1,191	720
Total deferred tax assets	$ 10,396	$ 9,439
Net deferred tax liabilities	$ 41,738	$ 33,498

As of December 31, 2009 and December 31, 2008, the Company had estimated federal net operating losses ("NOLs") of $40,613 and $0, respectively, available to offset past and future federal taxable income. These NOLs expire in year 2029. The Company believes it will be able to carryback all of the federal NOLs to prior years.

As of December 31, 2009 and December 31, 2008, the Company had estimated state NOLs of $40,613 and $0, respectively. The state NOLs expire in years 2015-2030.

As of December 31, 2009 and December 31, 2008, the Company had estimated foreign NOLs of $8,779 and $0, respectively. Foreign NOLs of $5,068 expire in year 2030 and $3,711 of the foreign NOLs do not expire. The Company believes it will be able to carryback the $5,068 of expiring foreign NOLs to prior years.

Based on all available evidence, including historical and forecasted financial results, the Company determined that it is more likely than not that the state and foreign NOLs that have expiration dates will be realized due to the fact that the Company anticipates it will be able to have sufficient earnings in future years to use the NOL carryforwards prior to expiration. To the extent that the Company does not generate sufficient state or foreign taxable income within the statutory carryforward periods to utilize the NOL carryforwards in the respective jurisdictions, they will expire unused. However, based upon all available evidence, the Company has concluded that it will utilize these NOL carryforwards prior to the expiration period.

The following table shows the net change in the Company's unrecognized tax benefits:

	2009	2008	2007
Balance as of January 1	$ 2,273	$ 1,754	$ 931
Increases (decreases) in unrecognized tax benefits:			
Due to tax positions taken in prior years	272	169	563
Due to tax positions taken during the current year	—	350	260
Due to settlement with tax authorities	(1,187)	—	—
Due to expiration of statute	(632)	—	—
Balance as of December 31	$ 726	$ 2,273	$ 1,754

As of December 31, 2009, $468 of unrecognized tax benefits would impact the effective tax rate if recognized. At December 31, 2009, the Company had accrued interest and penalties related to unrecognized tax benefits of $87. It is reasonably possible that the gross unrecognized tax benefits may decrease within the next 12 months by a range of approximately $0 to $94.

During 2009 the statute expired on an unrecognized tax benefit for a pre-acquisition period of one of the Company's subsidiaries. The reversal of the reserve for this unrecognized tax benefit was recorded as a component of overall income tax benefit for the year ended December 31, 2009.

The Company or its subsidiaries files income tax returns in the U.S., 29 states and 7 foreign jurisdictions. During 2009, the Internal Revenue Service ("IRS") completed the examination of the Company's 2005 and 2006 U.S. federal income tax returns. In connection with this examination, the Company settled with the IRS regarding certain tax positions including the Company's federal income tax inventory costing methodologies. As a result of the settlement, the Company did not recognize a significant amount of additional tax expense during the year ended December 31, 2009.

(8) Goodwill and Intangible Assets

The changes in carrying amounts of goodwill during the years ended December 31, 2009 and 2008 were as follows:

	2009			2008		
	Metals Segment	Plastics Segment	Total	Metals Segment	Plastics Segment	Total
Balance as of January 1						
Goodwill	$ 97,208	$ 12,973	$ 110,181	$ 88,567	$ 12,973	$ 101,540
Accumulated impairment losses	(58,860)	—	(58,860)	—	—	—
	38,348	12,973	51,321	88,567	12,973	101,540
Acquisition of Metals U.K.	—	—	—	12,404	—	12,404
Transtar purchase price adjustment	—	—	—	(244)	—	(244)
Impairment losses	(1,357)	—	(1,357)	(58,860)	—	(58,860)
Currency valuation	108	—	108	(3,519)	—	(3,519)
Balance as of December 31						
Goodwill	97,316	12,973	110,289	97,208	12,973	110,181
Accumulated impairment losses	(60,217)	—	(60,217)	(58,860)	—	(58,860)
	$ 37,099	$ 12,973	$ 50,072	$ 38,348	$ 12,973	$ 51,321

The Company's annual test for goodwill impairment is completed as of January 1st each year. Based on the January 1, 2009 test, the Company determined that there was no impairment of goodwill. The Company's year-to-date operating results, among other factors, were considered in determining whether it was more likely than not that the fair value for any reporting unit had declined below its carrying value, which would require the Company to perform an interim goodwill impairment test during the year ended December 31, 2009.

Based on the continued economic recession, the Company thoroughly reviewed its long-term forecasts as part of its annual budgeting process which took place during the fourth quarter of 2009. As a result of this process, the Company determined that it was more likely than not that goodwill was impaired and, therefore, the Company performed an interim goodwill impairment analysis as of December 31, 2009. Fair value of the reporting units was determined using a combination of an income approach, which estimates fair value based on a discounted cash flow analysis using historical data and management estimates of future cash flows, and a market approach, which estimates fair value using market multiples of various financial measures of comparable public companies. The determination of the fair value of the reporting units requires significant estimates and assumptions to be made by management. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industry in which the Company competes; discount rates; terminal growth rates; long-term projections of future financial performance; and relative weighting of income and market approach. The long-term projections used in the valuation are developed as part of the Company's annual budgeting process. The discount rates used to determine the fair values of the reporting units are those of a hypothetical market participant which are developed based upon an analysis of comparable companies and include adjustments made to account for any individual reporting unit specific attributes such as, size and industry.

The carrying value of the Oil & Gas reporting unit within the Metals segment exceeded its respective fair value. The Company compared the implied fair value of the goodwill with the carrying value of the goodwill and a non-cash charge of $1,357 for goodwill impairment was recorded during the fourth quarter of 2009. The charge is non-deductible for tax purposes.

During the fourth quarter of 2008, the Company determined that the weakening of the U.S. economy and the global credit crisis resulted in a reduction of the Company's market capitalization below its total shareholder's equity value for a sustained period of time, which was an indication that it was more likely than not that goodwill was impaired. As a result, the Company performed an interim goodwill impairment analysis as of December 31, 2008. The Company recorded a non-cash charge of $58,860 for goodwill impairment during the fourth quarter of 2008. The charge was non-deductible for tax purposes. Of this amount, $49,823 and $9,037 related to the Aerospace and Metals U.K. reporting units, respectively, within the Metals segment.

The following summarizes the components of intangible assets at December 31, 2009 and 2008:

	2009		2008	
	Gross Carrying Amount	**Accumulated Amortization**	**Gross Carrying Amount**	**Accumulated Amortization**
Customer relationships...........	$ 69,549	$ 21,435	$ 69,292	$ 14,729
Non-compete agreements......	2,938	2,477	2,805	1,626
Trade name	378	378	378	378
Total..................................	$ 72,865	$ 24,290	$ 72,475	$ 16,733

The weighted-average amortization period for the intangible assets is 10.5 years, 10.8 years for customer relationships and 3 years for non-compete agreements. Substantially all of the Company's intangible assets were acquired as part of the acquisitions of Transtar on September 5, 2006 and Metals U.K. on January 3, 2008.

For the years ended December 31, 2009, 2008, and 2007, the aggregate amortization expense was $7,441, $8,271 and $6,587, respectively.

The following is a summary of the estimated annual amortization expense for each of the next 5 years:

2010..	$ 7,115
2011..	6,634
2012..	6,144
2013..	6,144
2014..	6,144

9) Debt

Short-term and long-term debt consisted of the following at December 31, 2009 and 2008:

	2009	2008
SHORT-TERM DEBT		
U.S. Revolver A (a)	$ 5,000	$ 18,000
Foreign	—	3,200
Trade acceptances (c)	8,720	9,997
Total short-term debt	13,720	31,197
LONG-TERM DEBT		
6.76% insurance company loan due in scheduled installments through 2015 (b)	50,026	56,816
U.S. Revolver B (a)	24,246	24,018
Industrial development revenue bonds at a 1.554% weighted average rate, due in 2009	—	3,500
Other, primarily capital leases	1,192	1,522
Total long-term debt	75,464	85,856
Less current portion	(7,778)	(10,838)
Total long-term portion	67,686	75,018
TOTAL SHORT-TERM AND LONG-TERM DEBT	$ 89,184	$ 117,053

(a) On January 2, 2008, the Company and its Canadian, U.K. and material domestic subsidiaries entered into a First Amendment to its Amended and Restated Credit Agreement (the "2008 Senior Credit Facility") dated as of September 5, 2006 with its lending syndicate. The 2008 Senior Credit Facility provides a $230,000 five-year secured revolver. The facility consists of (i) a $170,000 revolving "A" loan (the "U.S. Revolver A"), (ii) a $50,000 multicurrency revolving "B" loan (the "U.S. Revolver B" and with the U.S. Revolver A, the "U.S. Facility"), and (iii) a Canadian dollar ("Cdn.") $9,800 revolving loan (corresponding to $10,000 in U.S. dollars as of the amendment closing date; availability expressed in U.S. dollars changes based on movement in the exchange rate between the Canadian dollar and U.S. dollar) (the "Canadian Facility"). In addition, the maturity date of the 2008 Senior Credit Facility was extended to January 2, 2013. The obligations of the U.K. subsidiary under the U.S. Revolver B are guaranteed by the Company and its material domestic subsidiaries (the "Guarantee Subsidiaries") pursuant to a U.K. Guarantee Agreement entered into by the Company and the Guarantee Subsidiaries on January 2, 2008.

The U.S. Facility is guaranteed by the material domestic subsidiaries of the Company and is secured by substantially all of the assets of the Company and its domestic subsidiaries. The obligations of the Company rank pari passu in right of payment with the Company's long-term notes. The U.S. Facility contains a letter of credit sub-facility providing for the issuance of letters of credit up to $20,000. Depending on the type of borrowing selected by the Company, the applicable interest rate for loans under the U.S. Facility is calculated as a per annum rate equal to (i) LIBOR plus a variable margin or (ii) "Base Rate", which is the greater of the U.S. prime rate or the federal funds effective rate plus 0.5%, plus a variable margin. The margin on LIBOR or Base Rate loans may fall or rise as set forth in the 2008 Senior Credit Facility depending on the Company's debt-to-capital ratio as calculated on a quarterly basis.

The Canadian Facility is guaranteed by the Company and is secured by substantially all of the assets of the Canadian subsidiary. The Canadian Facility provides for a letter of credit sub-facility providing for the issuance of letters of credit in an aggregate amount of up to Cdn. $2,000. Depending on the type of borrowing selected by the Canadian subsidiary, the applicable interest rate for loans under the Canadian Facility is calculated as a per annum rate equal to (i) for loans drawn in U.S. dollars, the rate plus a variable margin is the same as the U.S. Facility and (ii) for loans drawn in Canadian dollars, the applicable Canadian Deposit Offer Rate ("CDOR") rate for banker's acceptances of the applicable face value and tenor or the greater of (a) the Canadian prime rate or (b) the one-month CDOR rate plus 0.5%. The margin on the loans drawn under the Canadian Facility may fall or rise as set forth in the agreement depending on the Company's debt-to-total capital ratio as calculated on a quarterly basis.

The U.S. Facility and the Canadian Facility are each an asset-based loan with a borrowing base that fluctuates primarily with the Company's and the Canadian subsidiary's receivable and inventory levels.

The covenants and events of default contained in the 2008 Senior Credit Facility, including financial covenants, match those set forth in the Company's long-term note agreements. These covenants limit certain matters, including the incurrence of liens, the sale of assets, and mergers and consolidations, and include a maximum debt-to-working capital ratio, a maximum debt-to-total capital ratio and a minimum net worth provision. There is also a provision to release liens on the assets of the Company and all of its subsidiaries should the Company achieve an investment grade credit rating. The events of default include the failure to pay principal or interest when due, failure to comply with covenants and other agreements, defaults under other material debt instruments of the Company or its subsidiaries, certain judgments against the Company or its subsidiaries or events of bankruptcy involving the Company or its subsidiaries, the failure of the guarantees or security documents to be in full force and effect or a default under those agreements, or the Company's entry into a receivables securitization facility. Upon the occurrence of an event of default, the Company's obligations under the agreements may be accelerated.

The Company has classified U.S. Revolver A as short-term based on its ability and intent to repay amounts outstanding under this instrument within the next 12 months. U.S. Revolver B is classified as long-term as the Company's cash projections indicate that amounts outstanding under this instrument are not expected to be repaid within the next 12 months. Taking into consideration the most recent borrowing base calculation as of December 31, 2009, which reflects trade receivables, inventory, letters of credit and other outstanding secured indebtedness, the Company had availability of $54,264 under its U.S. Revolver A and $25,754 under its U.S. Revolver B. The Company's Canadian subsidiary had availability of approximately $9,354. The weighted average interest rate for borrowings under the U.S. Revolver A and U.S. Revolver B for the year ended December 31, 2009 was 2.07% and 1.78%, respectively. The weighted average interest rate for borrowings under the Canadian Revolver for the year ended December 31, 2009 was 3.46%.

(b) On November 17, 2005, the Company entered into a ten year note agreement (the "Note Agreement") with an insurance company and its affiliate pursuant to which the Company issued and sold $75,000 aggregate principal amount of the Company's 6.26% senior secured notes due in scheduled installments through November 17, 2015 (the "Notes"). On January 2, 2008, the Company and its material domestic subsidiaries entered into a Second Amendment with its insurance company and affiliate to amend the covenants on the Notes so as to be substantially the same as the 2008 Senior Credit Facility.

Interest on the Notes accrues at the rate of 6.26% annually, payable semi-annually. Per the Note Agreement, the interest rate on the Notes increased by 0.5% per annum to 6.76% on December 1, 2006. This rate will remain in effect until the Company achieves an investment grade credit rating on its senior indebtedness, at which time the interest rate on the Notes reverts back to 6.26%.

The Company's annual debt service requirements under the Notes, including annual interest payments, will approximate $10,223 to $10,572 per year. The Notes may not be prepaid without a premium.

The Notes are senior secured obligations of the Company and are pari passu in right of payment with the Company's other senior secured obligations, including the 2008 Senior Credit Facility. The Notes are secured, on an equal and ratable basis with the Company's obligations under the 2008 Senior Credit Facility, by first priority liens on all of the Company's and its U.S. subsidiaries' material assets and a pledge of all of the Company's equity interests in certain of its subsidiaries. The Notes are guaranteed by all of the Company's material U.S. subsidiaries.

c) A trade acceptance is a form of debt instrument having a definite maturity and obligation to pay and which has been accepted by an acknowledgement by the company upon whom it is drawn. At December 31, 2009, the Company had $8,720 in outstanding trade acceptances with varying maturity dates ranging up to 120 days. The weighted average interest rate was 2.28% for the year ended December 31, 2009.

d) The industrial revenue bonds are based on an adjustable rate bond structure and are backed by a letter of credit. The bonds were repaid upon maturity in November 2009.

Aggregate annual principal payments required on the Company's total long-term debt for each of the next five years and beyond are as follows:

2010	$ 7,778
2011	7,964
2012	8,216
2013	32,869
2014	9,061
2015 and beyond	9,576
Total debt	$ 75,464

Net interest expense reported on the consolidated statements of operations was reduced by interest income from investment of excess cash balances of $163 in 2009, $841 in 2008 and $400 in 2007.

The fair value of the Company's fixed rate debt as of December 31, 2009, including current maturities, was estimated to be between $46,000 and $48,000 compared to a carrying value of $50,026. The fair value of the fixed rate debt was determined using a market approach, which estimates fair value based on companies with similar credit quality and size of debt issuances. As of December 31, 2009, the estimated fair value of the Company's debt outstanding under its revolving credit facility is $25,600, assuming the current amount of debt outstanding at the end of the year was outstanding until the maturity of the Company's facility in January 2013. Although borrowings could be materially greater or less than the current amount of borrowings outstanding at the end of the year, it is not practical to estimate the amounts that may be outstanding during the future periods since there is no predetermined borrowing or repayment schedule. The estimated fair value of the Company's debt outstanding under its revolving credit facility is lower than the carrying value of $29,246 since the terms of this facility are more favorable than those that might be expected to be available in the current lending environment.

As of December 31, 2009 the Company remained in compliance with the covenants defined in its credit agreements.

(10) Share-based Compensation

The Company accounts for its share-based compensation arrangements by recognizing compensation expense for the fair value of the share awards granted ratably over their vesting period. The consolidated compensation cost recorded for the Company's share-based compensation arrangements was $1,370, $454 and $5,018 for 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $530, $177, and $1,957 in 2009, 2008 and 2007, respectively. All compensation expense related to share-based compensation arrangements is recorded in sales, general and administrative expense. The unrecognized compensation cost as of December 31, 2009 associated with all share-based payment arrangements is $1,027 and the weighted average period over which it is to be expensed is 1.4 years.

Restricted Stock, Stock Option and Equity Compensation Plans – The Company maintains certain long-term stock incentive and stock option plans for the benefit of officers, directors and other key management employees. A summary of the authorized shares under these plans is detailed below:

Plan Description	Authorized Shares
1995 Directors Stock Option Plan	188
1996 Restricted Stock and Stock Option Plan	938
2000 Restricted Stock and Stock Option Plan	1,200
2004 Restricted Stock, Stock Option and Equity Compensation Plan	1,350
2008 Restricted Stock, Stock Option and Equity Compensation Plan	2,000

In 2006, the Company began to utilize restricted stock to compensate non-employee directors and non-vested shares issued under the LTI Plans as its long-term incentive compensation method for officers and other key management employees. During 2009, the Company had LTI Plans in effect for years 2007, 2008 and 2009. Stock options may be granted in the future under certain circumstances when deemed appropriate by management and the Board of Directors.

Stock Options

The Company's stock options have been granted with an exercise price equal to the market price of the Company's stock on the date of the grant and have a contractual life of 10 years. Options generally vest in one to five years for executive and employee option grants and one year for options granted to directors. The Company generally issues new shares upon the exercise of stock options. A summary of the stock option activity under the Company's share-based compensation arrangements is shown below:

	Shares	Weighted Average Exercise Price
Stock options outstanding at January 1, 2009	246	$ 11.49
Expired	(7)	15.22
Stock options outstanding at December 31, 2009	239	11.37
Stock options vested or expected to vest as of December 31, 2009	239	

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was $0, $677 and $2,083, respectively. The total intrinsic value of options outstanding at December 31, 2009 is $894. As of December 31, 2009, stock options outstanding had a weighted average remaining contractual life of 3.7 years. There was no unrecognized compensation cost related to stock option compensation arrangements.

Restricted Stock

As of December 31, 2009, the unrecognized compensation cost associated with restricted stock is $827. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $1,392, $665 and $602, respectively. The fair value of the non-performance based restricted stock awards is established using the market price of the Company's stock on the date of grant.

A summary of the restricted stock activity is as follows:

Restricted Stock	Shares	Weighted-Average Grant Date Fair Value
Non-vested shares outstanding at January 1, 2009	68	$26.23
Granted	267	$8.14
Forfeited	(14)	$18.29
Vested	(59)	$25.21
Non-vested shares outstanding at December 31, 2009	262	$10.76
Non-vested shares expected to vest as of December 31, 2009	230	$11.21

In addition to the performance awards discussed below (see "Long-Term Incentive Plans" below), the Company's 2009 LTI Plan included issuance of approximately 187 shares of restricted stock. These shares of restricted stock cliff vest at the end of a three-year service period. Unless covered by a specific change-in-control or severance arrangement, individuals to whom shares of restricted stock have been granted must be employed by the Company at the end of the service period or the award will be forfeited. Compensation expense is recognized based on management's estimate of the total number of shares of restricted stock expected to vest at the end of the service period.

Deferred Compensation Plan

The Company maintains a Board of Director's Deferred Compensation Plan for directors who are not officers of the Company. Under this plan, directors have the option to defer payment of their retainer and meeting fees into either a stock equivalent unit account or an interest account. Disbursement of the interest account and the stock equivalent unit account can be made only upon a director's resignation, retirement or death, or otherwise as a lump sum or in installments on one or more distribution dates at the directors election made at the time of the election to defer compensation. Disbursement is generally made in cash, but the stock equivalent unit account disbursement may be made in common shares at the director's option. Fees deferred into the stock equivalent unit account are a form of share-based payment and are accounted for as a liability award which is re-measured at fair value at each reporting date. As of December 31, 2009, a total of 30 common share equivalent units are included in the director stock equivalent unit accounts. Compensation expense (benefit) related to the fair value re-measurement associated with this plan for the year-ended December 31, 2009, 2008 and 2007 was approximately $(90), $(396) and $41, respectively. The unrecognized compensation cost as of December 31, 2009 associated with directors deferred compensation is $200.

Long-Term Incentive Plans

The Company maintains LTI Plans for officers and other key management employees. Under the LTI Plans, selected officers and other key management employees are eligible to receive share-based awards. Final award vesting and distribution of performance awards granted under the LTI Plans are determined based on the Company's actual performance versus the target goals for a three-year consecutive period (as defined in the 2007, 2008 and 2009 Plans, respectively). Partial awards can be earned for performance less than the target goal, but in excess of minimum goals; and award distributions twice the target can be achieved if the maximum goals are met or exceeded. The performance goals are three-year cumulative net income and average return on total capital for the same three-year period. Unless covered by a specific change-in-control or severance arrangement, individuals to whom performance awards have been granted under the LTI Plans must be employed by the Company at the end of the performance period or the performance award will be forfeited, unless the termination of employment was due to death, disability or retirement. Compensation expense recognized is based on management's expectation of future performance compared to the pre-established performance goals. If the performance goals are not expected to be met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

2005 Plan – Based on the actual results of the Company for the three-year period ended December 31, 2007, the maximum number of shares (724) was earned under the 2005 Plan. During the first quarter of 2008, 483 shares were issued to participants at a market price of $25.13 per share. The remaining 241 shares were withheld to fund required withholding taxes. The excess tax benefit recorded to additional paid-in capital as a result of the share issuance was $2,665.

The status of the active LTI Plans as of December 31, 2009 is summarized below:

Plan Year	Grant Date Fair Value	Estimated Number of Performance Shares to be Issued	Maximum Number of Performance Shares that could Potentially be Issued
2007	$25.45 - $34.33	—	174
2008	$22.90 - $28.17	—	366
2009	$5.66	—	708

(11) Common and Preferred Stock

In November 2002, the Company's largest stockholder purchased through a private placement $12,000 of eight percent cumulative convertible preferred stock. The initial conversion price of the preferred stock was $6.69 per share. At the time of the purchase, the shareholder, on an as-converted basis, increased its holdings and voting power in the Company by approximately five percent. The terms of the preferred stock included: the participation in any dividends on the common stock, subject to a minimum eight-percent dividend; voting rights on an as-converted basis and customary anti-dilution and preemptive rights.

In May 2007, the Company completed a secondary public offering of 5,000 shares of its common stock at $33.00 per share. Of these shares, the Company sold 2,348 plus an additional 652 to cover over-allotments. Selling stockholders sold 2,000 shares. Concurrent with the secondary equity offering, the sole selling preferred stockholder opted to convert all preferred stock into common stock and the converted common stock was subsequently included in the secondary offering by the selling preferred stockholder.

The Company realized net proceeds from the equity offering of $92,883. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

(12) Commitments and Contingent Liabilities

As of December 31, 2009, the Company had $2,791 of irrevocable letters of credit outstanding which primarily consisted of $2,141 for compliance with the insurance reserve requirements of its workers' compensation insurance carrier.

The Company is a defendant in several lawsuits arising from the operation of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of the management, based on current knowledge, that no uninsured liability will result from the outcome of this litigation that would have a material adverse effect on the consolidated results of operations, financial condition or cash flows of the Company.

(13) Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reported in the consolidated balance sheets as of December 31, 2009 and 2008 was comprised of the following:

	2009	2008
Foreign currency translation (losses) gains	$ (3,214)	$ (5,793)
Unrecognized pension and postretirement benefit costs, net of tax	(10,314)	(5,669)
Total accumulated other comprehensive (loss) income	$ (13,528)	$ (11,462)

(14) Selected Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
Net sales	$ 252,244	$ 195,103	$ 183,960	$ 181,331
Gross profit (a)	33,722	18,275	14,980	3,390
Net income (loss)	480	(5,521)	(6,337)	(15,525)
Basic earnings (loss) per share	$ 0.02	$ (0.24)	$ (0.28)	$ (0.68)
Diluted earnings (loss) per share	$ 0.02	$ (0.24)	$ (0.28)	$ (0.68)
Common stock dividends declared	$ 0.06	$ —	$ —	$ —
2008				
Net sales	$ 393,479	$ 397,115	$ 388,898	$ 321,544
Gross profit (a)	57,799	53,761	55,004	32,979
Net income (loss)	13,814	11,251	11,478	(53,625)
Basic earnings (loss) per share	$ 0.62	$ 0.50	$ 0.51	$ (2.37)
Diluted earnings (loss) per share	$ 0.62	$ 0.49	$ 0.50	$ (2.37)
Common stock dividends declared	$ 0.06	$ 0.06	$ 0.06	$ 0.06

(a) Gross profit equals net sales minus cost of materials, warehouse, processing, and delivery costs and less depreciation and amortization expense.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of A.M. Castle & Co.
Franklin Park, Illinois

We have audited the accompanying consolidated balance sheets of A.M. Castle & Co. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flow for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of A.M. Castle & Co. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Chicago, Illinois
March 12, 2010

Kreher Steel Company, LLC and Subsidiaries
CONSOLIDATED BALANCE SHEETS
December 31,

ASSETS	2009	2008
Current assets		
Cash	$ 3,934,250	$ 2,821,707
Accounts receivable (net of allowance for doubtful accounts of approximately $1,308,000 in 2009 and $980,000 in 2008)	15,678,678	19,818,403
Inventory, net	30,090,474	41,187,729
Deferred taxes	67,793	94,853
Prepaid expenses and other current assets	832,906	626,887
Total current assets	50,604,101	64,549,579
Property and equipment		
Land and building	10,261,955	10,261,955
Machinery and equipment	10,222,135	10,132,795
Furniture, fixtures and office equipment	1,644,648	1,595,975
Automobiles and trucks	673,517	597,116
Leasehold improvements	1,450,728	1,440,950
Construction in progress	102,052	118,675
	24,355,035	24,147,466
Less accumulated depreciation and amortization	11,154,899	9,560,391
Property and equipment, net	13,200,136	14,587,075
Deferred financing costs, net of amortization	154,559	171,036
Goodwill	3,525,247	3,467,589
Intangible assets, net	711,849	889,341
Other assets	69,042	69,043
	$ 68,264,934	$ 83,733,663

Kreher Steel Company, LLC and Subsidiaries
CONSOLIDATED BALANCE SHEETS - CONTINUED
December 31,

LIABILITIES AND MEMBERS' CAPITAL	2009	2008
Current liabilities		
Revolving line of credit	$ 2,000,000	$ 16,742,000
Current portion of long-term debt	360,000	350,000
Accounts payable	15,454,716	14,626,491
Accrued expenses	2,037,709	3,145,453
Total current liabilities	19,852,425	34,863,944
Deferred taxes, non-current	572,139	502,350
Long-term debt, less current portion	2,565,000	2,925,000
Members' capital	45,275,370	45,442,369
	$ 68,264,934	$ 83,733,663

Kreher Steel Company, LLC and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31,

	2009	2008	2007
Sales	$ 108,962,595	$ 221,753,376	$ 164,297,352
Cost of sales	96,729,967	184,200,748	137,594,872
Gross profit	12,232,628	37,552,628	26,702,480
Operating expenses			
Selling	5,073,960	7,498,339	5,813,848
General and administrative	6,611,907	9,501,864	7,630,401
Total operating expenses	11,685,867	17,000,203	13,444,249
Income from operations	546,761	20,552,425	13,258,231
Interest expense	270,460	992,278	1,458,732
Interest income	(930)	(14,667)	(64,452)
Other income	(210,973)	(222,871)	(153,932)
Net income before taxes	488,204	19,797,685	12,017,883
(Benefit) provision for income taxes	(314,827)	2,103,369	1,371,000
NET INCOME	$ 803,031	$ 17,694,316	$ 10,646,883

Kreher Steel Company, LLC and Subsidiaries
CONSOLIDATED STATEMENT OF MEMBERS' CAPITAL
Three years ended December 31, 2009

Balance at January 1, 2007, 400 units	$ 26,098,871
Net income	10,646,883
Distributions	(3,089,090)
Balance at December 31, 2007, 400 units	33,656,664
Net income	17,694,316
Distributions	(5,908,611)
Balance at December 31, 2008, 400 units	45,442,369
Net income	803,031
Distributions	(970,030)
Balance at December 31, 2009, 400 units	$ 45,275,370

Kreher Steel Company, LLC and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2009	2008	2007
Cash flows from operating activities			
Net income	$ 803,031	$ 17,694,316	$ 10,646,883
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,830,044	1,597,068	1,235,551
Deferred taxes	96,849	91,297	-
Bad debt expense	326,291	321,903	(92,783)
Gain on retirement of property and equipment	-	(8,000)	(7,500)
Changes in assets and liabilities, net of assets and liabilities acquired in business acquisition			
Accounts receivable	3,813,434	(2,024,864)	(1,394,962)
Inventory	11,097,255	(4,638,275)	(7,856,257)
Prepaid expenses and other assets	(263,676)	(220,351)	30,339
Accounts payable	828,225	724,075	(2,599,372)
Accrued expenses	(1,107,744)	(2,549)	365,939
Net cash provided by operating activities	17,423,709	13,534,620	327,838
Cash flows from investing activities			
Purchases of Special Metals, Inc., net of cash acquired			(4,311,853)
Purchase of property and equipment	(249,136)	(2,627,651)	(3,686,845)
Proceeds from sale of property and equipment	-	8,000	7,500
Net cash used in investing activities	(249,136)	(2,619,651)	(7,991,198)
Cash flows from financing activities			
Net (decrease) increase in line of credit	(14,742,000)	(3,188,000)	9,611,326
Repayment of long-term debt	(350,000)	(340,000)	(760,000)
Decrease in restricted cash	-	310,588	2,393,648
Distributions to members	(970,030)	(5,908,611)	(3,089,090)
Net cash (used in) provided by financing activities	(16,062,030)	(9,126,023)	8,155,884
Net increase in cash	1,112,543	1,788,946	492,524
Cash at beginning of year	2,821,707	1,032,761	540,237
Cash at end of year	$ 3,934,250	$ 2,821,707	$ 1,032,761
Supplemental disclosures of cash flow information			
Cash paid (received) during the year for			
Interest	$ 207,159	$ 1,011,020	$ 1,423,837
Income taxes, net of refunds	(5,001)	2,242,574	1,329,089
Purchase price adjustment from the acquisition of Special Metals, Inc. to increase goodwill and decrease prepaid income taxes	$ 57,658	$ -	$ -
Purchase price adjustment from the acquisition of Special Metals, Inc. to increase goodwill and deferred tax liability	$ -	$ 355,736	$ -

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Company
Kreher Steel Company, LLC and Subsidiaries (the "Company") was formed as a limited liability company ("LLC") on January 11, 1996, and commenced business on May 1, 1996. The LLC members' initial contribution consisted of the net assets of Kreher Steel Co., Inc.

The Company is a national distributor and processor of carbon and alloy steel bar products. The Company has locations throughout the United States and primarily sells in the vicinity of these locations.

Principles of Consolidation
The Company's financial statements are presented on a consolidated basis and include its wholly-owned subsidiaries, Kreher Wire Processing, Inc. and Special Metals, Inc. Special Metals, Inc.'s balances are included since April 2, 2007 (date of acquisition). All intercompany transactions and balances have been eliminated.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Shipping and Handling Fees
For the years ended December 31, 2009, 2008 and 2007, shipping and handling costs billed to customers amounted to approximately $506,000, $1,342,000 and $1,114,000, respectively, and were included in cost of goods sold.

Financial Instruments and Risk Management
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits and trade receivables. Cash accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. At December 31, 2009 and 2008, the Company had approximately $3,023,000 and $1,867,000 in excess of FDIC insured limits, respectively.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different businesses and geographic areas. At December 31, 2009 and 2008, there were no individual customers that made up more than 10% of consolidated sales.

The Company's financial instruments include cash and cash equivalents, notes receivable, accounts receivable, accounts payable and notes payable. The carrying value of the cash and cash equivalents approximates their fair value based on quoted market prices. The carrying amount of accounts receivable, notes receivable, accounts payable and notes payable approximates fair value due to their short-term nature and variable interest rates paid.

Prices for steel fluctuate based on worldwide production and, as a result, the Company is subject to the risk of future changing market prices. Furthermore, the Company purchased approximately 9%, 7% and 18% of its inventory from foreign suppliers for the years ended December 31, 2009, 2008 and 2007, respectively.

Inventory
Inventory is valued at the lower of cost or market. Cost is determined by the specific identification method. The Company provides a reserve for obsolete and slow-moving inventory. As of December 31, 2009 and 2008, the reserve for obsolete and slow-moving inventory was approximately $1,245,000 and

$508,000, respectively. In 2009 and 2008, the Company provided for a lower of cost or market adjustment as the price of steel fluctuated significantly during those periods. As of December 31, 2009 and 2008, the reserve for the lower of cost or market was approximately $420,000 and $491,000, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method and the estimated useful lives of the property and equipment. Depreciation of leasehold improvements is based on the estimated useful life or the term of the lease, whichever is shorter. The Company uses an accelerated method of depreciation for tax purposes. Depreciation expense for December 31, 2009, 2008 and 2007, was $1,636,075, $1,402,811 and $1,102,385, respectively.

Depreciable lives by asset classification are as follows:

Asset description	Life
Furniture and fixtures	5 - 7 years
Office equipment	5 - 7 years
Machinery and equipment	7 - 10 years
Automobiles and trucks	3 - 5 years
Building and leasehold improvements	7 - 35 years

Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized. Upon sale or retirement, the related cost and accumulated depreciation or amortization are removed from the respective accounts, and any resulting gain or loss is included in operations.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. No triggering events were identified during the year, which would require an impairment analysis. Additionally, no assets were held for disposal as of December 31, 2009 or 2008.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price paid over the fair values of net assets acquired and liabilities assumed in the Company's acquisitions.

Intangible assets include non-competition agreements and non-contractual customer relationships. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections. Intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of intangible assets was between two and six years as of December 31, 2009.

The Company evaluates the recoverability of identifiable assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, a significant decrease in the market value of the asset, a significant adverse change in the extent or manner in which an asset is used or an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. No events or changes in circumstances were identified during the year that required an impairment analysis.

Revenue Recognition
Revenues from product sales are recognized at the time the product is shipped. The Company does not have any sales with destination shipping terms. The Company maintains reserves for potential losses on receivables and credits from its customers, and these losses have not exceeded management's expectations.

Accounts Receivable
Credit is extended based upon an evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days of the negotiated terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Economic Dependency - Major Suppliers
During the years ended December 31, 2009, 2008 and 2007, the Company purchased approximately 52%, 43% and 66%, respectively, of its materials from five suppliers.

Deferred Financing Costs
Deferred financing costs are amortized over the life of the underlying credit agreement or the expected remaining life of the underlying credit agreement.

Income Taxes
As an LLC, the Company is not subject to Federal and state income taxes, and its income or loss is allocated to and reported in the tax returns of its members. Accordingly, no liability or provision for Federal and state income taxes attributable to the LLC's operations is included in the accompanying financial statements. The Company provides for income taxes for its wholly-owned subsidiaries, Kreher Wire Processing, Inc. and Special Metals, Inc., which are subject to Federal and state income taxes as they are structured as C Corporations.

On January 1, 2008, the Company adopted a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2009 and 2008, the Company determined that there are no tax positions with a more than 50% likelihood of being realized upon settlement.

Advertising Costs
Advertising costs are charged to expense when the advertisement is first communicated. The Company expensed advertising costs of approximately $30,000, $121,000 and $101,000 in 2009, 2008 and 2007, respectively.

NOTE B - INTANGIBLE ASSETS AND GOODWILL

Intangible assets are amortized using the straight-line method, using the weighted-average useful life, and are as follows at December 31, 2009:

Asset description	Weighted-average useful life
Non-competition agreement	4 years
Non-contractual customer relationships	8 years

Management is required to evaluate goodwill and intangible assets with indefinite lives for impairment on an annual basis. The Company will test for impairment using a two-step process that involves (1) comparing the estimated fair value or the reporting unit to its net book value and (2) comparing the estimated implied fair value of goodwill and intangible assets to its carrying value. Goodwill and intangible assets were valued on the date of the acquisition. As of December 31, 2009, there was no impairment of the goodwill or intangible assets acquired.

The following is a summary of intangible assets at December 31:

	2009	2008
Intangible assets		
Finite life		
Non-compete agreements	$ 220,000	$ 220,000
Non-contractual customer relationships	980,000	980,000
	1,200,000	1,200,000
Less accumulated amortization	488,151	310,659
Net intangible assets	$ 711,849	$ 889,341

Amortization expense related to identifiable intangible assets was $177,492 for the years ended December 31, 2009 and 2008 and $133,167 for the year ended December 31, 2007. Estimated annual amortization expense as of December 31, 2009, is a follows:

Years ending December 31,	
2010	$177,492
2011	136,245
2012	122,496
2013	122,496
2014	122,496
Thereafter	30,624

During 2009, the Company settled certain tax positions on behalf of Special Metals, Inc. that were in place prior to the acquisition. This resulted in an adjustment to goodwill and accrued income tax liability. During 2008, the Company completed its purchase price allocation for the acquisition. This resulted in an adjustment to goodwill and deferred tax liability of $355,736.

The changes in carrying balance of goodwill during the year ended December 31, 2009, are as follows:

Balance as of January 1, 2008	$3,111,853
Plus purchase price adjustment	355,736
Balance as of December 31, 2008	3,467,589
Plus final purchase price adjustment	57,658
Balance as of December 31, 2009	$3,525,247

NOTE C - TRANSACTIONS WITH AFFILIATES

Included in accounts receivable at December 31, 2009, was approximately $25,000 due from companies related through common ownership. In 2008, there were no amounts recorded in accounts receivable related to common ownership.

Included in accounts payable at December 31, 2009 and 2008, was approximately $65,000 and $45,000, respectively, due to companies related through common ownership.

Sales to and purchases from companies related through common ownership for the year ended December 31, 2009, were approximately $123,000 and $1,684,000, respectively, for the year ended December 31, 2008, were approximately $1,598,000 and $668,000, respectively, and for the year ended December 31, 2007 were approximately $667,700 and $7,835,100, respectively.

NOTE D - ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the Company's allowance for doubtful accounts are as follows at December 31:

	2009	2008
Beginning balance	$ 980,000	$690,000
Bad debt expense	326,291	321,903
Recoveries	7,414	7,289
Accounts written off	(5,578)	(39,192)
Total allowance for doubtful accounts	$1,308,127	$980,000

NOTE E - NOTES PAYABLE

Notes payable as of December 31, 2009 and 2008, are as follows:

	2009	2008
Revolving lines of credit	$2,000,000	$16,742,000
Michigan Strategic Fund Limited Obligation Revenue Bonds (2000)	$1,085,000	$ 1,145,000
Michigan Strategic Fund Limited Obligation Revenue Bonds (2006)	1,840,000	2,130,000
Total notes payable	2,925,000	3,275,000
Current portion of long-term debt	360,000	350,000
Long-term debt	$2,565,000	$ 2,925,000

In April 2004, the Company entered into a note payable agreement. The note payable consists of advances on a revolving line of credit, with maximum availability of $25,000,000, with the option of extending the credit to $40,000,000, through April 2009. In May 2007, the Company took that option and refinanced its $25,000,000 secured revolving credit agreement from an asset-based loan to a commercial-based loan, which can be increased to $40,000,000 in $5,000,000 increments. In April 2008, the Company increased the revolving credit to $30,000,000. The Company decreased the revolving credit to $20,000,000 in September 2009. The interest charged on the loan is divided into the LIBOR portion and the prime rate portion.

There is no balance outstanding on the LIBOR portion at December 31, 2009. There is a balance of $2,000,000 outstanding on the prime rate portion at a rate of 2.625% (prime minus 0.625%) at December 31, 2009. The outstanding balance on the LIBOR portion was $16,000,000 at December 31, 2008. There was no outstanding balance on the prime rate portion at December 31, 2008. The loan is secured by the Company's receivables, inventory and fixed assets and expires in September 2014.

In May 2007, the Company's subsidiary, Special Metals, Inc., also entered into a commercial-based loan for $5,000,000, which can be increased to $10,000,000 in $1,000,000 increments. The interest charged on the loan is divided into the LIBOR portion and the prime rate portion. There is no balance outstanding on the prime portion at December 31, 2009, and there is $742,000 outstanding on the prime portion at December 31, 2008. There is no outstanding balance on the LIBOR rate portion in 2009 or 2008. The loan is secured by the Company's receivables, inventory and fixed assets and expires in May 2012.

The Company is in compliance with all covenants related to the revolving credit agreements and all other notes payable.

In 2000, the Company's subsidiary, Kreher Wire Processing, Inc., obtained a Michigan Strategic Fund Limited Obligation Revenue Bond for $4,900,000. Interest is charged at a variable rate as defined in the agreement. The interest rate as of December 31, 2009 and 2008, was 0.45% and 1.40%, respectively. The Company makes monthly interest payments and annual principal and debt service payments. The Company is also required to make annual payments for the letter of credit fee. The bonds mature on May 1, 2016.

In 2006, Kreher Wire Processing, Inc. obtained a Michigan Strategic Fund Limited Obligation Revenue Bond for $2,695,000. Interest is charged at a variable rate as defined in the agreement. The interest rate as of December 31, 2009 and 2008, was 0.45% and 1.40%, respectively. The Company makes monthly interest payments and annual principal and debt service payments. The Company is also required to make quarterly payments for the letter of credit fee. The bonds mature on October 1, 2021.

Maturities of notes payable at December 31, 2009, are as follows:

Years ending December 31,	
2010	$ 360,000
2011	370,000
2012	170,000
2013	180,000
2014	195,000
Thereafter	1,650,000
Total	$2,925,000

NOTE F - INCOME TAXES

As an LLC, the Company is not subject to Federal and state income taxes and its income or loss is allocated to and reported in the tax returns of its members. The Company provides for income taxes for its wholly-owned subsidiaries, Kreher Wire Processing, Inc. and Special Metals, Inc., which are subject to Federal and state income taxes.

The tax effect of temporary differences that give rise to deferred tax assets and liabilities, as of December 31 are as follows:

	2009	2008
Deferred tax assets		
Accounts receivable and inventory reserves	$ 67,793	$ 94,853
Total deferred tax assets	67,793	94,853
Deferred tax liabilities		
Amortization of intangibles	(284,739)	(355,736)
Depreciation and other	(287,400)	(146,614)
Total deferred tax liabilities	(572,139)	(502,350)
Total net deferred tax liabilities	$(504,346)	$(407,497)

The net current and non-current components of the deferred income taxes recognized in the balance sheets at December 31 are as follows:

	2009	2008
Net current assets	$ 67,793	$ 94,853
Net long-term liabilities	(572,139)	(502,350)
Total deferred tax (liabilities) assets	$(504,346)	$(407,497)

Income tax (benefit) expense consists of the following components as of December 31:

	2009	2008	2007
Current			
Federal	$(405,518)	$1,772,096	$1,173,106
State	(6,158)	239,976	197,894
Deferred	96,849	91,297	-
Total income tax (benefit) expense	$(314,827)	$2,103,369	$1,371,000

The differences between the Federal statutory rate of 34% and the effective rate are due to state income taxes, permanent deductions and settlement of prior returns related to the acquisition. The total effective rate of the subsidiaries at December 31, 2009, 2008 and 2007, was (64.4%), 10.6% and 38.4%, respectively.

NOTE G – COMMITMENTS

Rental Commitments

The Company leases certain equipment and warehouse space under operating lease obligations with rent escalation clauses for the warehouse space only. Accordingly, the Company has recorded these lease obligations on a straight-line basis and recorded deferred rent of $180,236 and $205,627 for the years ended December 31, 2009 and 2008, respectively. Rent expense for the years ended December 31, 2009, 2008 and 2007, was approximately $899,000, $742,000 and $273,300, respectively. The following shows minimum future rental payments for the next five years under these obligations:

Years ending December 31,	
2010	$682,537
2011	573,272
2012	480,318
2013	356,682
2014 and thereafter	-

Self-Insurance

The Company's group health insurance plan is a partially self-funded plan under which the Company is self-insured to a maximum of $50,000 per individual per year. The maximum Company responsibility is approximately $1,500,000 per year for the group as a whole. During 2009, 2008 and 2007, the Company paid approximately $743,000, $1,213,000 and $1,068,000, respectively, under this plan.

The Company also maintains a fully insured health insurance plan at one of its wholly-owned subsidiaries. Approximately $399,000, $346,000 and $222,000, respectively, were expensed for this plan during 2009, 2008 and 2007.

NOTE H - EMPLOYEE BENEFIT PLAN

The Company maintains a qualified plan under Section 401(k) of the Internal Revenue Code. This plan is available for all employees who have completed one year or more of continuous service. The plan allows employees to contribute an annual limit of the lesser of 60% of eligible compensation or $16,500 (the Federal limit for 2009). The Company will match contributions at the discretion of management. The Company has a non-discretionary match of 50%, up to 6% of what employees elect. The Company also has a profit-sharing match of $500 per participant, which is discretionary. This discretionary match was not paid in 2009 but was paid in 2008 and 2007. Participants are fully vested at all times in their contributions and become fully vested in the Company's contributions over a defined period. The plan is responsible for costs associated with its administration. Approximately $119,000, $187,000 and $196,000 were charged to expense for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company also maintains a qualified plan under Section 401(k) of the Internal Revenue Code at a wholly-owned subsidiary. This plan is available for all employees who have completed one year or more of continuous service. The plan allows employees to contribute an annual limit of $16,500 (the Federal limit for 2009). The Company will match contributions at the discretion of management. The Company also has a discretionary profit-sharing contribution. Participants are fully vested in all contributions. The plan is responsible for costs associated with its administration. During 2009, 2008 and 2007, respectively, approximately $50,000, $180,000 and $112,500 were charged to expense.

NOTE I - CONTINGENCIES

The Company is subject to various legal proceedings that have arisen in the normal course of business. In the opinion of management, these actions, when concluded and determined, will not have a material adverse effect on the financial position or operations of the Company.

NOTE J - MEMBERS' CAPITAL

The Company is a single-member LLC and shall continue until December 31, 2045.

NOTE K - SUBSEQUENT EVENTS

The Company evaluated its December 31, 2009 financial statements for subsequent events through February 19, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Kreher Steel Company, LLC

We have audited the accompanying consolidated balance sheets of Kreher Steel Company, LLC (a Delaware limited liability company) and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, members' capital and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kreher Steel Company, LLC and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
GRANT THORNTON LLP

Chicago, Illinois
February 19, 2010

ITEM 9 — *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A — *Controls & Procedures*

Disclosure Controls and Procedures

A review and evaluation was performed by the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Security Exchange Act of 1934). Based upon that review and evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

(a) Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the Securities Exchange Act of 1934 rule 240.13a-15(f). The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company, under the direction of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2009 based upon the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as the Internal Control - Integrated Framework.

Based on our evaluation under the framework in Internal Control — Integrated Framework, the Company's management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report included in Item 9A of this annual report.

(b) Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of A.M. Castle & Co.
Franklin Park, Illinois

We have audited the internal control over financial reporting of A.M. Castle & Co. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated March 12, 2010, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Chicago, Illinois
March 12, 2010

(c) Change in Internal Control Over Financial Reporting

An evaluation was performed by the Company's management, including the CEO and CFO, of any changes in internal controls over financial reporting that occurred during the last fiscal quarter and that materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. That evaluation did not identify any change in the Company's internal control over financial reporting that occurred during the latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B — *Other Information*

None.

PART III

ITEM 10 — *Directors, Executive Officers and Corporate Governance*

Information regarding our executive officers is included under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. All additional information required to be filed in Part III, Item 10, Form 10-K, has been included in the Definitive Proxy Statement dated March 22, 2010 to be filed with the Securities and Exchange Commission, pursuant to Regulation 14A entitled "Proposal 1- Election of Directors," "Certain Governance Matters," and "Section 16(A) Beneficial Ownership Reporting Compliance," and is hereby incorporated by this specific reference.

ITEM 11 — *Executive Compensation*

All information required to be filed in Part III, Item 11, Form 10-K, has been included in the Definitive Proxy Statement dated March 22, 2010 to be filed with the Securities and Exchange Commission, pursuant to Regulation 14A entitled "Compensation Discussion and Analysis," "Report of the Human Resources Committee," "Compensation Committee Interlocks and Insider Participation," "Non-Employee Director Compensation," and "Executive Compensation and Other Information" and is hereby incorporated by this specific reference.

ITEM 12 — *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required to be filed in Part III, Item 12, Form 10-K, has been included in the Definitive Proxy Statement dated March 22, 2010 to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, entitled "Stock Ownership of Nominees, Management and Principal Stockholders" and "Equity Compensation Plan Information" and is hereby incorporated by this specific reference.

ITEM 13 — *Certain Relationships and Related Transactions, and Director Independence*

All information required to be filed in Part III, Item 13, Form-10K, has been included in the Definitive Proxy Statement dated March 22, 2010 to be filed with the Securities and Exchange Commission pursuant to Regulation 14A entitled "Related Party Transactions" and "Director Independence; Financial Experts" and is hereby incorporated by this specific reference.

ITEM 14 — *Principal Accountant Fees and Services*

All information required to be filed in Part III, Item 14, Form 10-K, has been included in the Definitive Proxy Statement dated March 22, 2010 to be filed with the Securities and Exchange Commission, pursuant to Regulation 14A entitled "Audit and Non-Audit Fees" and "Pre-approval Policy for Audit and Non-Audit Services" and is hereby incorporated by this specific reference.

PART IV

ITEM 15 — *Exhibits and Financial Statement Schedules*

A. M. Castle & Co.
Index To Financial Statements and Schedules

The following exhibits are filed herewith or incorporated by reference.

Exhibit Number	Description of Exhibit
2.1	Stock Purchase Agreement dated as of August 12, 2006 by and among A. M. Castle & Co. and Transtar Holdings #2, LLC. Filed as Exhibit2.1 to Form 8-K filed August 17, 2006. Commission File No. 1-5415.
3.1	Articles of Incorporation of the Company. Filed as Appendix D to Proxy Statement filed March 23, 2001. Commission File No. 1-5415.
3.2	By-Laws of the Company as amended on July 23, 2009. Filed as Exhibit 3.2 to Quarterly Report on Form 10-Q for the period ended June 30, 2009, which was filed on July 30, 2009. Commission File No. 1-5415.
3.3	Articles Supplementary of the Company. Filed as Exhibit 3.3 to Form 8-K filed on July 29, 2009. Commission File No. 1-5415.
4.1	Note Agreement dated November 17, 2005 for 6.26% Senior Secured Note Due November 17, 2005 between the Company as issuer and the Prudential Insurance Company of American and Prudential Retirement Insurance and Annuity Company as Purchasers. Filed as Exhibit 10 to Form 8-K filed November 21, 2005. Commission File No. 1-5415.
4.2	Amendment No. 1 to Note Agreement, dated September 5, 2006, between the Company and The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company Amendment. Filed as Exhibit 10.16 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
4.3	Amendment No. 2 to Note Agreement, dated January 2, 2008, between the Company and The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company Amendment. Filed as Exhibit 10.14 to Form 8-K filed January 4, 2008. Commission File No. 1-5415.
4.4	Amended and Restated Credit Agreement, dated September 5, 2006, by and between A. M. Castle & Co. and Bank of America, N.A., as U.S. Agent, Bank of America, N.A., Canada Branch, as Canadian Agent, JPMorgan Chase Bank, N.A. as Syndication Agent and LaSalle Business Credit, LLC as Documentation Agent. Filed as Exhibit 10.11 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
4.5	First Amendment to Credit Agreement, dated January 2, 2008, by and between A. M. Castle & Co., A.M. Castle & Co. (Canada) Inc., A.M. Castle Metals UK, Limited, certain subsidiaries of the Company, the lenders party thereto, Bank of America, N.A.. as U.S. Agent and Bank of America, N.A., Canada Branch, as Canadian Agent. Filed as Exhibit 10.11 to Form 8-K filed January 4, 2008. Commission File No. 1-5415.
4.6	Guarantee Agreement, dated September 5, 2006, by and between the Company and the Guarantee Subsidiaries. Filed as Exhibit 10.12 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
4.7	U.K. Guarantee Agreement, dated January 2, 2008, by the Company and the Guarantee Subsidiaries. Filed as Exhibit 10.12 to Form 8-K filed January 4, 2008. Commission File No. 1-5415.
4.8	Amended and Restated Collateral Agency and Intercreditor Agreement, dated September 5, 2006 by and among A.M. Castle & Co., Bank of America, N.A., as Collateral Agent, The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company and The Northern Trust Company. Filed as Exhibit 10.13 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.

Exhibit Number	Description of Exhibit
4.9	First Amendment to Amended and Restated Collateral Agency and Intercreditor Agreement, dated January 2, 2008 by and among A.M. Castle & Co., Bank of America, N.A., as Collateral Agent, The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company and The Northern Trust Company. Filed as Exhibit 10.13 to Form 8-K filed January 4, 2008. Commission File No. 1-5415.
4.10	Amended and Restated Security Agreement, dated September 5, 2006, among the Company and the Guarantee Subsidiaries. Filed as Exhibit 10.14 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
4.11	Guarantee Agreement, dated September 5, 2006, by and between the Company and Canadian Lenders and Bank of America, N.A. Canadian Branch, as Canadian Agent. Filed as Exhibit 10.15 to Form 8-K filed September 8, 2006. Commission File No. 1-5415.
	Instruments defining the rights of holders of other unregistered long-term debt of A.M. Castle & Co. and its subsidiaries have been omitted from this exhibit index because the amount of debt authorized under any such instrument does not exceed 10% of the total assets of the Registrant and its consolidated subsidiaries. The Registrant agrees to furnish a copy of any such instrument to the Commission upon request.
10.1*	A.M. Castle & Co. Non-Employee Director Restricted Stock Award Agreement. Filed as Exhibit 10.1 to Form 8-K filed April 27, 2009. Commission File No. 1-5415.
10.2*	Employment/Non-Competition Agreement with Company's President and CEO dated January 26, 2006. Filed as Exhibit 10.4 to Annual Report on Form 10-K for the period ended December 31, 2005, which was filed on March 31, 2006. Commission File No. 1-5415.
10.3*	Change in Control Agreement with Company's President and CEO dated January 26, 2006. Filed as Exhibit 10.3 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.4*	Form of Severance Agreement which is executed with all executive officers, except the CEO. Filed as Exhibit 10.4 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.5*	Form of Change of Control Agreement which is executed with all executive officers. Filed as Exhibit 10.5 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.6*	A. M. Castle & Co. 1995 Director Stock Option Plan. Filed as Exhibit A to Proxy Statement filed March 7, 1995. Commission File No. 1-5415.
10.7*	A. M. Castle & Co. 1996 Restricted Stock and Stock Option Plan. Filed as Exhibit A to Proxy Statement filed March 8, 2006. Commission File No. 1-5415.
10.8*	A. M. Castle & Co. 2000 Restricted Stock and Stock Option Plan. Filed as Appendix B to Proxy Statement filed March 23, 2001. Commission File No. 1-5415.
10.9*	A. M. Castle & Co. 2004 Restricted Stock, Stock Option Plan and Equity Compensation Plan. Filed as Exhibit D to Proxy Statement filed March 12, 2004. Commission File No. 1-5415.
10.10*	A. M. Castle & Co. 2008 Restricted Stock, Stock Option Plan and Equity Compensation Plan, amended and restated as of March 5, 2009. Filed as Exhibit 10.10 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.

Exhibit Number	Description of Exhibit
10.11*	Form of Restricted Stock Award Agreement under A. M. Castle & Co. 2008 Restricted Stock, Stock Option Plan and Equity Compensation Plan. Filed as Exhibit 10.11 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.12*	Form of Performance Share Award Agreement under A. M. Castle & Co. 2008 Restricted Stock, Stock Option Plan and Equity Compensation Plan. Filed as Exhibit 10.12 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.13*	A. M. Castle & Co. Directors Deferred Compensation Plan, as amended and restated as of October 22, 2008. Filed as Exhibit 10.13 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.14*	A. M. Castle & Co. Supplemental 401(k) Savings and Retirement Plan, as amended and restated, effective as of January 1, 2009. Filed as Exhibit 10.14 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.15*	A. M. Castle & Co. Supplemental Pension Plan, as amended and restated, effective as of January 1, 2009. Filed as Exhibit 10.15 to Annual Report on Form 10-K for the period ended December 31, 2008, which was filed on March 12, 2009. Commission File No. 1-5415.
10.16*	First Amendment to the A. M. Castle & Co. Supplemental 401(k) Savings and Retirement Plan, executed April 15, 2009 (as effective April 27, 2009). Filed as Exhibit 10.1 to Form 8-K filed on April 16, 2009. Commission File No. 1-5415.
10.17*	Form of Non-Employee Director Restricted Stock Award Agreement. Filed as Exhibit 10.1 to Form 8-K filed on April 27, 2009. Commission File No. 1-5415.
10.18*	Form of A.M. Castle & Co. Indemnification Agreement to be executed with all directors and executive officers. Filed as Exhibit 10.16 to Form 8-K filed on July 29, 2009. Commission File No. 1-5415.
10.19*	Board of Directors resolutions adopted July 23, 2009, approving changes to the Company's non-employee director compensation program. Filed as Exhibit 10.19 to Quarterly Report on Form 10-Q for the period ended June 30, 2009, which was filed on July 30, 2009. Commission File No. 1-5415.
21.1	Subsidiaries of Registrant
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Grant Thornton LLP
31.1	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
31.2	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	CEO and CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

* *These agreements are considered a compensatory plan or arrangement.*

SCHEDULE II

A. M. Castle & Co.

Accounts Receivable - Allowance for Doubtful Accounts
Valuation and Qualifying Accounts
For The Years Ended December 31, 2009, 2008 and 2007

(Dollars in thousands)

	2009	2008	2007
Balance, beginning of year	$ 3,318	$ 3,220	$ 3,112
Add – Provision charged to expense	2,484	1,600	647
– Metals U.K. allowance at date of acquisition	—	523	—
– Recoveries	186	132	262
Less – Uncollectible accounts charged against allowance	(1,793)	(2,157)	(801)
Balance, end of year	$ 4,195	$ 3,318	$ 3,220

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A. M. Castle & Co.
(Registrant)

By: /s/ Patrick R. Anderson
Patrick R. Anderson, Vice President - Controller and Chief Accounting Officer
(Principal Accounting Officer)

Date: March 12, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities as shown following their name on the dates indicated on this 12th day of March, 2010.

/s/ Brian P. Anderson	/s/ Thomas A. Donahoe	/s/ Ann M. Drake
Brian P. Anderson, Director	Thomas A. Donahoe, Director	Ann M. Drake, Director
/s/ Michael H. Goldberg		/s/ Robert S. Hamada
Michael H. Goldberg, President, Chief Executive Officer and Director (Principal Executive Officer)	William K. Hall, Director	Robert S. Hamada, Director
/s/ Patrick J. Herbert, III	/s/ Terrence J. Keating	/s/ Pamela Forbes Lieberman
Patrick J. Herbert, III, Director	Terrence J. Keating, Director	Pamela Forbes Lieberman, Director
/s/ John McCartney		/s/ Scott F. Stephens
John McCartney, Chairman of the Board	Michael Simpson, Director	Scott F. Stephens, Vice President and Chief Financial Officer (Principal Financial Officer)

Subsidiary	Registered in	Acquired
A. M. Castle & Co. (Canada) Inc.	Ontario	July 31, 1990
Advanced Fabricating Technology LLC.	Delaware	May 1, 2000
Castle Metals de Mexico S.A. de C.V.	Mexico	February 27, 2004
A. M. Castle & Co. (Singapore) Pte. Ltd.	Singapore	October 13, 2006
Keystone Tube Company	Delaware	June 2, 1997
Oliver Steel Company	Delaware	July 15, 1998
Paramont Machine Company, LLC	Delaware	April 1, 1999
Total Plastics, Inc.	Michigan	January 2, 1996
Transtar Intermediate Holdings #2, Inc.	Delaware	September 5, 2006
Transtar Metals Holdings	Delaware	September 5, 2006
Transtar Inventory Corp.	Delaware	September 5, 2006
Transtar Metals Corp.	Delaware	September 5, 2006
Transtar Marine Corp.	Delaware	September 5, 2006
A.M. Castle Metal Materials (Shanghai) Co., Ltd.	Pu Dong Province, Peoples Republic of China	November 22, 2007
Metals U.K. Group	United Kingdom	January 3, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-30545, 33-37818, 333-118030, 333-118031, 333-154915 and 333-160942 on Form S-8 and Registration Statement Nos. 333-87254, 333-106709, 333-02519 and 333-162917 on Form S-3 of our reports dated March 12, 2010, relating to the consolidated financial statements and financial statement schedule of A.M. Castle & Co. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of A.M. Castle & Co. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Chicago, Illinois
March 12, 2010

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 19, 2010, with respect to the consolidated financial statements of Kreher Steel Company, LLC, included in the Annual Report of A.M. Castle & Co. on Form 10-K for the year ended December 31, 2009. We herby consent to the incorporation by reference of said report in the Registration Statements of A.M. Castle & Co. on Form S-3 (Nos. 333-02519, 333-87254, 333-106709 and 333-, filed and/or effective April 15, 1996, April 30, 2002, July 01, 2007 and November 23, 2009, respectively) and on Form S-8 (Nos. 33-30545, 33-37818, 333-118030, 333-118031, 333-154915, and 333-160942) effective August 21, 1989, November 14, 1990, August 09, 2004, August 09, 2004, October 31, 2008, and July 31, 2009).

/s/ GRANT THORNTON LLP
GRANT THORNTON LLP

Chicago, Illinois
March 12, 2010

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael H. Goldberg, certify that:

1. I have reviewed this Annual Report on Form 10-K of A. M. Castle & Co. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 12, 2010

/s/ Michael H. Goldberg
Michael H. Goldberg
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott F. Stephens, certify that:

1. I have reviewed this Annual Report on Form 10-K of A. M. Castle & Co. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 12, 2010

/s/ Scott F. Stephens
Scott F. Stephens
Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of A. M. Castle & Co. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Michael H. Goldberg, President and Chief Executive Officer (Principal Executive Officer) and Scott F. Stephens, Vice President and Chief Financial Officer (Principal Financial Officer) of the Company, do each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael H. Goldberg
Michael H. Goldberg
President and Chief Executive Officer
March 12, 2010

/s/ Scott F. Stephens
Scott F. Stephens
Vice President and Chief Financial Officer
March 12, 2010

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.

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Stockholder Information

General Offices
3400 North Wolf Road
Franklin Park, IL 60131
(847) 455-7111

Transfer Agent & Registrar
American Stock Transfer and
Trust Company

Common Stock Traded
New York Stock Exchange

Independent Auditors
Deloitte & Touche LLP

Web Site
www.amcastle.com

Dividend Reinvestment Plan
All registered holders of A. M. Castle & Co. (the "Company") common stock are eligible to participate in a convenient and economical method to reinvest in Company stock by making voluntary cash payments. The Company pays all commissions and fees associated with stock purchased under the Plan. If you own Company common stock in "street name" (no certificates), please contact your brokerage firm for further information.

Annual Meeting
The Annual Meeting of the Company's shareholders will be held at our corporate headquarters on Thursday, April 22, 2010 at 10 a.m. Central Daylight Savings Time.

Global Operations

Metals Locations

North America
Arlington, Texas
Bedford Heights, Ohio
Birmingham, Alabama
Charlotte, North Carolina
Dallas, Texas
Edmonton, Alberta
Fairfield, Ohio
Franklin Park, Illinois
Gardena, California
Hammond, Indiana
Houston, Texas
Kansas City, Missouri
Kennesaw, Georgia
Kent, Washington
Lafayette, Louisiana
Milwaukee, Wisconsin
Minneapolis, Minnesota
Mississauga, Ontario
Monterrey, Mexico
Montreal, Quebec
Orange, Connecticut
Paramount, California
Philadelphia, Pennsylvania
Phoenix, Arizona
Saskatoon, Saskatchewan
Stockton, California
Tulsa, Oklahoma
Twinsburg, Ohio
Wichita, Kansas
Winnipeg, Manitoba
Worcester, Massachusetts

Europe
Bilbao, Spain
Blackburn, England
Montoir de Bretagne, France
Hoddesdon, England
Letchworth, England

Asia
Shanghai, China
Singapore

Joint Venture

Kreher Steel Company, LLC
Melrose Park, Illinois
Detroit, Michigan
Oklahoma City, Oklahoma
Dallas, Texas
Houston, Texas

Plastics Locations
Baltimore, Maryland
Cleveland, Ohio
Cranston, Rhode Island
Detroit, Michigan
Elk Grove Village, Illinois
Fort Wayne, Indiana
Grand Rapids, Michigan
Harrisburg, Pennsylvania
Indianapolis, Indiana
Kalamazoo, Michigan
Knoxville, Tennessee
Maple Shade, New Jersey
Mt. Vernon, New York
New Philadelphia, Ohio
Pittsburgh, Pennsylvania
Rockford, Michigan
Tampa, Florida
Worcester, Massachusetts

A Caution Concerning Forward-Looking Statements

Information provided in this document that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this document and the Company assumes no obligation to update the information included in this document. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "predict," "plan," or similar expressions. These statements are not guarantees of performance or results, and they involve risks, uncertainties, and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements, including those risk factors identified in Item 1A "Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.



A.M. Castle & Co.

Corporate Headquarters
3400 North Wolf Road
Franklin Park, IL 60131
(847) 455-7111

www.amcastle.com